SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2021

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                          No    ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          An announcement regarding connected transaction of China Petroleum & Chemical Corporation (the “Registrant”);

2.          An announcement regarding interim results of the Registrant for the six months ended June 30, 2021;

3.          An announcement regarding proposed amendments to the articles of association of the Registrant; and

4.          An announcement regarding renewal of continuing connected transactions and Discloseable transactions;

Each made by the Registrant on August 27, 2021.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
CONNECTED TRANSACTION
FORMATION OF JOINT VENTURE
The Board is pleased to announce that on 27 August 2021, the Board has considered and approved the proposed establishment of the Joint Venture by Shanghai Petrochemical and Baling Petrochemical, both being subsidiaries of the Company. Pursuant to the Joint Venture Agreement, Shanghai Petrochemical and Baling Petrochemical will jointly establish the Joint Venture and each shall contribute in cash the amount of RMB 400 million. Following completion of the Transaction, Shanghai Petrochemical and Baling Petrochemical shall each own 50% equity interest of the Joint Venture.

As at the date of the announcement, the Company directly holds 50.44% equity interest of Shanghai Petrochemical and 55% equity interest in Baling Petrochemical. Baling Petrochemical is owned as to 45% by Assets Company, which is a wholly-owned subsidiary of China Petrochemical Corporation (being the Company’s controlling shareholder). Pursuant to Chapter 14A of the Listing Rules, Baling Petrochemical is a connected subsidiary of the Company and the Transaction constitutes a connected transaction of the Company. In the past 12 months, Hainan Refining and Chemical, being a subsidiary of the Company, entered into a joint venture agreement with Baling Petrochemical (the “Previous Transaction”), which was exempted from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules as the applicable percentage ratios calculated under Rule 14.07 of the Listing Rules were less than 0.1%. The Transaction and the Previous Transaction are subject to aggregation pursuant to Rule 14A.81 of the Listing Rules. Since one or more of the applicable percentage ratios as calculated under Rule 14.07 of the Listing Rules on aggregate basis are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but is exempted from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Shareholders and potential investors of the Company are reminded that the Joint Venture Agreement is pending the execution by Shanghai Petrochemical and Baling Petrochemical. The Company will make a further announcement when the Joint Venture Agreement is signed.

1

INTRODUCTION
The Board is pleased to announce that on 27 August 2021, the Board has considered and approved the proposed establishment of the Joint Venture by Shanghai Petrochemical and Baling Petrochemical, both being subsidiaries of the Company. Pursuant to the Joint Venture Agreement, Shanghai Petrochemical and Baling Petrochemical will jointly establish the Joint Venture and each shall contribute in cash the amount of RMB400 million. Following completion of the Transaction, Shanghai Petrochemical and Baling Petrochemical shall each own 50% equity interest of the Joint Venture.
BASIC INFORMATION ON THE TRANSACTION
The Transaction is a joint external investment with the connected persons. As the Joint Venture is yet to be established, the following information is intended to be indicative and subject to business registration.
Company name:	:	Shanghai Jinshan Baling New Material Company Limited

Company nature:	:	Stated-controlled company with limited liability

Registered address:	:	Second Industrial Zone, Jinshan District, Shanghai

Principal business:	:
Production and sales of styrene thermoplastic elastomer new materials including SBS, SIS, SEBS, SEPS, SSBR (collectively referred to as “SBC”) and their feedstock, intermediate products and by-products; import and export (The specific scope is subject to business registration and items that require further approval under relevant laws may be operated upon obtaining such approval by competent authorities).

Registered capital	:	RMB800 million

Shareholders’ name, contribution amount, contribution proportion and contribution method are set out as follows:
RMB’ million
Shareholders’ Name	Contribution Amount	Contribution Proportion	Method

Baling Petrochemical	400	50%	Cash

Shanghai Petrochemical	400	50%	Cash

In Total	800	100%	-

2

PRICING BASIS OF THE TRANSACTION
The pricing of the Transaction was determined on an arm’s length basis with reference to normal commercial terms, trade practices and market prices without prejudice to the interests of any party, other shareholders or interested parties. Shanghai Petrochemical and Baling Petrochemical jointly invest as well as share profits and risks in accordance with the proportion of their respective contribution.
PRINCIPAL CONTENTS OF THE JOINT VENTURE AGREEMENT
The principal terms of the Joint Venture Agreement are as follows:
Parties	:	Shanghai Petrochemical and Baling Petrochemical

Method of Cooperation	:
The registered capital of the Joint Venture shall be RMB800 million, among which, each of Baling Petrochemical and Shanghai Petrochemical shall contribute RMB400 million in cash, representing 50% of the total registered capital respectively. Following completion of the Transaction, Baling Petrochemical and Shanghai Petrochemical shall each hold 50% equity interest of the Joint Venture and the financial results of the Joint Venture shall be consolidated into the financial statements of Baling Petrochemical.

Principal business	:
Production and sales of styrene thermoplastic elastomer new materials and their feedstock, intermediate products and by-products; import and export (The specific scope is subject to business registration and items that require further approval under relevant laws may be operated upon obtaining such approval by competent authorities).

Effective arrangement	:
The Joint Venture Agreement shall be established upon being duly signed and sealed by both parties and shall take effect after the parties complete the internal and external approvals. Matters not covered by this Agreement shall be mutually negotiated and agreed upon in a written supplemental agreement.

Board Composition	:	The Joint Venture shall establish a board of directors composed of 7 directors including 3 recommended by Baling Petrochemical, 3 recommended by Shanghai Petrochemical and 1 employee director.

Liabilities for breach of the Agreement	:
Shanghai Petrochemical and Baling Petrochemical shall bear liabilities for false contribution and compensate for the damages caused to third parties during the term of the Agreement. If the defaulting party falls three months behind on its committed contribution amount to the registered capital of the Joint Venture, the non-defaulting party shall be entitled to suspend the Agreement and demand the defaulting party to pay up the contribution amount, and also be entitled to default penalties calculated at 2% of the capital contribution amount and compensation for any losses incurred under the Agreement.
The defaulting party shall indemnify and hold harmless the Joint Venture or the other party against any liabilities or losses due to the defaulting party’s breach of the Agreement, by compensating for any expenses or costs, liabilities to third parties, and other losses borne by the Joint Venture or the other party resulting from such breach.

3

Any party failing to perform under the Joint Venture Agreement due to governmental action or force majeure shall promptly notify the other party of the reasons for the non-performance, delay in performance or partial performance and provide a written proof from relevant authorities within 15 days. Upon the receipt of the written proof, it shall be mutually negotiated by Shanghai Petrochemical and Baling Petrochemical as to whether the performance shall be delayed, partially performed or not performed, and whether the liability for breach of contract shall be exonerated in part or in whole based on case-by-case analysis.
Either of Shanghai Petrochemical and Baling Petrochemical which is unable to fulfil the obligations under the Joint Venture Agreement due to force majeure shall adopt effective measures to minimize the economic losses caused to the Joint Venture or the other party.

Equity transfer	:
Any party contemplating to transfer all or any part of its equity in the Joint Venture to a third party shall notify the other party in written form. The non-transferring party shall have the right of first refusal on such equity. The transferring party shall have the right to transfer the equity to a third party in accordance with relevant state-owned equity transfer regulations if the non-transferring party fails to inform the transferring party of its consent or opposition to the proposed transfer within 30 working days upon the receipt of notification from the transferring party, or if the non-transferring party explicitly declines to purchase such equity despite its opposition to the transfer.

REASONS FOR AND BENEFITS OF THE TRANSACTION
The Joint Venture will stay abreast of the active SBC consumer market in Eastern China, optimise regional resource allocation and improve downstream materials industry chain for the Company, which are conducive to enhancing the Company's overall competitiveness where the Joint Venture operates.
OPINIONS OF THE DIRECTORS
As at the date of this announcement, Ma Yongsheng, Zhao Dong, Yu Baocai, Liu Hongbin, Ling Yiqun and Li Yonglin, being the connected Directors, have abstained from voting on the relevant resolution approving the proposed establishment of the Joint Venture at the Board meeting. The Board has considered and approved the resolution on the Transaction. The Directors (including all independent non-executive Directors) are of the opinion that, (i) the Transaction is on normal commercial terms; (ii) the terms and conditions of the Transaction documents are fair and reasonable; and (iii) the Transaction is in the interest of the Company and the Shareholders as a whole.
THE LISTING RULES IMPLICATIONS
As at the date of the announcement, the Company directly holds 50.44% equity interest of Shanghai Petrochemical and 55% equity interest of Baling Petrochemical. Baling Petrochemical is owned as to 45% by Assets Company, which is a wholly-owned subsidiary of China Petrochemical Corporation (being the Company’s controlling shareholder). Pursuant to Chapter 14A of the Listing Rules, Baling Petrochemical is a connected subsidiary of the Company and the Transaction constitutes a connected transaction of the Company.
4

In the past 12 months, Hainan Refining and Chemical, being a subsidiary of the Company, entered into a joint venture agreement with Baling Petrochemical, pursuant to which each of Hainan Refining and Chemical and Baling Petrochemical contributed in cash the amount of RMB300 million to establish a joint venture. The Previous Transaction was exempted from the reporting, announcement, and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules as the applicable percentage ratios calculated under Rule 14.07 of the Listing Rules were less than 0.1%. The Transaction and the Previous Transaction are subject to aggregation pursuant to Rule 14A.81 of the Listing Rules. Since one or more of the applicable percentage ratios as calculated under Rule 14.07 of the Listing Rules on aggregate basis are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but is exempted from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.
INFORMATION ON THE PARTIES
The Company
The Company is one of the largest integrated energy and chemical companies in China and is mainly engaged in the exploration and production, pipeline transportation and sale of petroleum and natural gas; the production, sale, storage and transportation of refinery products, petrochemical products, coal chemical products, synthetic fibre and other chemical products; the import and export, including import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.
Shanghai Petrochemical
Shanghai Petrochemical is a company established in accordance with the PRC laws with limited liability and is primarily engaged in business including processing crude oil into a variety of synthetic fibre, resins and plastics, intermediate petrochemical products and petroleum products. As at the date of this announcement, Shanghai Petrochemical is a subsidiary of the Company and the Company directly owns 50.44% equity interest of it.
Baling Petrochemical
Baling Petrochemical is a company established in accordance with the PRC laws with limited liability and is primarily engaged in business including petrochemical, chemical fibre, chemical fertilizer, and fine chemical products. As at the date of this announcement, Baling Petrochemical is a subsidiary of the Company and the Company directly owns 55% equity interest of it. China Petrochemical Corporation owns 45% equity interest of Baling Petrochemical through Assets Company, being its wholly-owned subsidiary.
China Petrochemical Corporation
China Petrochemical Corporation is a company established under the laws of the PRC with limited liability, and a state-authorized investment organization. Its controlling shareholder is the State. Its principal operations include: exploration, exploitation, storage and transportation (including pipeline transportation), sales and comprehensive utilization of oil and natural gas; oil refining; wholesale and retail of refined oil products; production, sales, storage, transportation of petrochemical products, gas-based chemicals, coal chemical products and other chemical products; industrial investment and investment management; production, sales, storage and transportation of energy products such as new energy and geothermal energy; design, consultation, construction and installation of petroleum and petrochemical engineering projects; repairing and maintenance of petroleum and petrochemical equipment; R&D, manufacturing and sales of electrical and mechanical equipment; production and sale of electricity, steam, water and industrial gas; research, development, application and consulting services of technology, e-commerce, information and alternative energy products; proprietary and agency import and export of relevant products, commodities and technologies; foreign project contracting, bidding and purchasing, and labour export; international storage and logistics business.
5

Assets Company
Assets Company is a company established in accordance with the PRC laws with limited liability and is primarily engaged in industrial investment and investment management, refining of petroleum; production and supply of heat; production and sales of petrochemical, chemical fibre and refined chemical products (excluding hazardous products); warehousing services; leasing of land and self-owned properties. The following projects are operated by external branches: electricity business, centralised water supply, port operations and production and operation of hazardous chemicals, etc. As at the date of this announcement, China Petrochemical Corporation directly owns 100% equity interest of Assets Company.
Shareholders and potential investors of the Company are reminded that the Joint Venture Agreement is pending the execution by Shanghai Petrochemical and Baling Petrochemical. The Company will make a further announcement when the Joint Venture Agreement is signed.
DEFINITIONS
In this announcement, unless otherwise indicated in the context, the following expressions have the meaning set out below:
“Assets Company”	Sinopec Group Asset Management Co., Ltd.

“Baling Petrochemical”	Sinopec Baling Petrochemical Company Limited

“Board”	the board of directors of the Company

“China Petrochemical Corporation”	China Petrochemical Corporation

“Company” or “Sinopec Corp.”	China Petroleum & Chemical Corporation

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules

“Director(s)”	the Director(s) of the Company

“Group”	the Company and its subsidiaries

“Hainan Refining and Chemical”	Sinopec Hainan Refining and Chemical Company Limited

“Joint Venture”	Shanghai Jinshan Baling New Material Company Limited (a proposed name subject to approval by business registration authority)
6

“Joint Venture Agreement” or “Agreement”	the Joint Venture Agreement on establishing Shanghai Jinshan Baling New Material Company Limited to be entered into by Shanghai Petrochemical and Baling Petrochemical

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Previous Transaction”	the transaction under the joint venture agreement entered into by Baling Petrochemical and Hainan Refining and Chemical

“PRC”	the People’s Republic of China

“Shanghai Petrochemical”	Sinopec Shanghai Petrochemical Company Limited

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Transaction”	the proposed establishment of the Joint Venture by Shanghai Petrochemical and Baling Petrochemical under the Joint Venture Agreement

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC
27 August 2021

As of the date of this announcement, directors of the Company are: Ma Yongsheng#, Zhao Dong*, Yu Baocai#, Liu Hongbin#, Ling Yiqun#, Li Yonglin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

# Executive Director
*Non-executive Director
+Independent Non-executive Director

7

Announcement 2
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Interim Results Announcement for the Six Months Ended 30 June 2021

The board of directors (the “Board”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) hereby announces the unaudited results of Sinopec Corp. and its subsidiaries for the six months ended 30 June 2021. This announcement, containing the full text of the 2021 Interim Report of Sinopec Corp., complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcement of interim results. Printed version of the 2021 Interim Report of Sinopec Corp. will be delivered to the shareholders of H shares of Sinopec Corp. in September 2021.

PUBLICATION OF RESULTS ANNOUNCEMENT

Both the Chinese and English versions of this results announcement are available on the websites of Sinopec Corp. (www.sinopec.com/listco/) and The Stock Exchange of Hong Kong Limited (www.hkex.com.hk). In the event of any discrepancies in interpretations between the English version and Chinese version, the Chinese version shall prevail.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
27 August 2021

As of the date of this announcement, directors of the Company are: Ma Yongsheng#, Zhao Dong*, Yu Baocai#, Liu Hongbin#, Ling Yiqun#, Li Yonglin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

CONTENTS

2	Company Profile
4	Principal Financial Data and Indicators
6	Business Review and Prospects
10	Management’s Discussion and Analysis
21	Corporate Governance
24	Environment and Social Responsibilities
26	Significant Events
33	Changes in Share Capital and Shareholdings of Shareholders
34	Bond General Information
36	Financial Statements
136	Index of Documents for Inspection

This interim report contains forward-looking statements. All statements, other than statements of historical facts, that address business activities, events or developments that the Company expects or anticipates will or may occur in the future (including, but not limited to projections, targets, reserves and other estimates and business plans) are forward-looking statements. The actual results or developments of the Company may differ materially from those forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 27 August 2021 and, unless otherwise required by the relevant regulatory authorities, undertakes no obligation to update these statements.

COMPANY PROFILE

IMPORTANT NOTICE: THE BOARD OF DIRECTORS (BOARD) AND THE BOARD OF SUPERVISORS OF CHINA PETROLEUM & CHEMICAL CORPORATION (SINOPEC CORP.) AND ITS DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT WARRANT THAT THERE ARE NO FALSE REPRESENTATIONS, MISLEADING STATEMENTS OR MATERIAL OMISSIONS CONTAINED IN THIS INTERIM REPORT, AND SEVERALLY AND JOINTLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS INTERIM REPORT. THERE IS NO OCCUPANCY OF NON-OPERATING FUNDS BY THE CONTROLLING SHAREHOLDERS OF SINOPEC CORP. Mr. MA YONGSHENG, DIRECTOR AND PRESIDENT, AND MS. SHOU DONGHUA, CHIEF FINANCIAL OFFICER AND HEAD OF CORPORATE ACCOUNTING DEPARTMENT WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE INTERIM FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT. THE AUDIT COMMITTEE OF SINOPEC CORP. HAS REVIEWED THE INTERIM REPORT OF SINOPEC CORP. FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2021.

THE INTERIM FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2020 OF THE COMPANY, PREPARED IN ACCORDANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (CASs) OF THE PEOPLES REPUBLIC OF CHINA (PRC), AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS), HAVE NOT BEEN AUDITED.

COMPANY PROFILE
Sinopec Corp. is one of the largest integrated energy and chemical companies in China. Its principal operations include exploration and production, pipeline transportation, and sale of petroleum and natural gas; production, sale, storage and transportation of refining products, petrochemical products, coal chemical products, synthetic fibre, and other chemical products; import and export, including import and export agency business of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

DEFINITIONS
In this interim report, unless the context otherwise requires, the following terms shall have the meaning set out below:
Sinopec Corp.: China Petroleum & Chemical Corporation;
Company: Sinopec Corp. and its subsidiaries;
China Petrochemical Corporation: The controlling shareholder of Sinopec Corp., China Petrochemical Corporation;
Sinopec Group: China Petrochemical Corporation and its subsidiaries;
Sinopec Finance Co.: Sinopec Finance Co., Ltd.
Century Bright: Sinopec Century Bright Capital Investment Ltd.
CSRC: China Securities Regulatory Commission;
Hong Kong Stock Exchange: The Stock Exchange of Hong Kong Limited;
Hong Kong Listing Rules: Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

CONVERSIONS
For domestic production of crude oil: 1 tonne = 7.1 barrels;
For overseas production of crude oil: 1 tonne = 7.21 barrels
For production of natural gas: 1 cubic meter = 35.31 cubic feet;
Refinery throughput: 1 tonne = 7.35 barrels.

BASIC INFORMATION

LEGAL NAME
中國石油化工股份有限公司

CHINESE ABBREVIATION
中國石化

ENGLISH NAME
China Petroleum & Chemical Corporation

ENGLISH ABBREVIATION
Sinopec Corp.

LEGAL REPRESENTATIVE
Mr. Zhang Yuzhuo

AUTHORISED REPRESENTATIVES UNDER THE HONG KONG LISTING RULES
Mr. Ma Yongsheng
Mr. Huang Wensheng

SECRETARY TO THE BOARD
Mr. Huang Wensheng

REPRESENTATIVE ON SECURITIES MATTERS
Mr. Zhang Zheng

REGISTERED ADDRESS, PLACE OF BUSINESS AND CORRESPONDENCE ADDRESS
22 Chaoyangmen North Street,
Chaoyang District, Beijing, China
Postcode: 100728
Tel: 86-10-59960028
Fax: 86-10-59960386
Website:  http://www.sinopec.com
E-mail:ir@sinopec.com

CHANGE OF INFORMATION DISCLOSURE MEDIA AND ACCESS PLACES
There was no change to Sinopec Corp.’s information disclosure media and access place during the reporting period.

PLACES OF LISTING OF SHARES, STOCK NAMES AND STOCK CODES
A Shares:	Shanghai Stock Exchange
Stock name: 中国石化
Stock code: 600028

H Shares:	Hong Kong Stock Exchange
Stock code: 00386

ADRs:	New York Stock Exchange
Stock code: SNP
London Stock Exchange
Stock code: SNP

CHANGE OF REGISTERED ADDRESS IN THE REPORTING PERIOD
There was no change to the registered address in the reporting period.

PRINCIPAL FINANCIAL DATA AND INDICATORS

1	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH CASs

(1)	Principal accounting data

Items	Six-month period ended 30 June			Changes over the same period of the preceding year (%)
	2021 RMB million	2020 RMB million (adjusted)	2020 RMB million (before adjustment)

Operating income	1,261,603	1,033,064	1,034,246	22.1
Net profit/(loss) attributable to equity shareholders of the Company	39,153	(23,001)	(22,882)	—
Net profit/(loss) attributable to equity shareholders of the Company excluding extraordinary gains and losses	38,420	(24,404)	(24,404)	—
Net cash flow from operating activities	47,736	40,365	39,794	18.3

	As of 30 June 2021 RMB million	As of 31 December 2020 RMB million	Changes from the end of last year (%)

Total equity attributable to shareholders of the Company	765,154	742,463	3.1
Total assets	1,852,964	1,733,805	6.9

Note:
The Company completed the reorganisation of Sinopec Baling Petrochemical Co. Ltd. in 2020. This business reorganisation has been accounted as business combination under common control. Accordingly, the Company has retrospectively adjusted the relevant financial data for the same period in 2020.

(2)	Principal financial indicators

Items	Six-month period ended 30 June			Changes over the same period of the preceding year (%)
	2021 RMB	2020 RMB (adjusted)	2020 RMB (before adjustment)

Basic earnings/(losses) per share	0.323	(0.190)	(0.189)	—
Diluted earnings/(losses) per share	0.323	(0.190)	(0.189)	—
Basic earnings/(losses) per share (excluding extraordinary gains and losses)	0.317	(0.202)	(0.202)	—
Weighted average return on net assets (%)	5.19	(3.21)	(3.21)	8.40 percentage points
Weighted average return (excluding extraordinary gains and losses) on net assets (%)	5.10	(3.41)	(3.42)	8.51 percentage points

(3)	Extraordinary items and corresponding amounts

Items	Six-month period ended 30 June 2021 (income)/expenses
RMB million

Net gain on disposal of non-current assets	(281)
Donations	8
Government grants	(1,549)
Gain on holding and disposal of various investments	(166)
Other extraordinary expenses, net	690
Subtotal	(1,298)
Tax effect	388
Total	(910)
Attributable to:
Equity shareholders of the Company	(733)
Minority interests	(177)

2	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH IFRS

(1)	Principal accounting data

Items	Six-month period ended 30 June			Changes over the same period of the preceding year (%)
	2021 RMB million	2020 RMB million (adjusted)	2020 RMB million (before adjustment)

Operating profit/(loss)	58,109	(21,659)	(21,501)	—
Profit/(loss) attributable to shareholders of the Company	39,954	(21,844)	(21,725)	—
Net cash generated from operating activities	47,736	40,365	39,794	18.3

	As of 30 June 2021 RMB million	As of 31 December 2020 RMB million	Changes from the end of last year (%)

Total equity attributable to shareholders of the Company	764,208	741,494	3.1
Total assets	1,852,964	1,733,805	6.9

Note:
The Company completed the reorganisation of Sinopec Baling Petrochemical Co. Ltd. in 2020. This business reorganisation has been accounted as business combination under common control. Accordingly, the Company has retrospectively adjusted the relevant financial data for the same period in 2020.

(2)	Principal financial indicators

Items	Six-month period ended 30 June			Changes over the same period of the preceding year (%)
	2021 RMB	2020 RMB (adjusted)	2020 RMB (before adjustment)

Basic earnings/(losses) per share	0.330	(0.180)	(0.179)	—
Diluted earnings/(losses) per share	0.330	(0.180)	(0.179)	—
Return on capital employed (%)	6.14	(1.91)	(1.89)	8.05 percentage points

BUSINESS REVIEW AND PROSPECTS

BUSINESS REVIEW
In the first half of 2021, as the world economy gradually picked up, China’s economy kept a sustainable and steady recovery, registering a GDP growth of 12.7% year-on-year. Domestic demand for natural gas continued to grow rapidly, with an apparent consumption up by 17.5% year-on-year. Domestic refined oil products demand recovered with a growth of 5.7% year-on-year in the apparent consumption, of which the demand for gasoline and kerosene rose by 10.7% and 39.8% year-on-year respectively, and that for diesel fell by 3.5% year-on-year. Domestic demand for major chemicals sustained growth. Based on our statistics, domestic consumption of ethylene equivalent increased by 1.1% compared with that of the preceding year.

In the first half of 2021, international crude oil prices fluctuated with an upward trend. The average spot price of Platts Brent was USD65.23 per barrel, up by 62.8% year-on-year.

Confronted with the environment where the international oil price went up and the demand for petrochemical products recovered steadily, the Company focused on addressing challenges while increasing profit on a regular basis and stressed on improving our systems, expanding markets, and controlling costs, thus realising outstanding operation results.

1	PRODUCTION & OPERATIONS REVIEW

(1)	Exploration and Production

In the first half of 2021, the Company seized the favourable opportunity of rising oil prices, pressed ahead with high-quality exploration and profit-oriented development, strengthened the foundation of resources, and raised operational efficiency to realise production and profit increase. In terms of exploration, we strengthened risk exploration in new regions and new sectors, which led to new discoveries in Tarim Basin, Sichuan Basin, and Erdos Basin, and major breakthroughs in continental facies shale oilfields of Bohai Bay Basin, Sichuan Basin, and North Jiangsu Basin. In terms of production, we efficiently proceeded with the capacity building of major oilfields, strengthened fine development in mature fields, expanded market, sales and profit of natural gas, signed long-term LNG contracts, stabilised overseas oil and gas supply, and continuously boosted the sales and market penetration of natural gas. The Company’s production of oil and gas reached 235.29 million barrels of oil equivalent, up by 4.2% year-on-year, with domestic crude production reaching 123.62 million barrels and natural gas production totalled 582.6 billion cubic feet, up by 13.7% year-on-year.

Exploration and Production: Summary of Operations

	Six-month period ended 30 June		Changes
	2021	2020	(%)

Oil and gas production (mmboe)	235.29	225.71	4.2
Crude oil production (mmbbls)	138.15	140.27	(1.5)
China	123.62	124.05	(0.3)
Overseas	14.53	16.22	(10.4)
Natural gas production (bcf)	582.60	512.41	13.7

(2)	Refining

In the first half of 2021, the Company grasped the opportunity of market recovery in the post-pandemic period, integrated and coordinated production and marketing, raised processing volume, kept high utilisation rate, and maximised profits along the industrial chain. We optimised crude oil allocation and cut procurement costs. We insisted on the strategy of shifting from oil to chemicals, lowered refined oil products yield and diesel-gasoline ratio, and increased production of readily marketable products like gasoline and light chemical feedstock. We increased production of high value-added products and specialty products, built 4 sets of hydrogen purification units, and developed high-end needle-shaped coke products and lubricating grease, etc., and domestic market share of low-sulphur bunker fuel ranked the first. We expedited advanced capacity building and pushed ahead with restructuring projects. In the first half of 2021, the Company processed 126 million tonnes of crude oil, an increase of 13.7% year-on-year, and produced 72.19 million tonnes of refined oil products, up by 7.4% year-on-year, among which, gasoline production reached 32.40 million tonnes, up by 20.8% year-on-year, and kerosene stood at 11.24 million tonnes, an increase of 13.5% year-on-year.

Refining: Summary of Operations     Unit: million tonnes

	Six-month period ended 30 June		Changes
	2021	2020	(%)

Refinery throughput	126.11	110.95	13.7
Gasoline, diesel and kerosene production	72.19	67.19	7.4
Gasoline	32.40	26.82	20.8
Diesel	28.54	30.47	(6.3)
Kerosene	11.24	9.90	13.5
Light chemical feedstock production	22.26	19.00	17.2

Note: Includes 100% of production of domestic joint ventures.

(3)	Marketing and Distribution

In the first half of 2021, in view of rising domestic refined oil products consumption, the Company leveraged our advantage of integrated production and marketing network to expand markets, resulting in an elevation of quality and scale. We adopted targeted marketing strategy, and focused on differentiated marketing. We consolidated our resources of customers and marketing throughout the country, and continuously improved the quality of our services. We optimised the network layout to reach end users, accelerated the construction of integrated energy service stations offering petrol, gas, hydrogen, power, and non-fuel services, and put our first carbon-neutral station and BIPV (building integrated photo-voltaic) station into operation. In the first half of 2021, total sales volume of refined oil products was 109 million tonnes, up by 2.0% year-on-year, of which domestic sales volume accounted for 84.01 million tonnes, an increase of 8.1% year-on-year. The Company strengthened the development and marketing of company-owned brands, actively explored emerging business models such as car services, fast food, and advertising, and speed up the development of non-fuel businesses.

Marketing and Distribution: Summary of Operations

	Six-month period ended 30 June		Change
	2021	2020	(%)

Total sales volume of refined oil products (million tonnes)	109.13	107.03	2.0
Total domestic sales volume of refined oil products (million tonnes)	84.01	77.75	8.1
Retail (million tonnes)	55.50	52.50	5.7
Direct sales and Distribution (million tonnes)	28.51	25.24	13.0
Annualised average throughput per station (tonne/station)	3,614	3,419	5.7

Note: The total sales volume of refined oil products includes the amount of refined oil marketing and trading sales volume.

			Change
	As of	As of	from the end
	30 June	31 December	of last year
	2021	2020	(%)

Total number of Sinopec-branded service stations	30,716	30,713	0.0
Number of convenience stores	27,812	27,721	0.3

(4)	Chemicals

In the first half of 2021, by adhering to “following the market and centering on profits”, the Company sped up the advanced capacity building and structural adjustment, and developed a batch of products with high value added and profitability; we fine-tuned chemical feedstock to reduce costs; we adjusted the structure of the facilities and optimised maintenance schedule to raise the utilisation of profitable facilities; we optimised product slate to continuously increase the ratio of high value-added products, raising the ratio of synthetic resin, synthetic rubber, and synthetic fibre by 0.3, 4.9, and 0.8 percentage points respectively year-on-year. In the first half of 2021, ethylene production reached 6.46 million tonnes, up by 11.9% year-on-year. Meanwhile, we scored achievements in key clients management, scaled up profit generation through exports, and launched self-marketing products on e-commerce. The total sales volume of chemical products for the first half of 2021 was 40 million tonnes.

Major Chemical Products: Summary of Operations        Unit: 1,000 tonnes

	Six-month period ended 30 June		Changes
	2021	2020	(%)

Ethylene	6,463	5,776	11.9
Synthetic resin	9,292	8,376	10.9
Synthetic fiber monomer and polymer	4,507	4,421	1.9
Synthetic fiber	676	573	18.0
Synthetic rubber	594	526	12.9

Note: Includes 100% of production of domestic joint ventures.

2	HEALTH AND SAFETY
In the first half of 2021, the Company revised and launched HSE management system and practice code, and kept improving the construction and operation of the system. We pushed ahead with the health management of all staff, strengthened the COVID-19 prevention and control measures, and safeguarded the occupational, physical, and psychological health of employees both at home and abroad. We continued to enhance safety supervision, took stringent measures in managing and controlling major safety risks, grounded efforts in managing hidden dangers, made solid strides in the three-year programme of special rectification of work safety, and conducted special campaigns targeting at “zero accidents in 100 days”, maintaining a steady momentum in work safety.

3	CAPITAL EXPENDITURES
Focusing on investment quality and profitability, the Company optimised its investment management system, with total capital expenditures of RMB57.941 billion in the first half of 2021. The capital expenditure for exploration and production segment was RMB23.965 billion, mainly for the capacity building of Shunbei oilfield, Weirong, Fuling, and Western Sichuan natural gas projects, and the construction of storage and transportation facilities for phase II of Tianjin LNG project, etc. The capital expenditure for the refining segment was RMB7.887 billion, mainly for the refining structural upgrading projects in Zhenhai and Anqing, and construction of hydrogen purification project, etc. The capital expenditure for the marketing and distribution segment was RMB6.773 billion, mainly for building oil (gas) stations, integrated energy service stations offering petrol, gas, hydrogen, power, and services and logistics facilities, etc. The capital expenditure for the chemicals segment was RMB18.961 billion, mainly for Zhenhai, Sino-Korea, and Hainan ethylene projects, the overseas AGCC project, Jiujiang Aromatics project, Yizheng PTA project, etc. The capital expenditure for corporate and others was RMB355 million, mainly for R&D facilities and information technology projects, etc.

BUSINESS PROSPECTS
Looking forward to the second half of the year, the global pandemic continues to evolve, and the external environment remains complex and severe. China’s economy is expected to maintain steady growth on the basis of the good momentum in the first half of the year. It is expected that the demand for refined oil will keep stable, the demand for chemical products will maintain a good growth rate, and the demand for natural gas will grow rapidly. Given the factors such as the supply capacity of oil producers, global demand growth, and inventory levels, international oil prices are expected to fluctuate within a wide range. Regarding the current situation, the Company will exert greater efforts to enhance technology innovation and advancement, optimise and adjust structure, expand market, deepen reform, promote development, control risks, and focus on the following aspects:

Exploration and Production. The Company will continue to intensify exploration efforts, accelerate oil and gas production capacity building, and increase oil and gas reserves, production and profitability. In crude oil development, more efforts will be made in speeding up the capacity building in Shunbei, Tahe and other regions, strengthening the fine management of mature oilfields, advancing the research and application of EOR technologies, and continuously reducing the cost of crude development. In natural gas development, the Company will focus on natural gas leapfrog development by speeding up the capacity building of key projects, vigorously increasing the reserves-production ratio and recovery rates, and promoting large-scale natural gas production. In the second half of the year, the Company plans to produce 141 million barrels of crude oil and 633.5 billion cubic feet of natural gas.

Refining. The Company will integrate and coordinate production and sales, increase efforts in shifting from oil products to chemicals, flexibly adjust the yield of refined oil products, and continue to reduce the diesel-to-gasoline ratio. More high value-added products and specialties will be produced at a faster pace. The Company will optimise the allocation of crude resources and make overall plans for the whole crude supply process to reduce procurement costs. Capacity optimisation will be accelerated to enhance market competitiveness. The Company will continue to optimise low-sulfur bunker fuel oil production and operation plans to reduce production and logistics costs. We plan to process 126 million tonnes of crude oil in the second half of the year.

Marketing and Distribution. The Company will seize opportunities brought by policy adjustment, accurately implement marketing strategies by focusing on meeting customer needs, and improve customer experience, to continuously enhance quality and profitability. End-user network will be further optimised to reinforce and improve advantages. The Company will continue to promote integration of fuel and non-fuel, online and offline business. We will also promote construction of integrated energy service stations offering petrol, gas, hydrogen, power, and services, and accelerate the transformation toward an integrated energy service provider. In the second half of the year, our target for domestic sales volume of refined products is 86.36 million tonnes.

Chemicals. The Company will adhere to the development direction of “basic + high-end” and “chemicals + materials”, strengthen technology innovation, improve quality and profitability, extend the industrial chain and cultivate growth drivers. We will dynamically adjust feedstock and product slate, optimise utilisation and schedule arrangement to improve operation efficiency. The Company will further integrate production, marketing, research and application, intensify the research and development of high-end products and new materials, and continuously increase the proportion of high value-added products. At the same time, market research will be further enhanced to optimise the “one customer, one case” strategy, and acquire a larger market share. In the second half of the year, the Company plans to produce 6.54 million tonnes of ethylene.

Capital Expenditures. The capital expenditures for the second half of the year are budgeted at RMB109.259 billion, and the investment projects will be dynamically optimised and adjusted based on market changes. RMB42.835 billion will be invested in exploration and production segment, mainly for the capacity building of Shunbei oilfield, Weirong, Fuling, and Western Sichuan natural gas projects, the construction of storage and transportation facilities for phase II of Tianjin LNG project, and CCUS project in Shengli oilfield, etc. The capital expenditure for the refining segment is budgeted at RMB12.213 billion, mainly for Zhenhai Refining and Chemical Expansion project and the structural upgrading of the Yangzi project, etc. The capital expenditure for the marketing and distribution segment will be RMB19.727 billion, mainly for oil (gas) stations, integrated energy stations offering petrol, gas, hydrogen, power, and services and logistics facilities, etc. RMB29.639 billion will be invested in the chemicals segment, mainly for Hainan, Zhenhai, Tianjin Nangang, Maoming and other ethylene projects, the overseas AGCC project, Jiujiang Aromatics project, Yizheng PTA project, Guizhou PGA project, Qilu CCUS project, etc. RMB4.845 billion will be invested in corporate and others, mainly for R&D facilities and information technology projects, etc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S INTERIM FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PARTS OF THE FOLLOWING FINANCIAL DATA, UNLESS OTHERWISE STATED, WERE CONSISTENT WITH THE COMPANY’S INTERIM FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED ACCORDING TO THE IFRS. THE PRICES IN THE FOLLOWING DISCUSSION DO NOT INCLUDE VALUE-ADDED TAX.

1	CONSOLIDATED RESULTS OF OPERATIONS
In the first half of 2021, facing the condition of sustainable and steady recovery of domestic economy, significant increase of global crude oil price, the Company’s revenue from primary business and other operating revenues were RMB1,261.6 billion, representing an increase of 22.1% year-on-year, which was due to the increase of output, sales volume and product prices. In the first half of 2021, the Company achieved an operating profit of RMB58.1 billion, representing an increase of RMB79.8 billion year-on-year by seizing good opportunity of demand picking up, and optimising production and operation to tide over difficulties and improve performance.

The following table sets forth the principal revenue and expense items from the Company’s consolidated financial statements for the first half of 2021 and the corresponding period in 2020:

	Six-month period ended 30 June
	2021	2020	Change
	RMB million	RMB million	(%)

Revenue	1,261,603	1,033,064	22.1
Revenue from primary business	1,231,980	1,006,808	22.4
Other operating revenues	29,623	26,256	12.8
Operating expenses	(1,203,494)	(1,054,723)	14.1
Purchased crude oil, products and operating supplies and expenses	(947,242)	(835,004)	13.4
Selling, general and administrative expenses	(25,748)	(24,373)	5.6
Depreciation, depletion and amortisation	(54,267)	(51,465)	5.4
Exploration expenses, including dry holes	(4,846)	(4,465)	8.5
Personnel expenses	(45,010)	(38,476)	17.0
Taxes other than income tax	(120,866)	(108,711)	11.2
Impairment reversal/(losses) on trade and other receivables	55	(101)	—
Other operating (expenses)/income, net	(5,570)	7,872	—
Operating profit/(loss)	58,109	(21,659)	—
Net finance costs	(4,901)	(5,263)	(6.9)
Investment income and share of profits less losses from associates and joint ventures	11,247	73	15,306.8
Profit/(loss) before taxation	64,455	(26,849)	—
Income tax expense	(14,949)	5,791	—
Profit/(loss) for the period	49,506	(21,058)	—
Attributable to:
Shareholders of the Company	39,954	(21,844)	—
Non-controlling interests	9,552	786	1,115.3

(1)	Revenue
In the first half of 2021, the Company’s revenue from primary business was RMB1,232.0 billion, representing an increase of 22.4% year-on-year. The change was mainly due to the gradual picking up of world economy, significant increase of international crude oil price, and the increase of the Company’s sales volume and product prices resulting from the good control of domestic pandemic and the booming demand of petroleum and petrochemical products.

The following table sets forth the external sales volume, average realised prices and respective change rates of the Company’s major products in the first half of 2021 as compared with the first half of 2020.

	Sales Volume (thousand tonnes)			Average realised price (VAT excluded) (RMB/tonne, RMB/thousand cubic meters)
	Six-month period ended 30 June		Change	Six-month period ended 30 June		Change
	2021	2020	(%)	2021	2020	(%)

Crude oil	3,537	3,488	1.4	2,794	2,006	39.3
Natural gas (million cubic meters)	14,371	12,475	15.2	1,522	1,360	11.9
Gasoline	45,597	39,799	14.6	7,307	6,372	14.7
Diesel	34,648	35,980	(3.7)	5,388	4,862	10.8
Kerosene	11,016	9,519	15.7	3,397	2,892	17.5
Basic chemical feedstock	17,665	17,109	3.3	5,168	3,578	44.4
Synthetic fibre monomer and polymer	3,408	4,542	(25.0)	6,216	4,347	43.0
Synthetic resin	8,652	8,304	4.2	8,174	6,658	22.8
Synthetic fibre	714	602	18.6	7,356	6,723	9.4
Synthetic rubber	622	647	(3.9)	10,584	7,742	36.7

Most of the crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production with the remaining sold to other customers. In the first half of 2021, the revenue from crude oil, natural gas and other upstream products sold externally amounted to RMB67.7 billion, up by 41.1% year-on-year, accounting for 5.4% of the Company’s revenue from primary business and other operating revenues. The change was mainly due to the increase of crude oil and natural gas sales volume and prices.

Petroleum products (mainly consisting of refined oil products and other refined petroleum products) sold externally by the refining segment and the marketing and distribution segment achieved external sales revenues of RMB693.6 billion, representing an increase of 26.4% year-on-year and accounting for 55% of the Company’s revenue from primary business and other operating revenues. Those changes were mainly due to the increased price and sales volume of refined oil products and other refined petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB557.3 billion, representing an increase of 22.2% year-on-year, accounting for 80.4% of the total sales revenue of petroleum products. The sales revenue of other refined petroleum products was RMB136.3 billion, accounting for 19.6% of the sales revenue of petroleum products, up by 46.7% year-on-year.

The Company’s external sales revenue of chemical products was RMB197.9 billion, accounting for 15.7% of its revenue from primary business and other operating revenues, up by 33% year-on-year. The change was mainly due to the gradual recovery of the chemical market, and the increased chemical products’ sales volume and price of the Company.

(2)	Operating expenses
In the first half of 2021, the Company’s operating expenses were RMB1,203.5 billion, up by 14.1% year-on-year. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses were RMB947.2 billion, representing an increase of 13.4% year-on-year, accounting for 78.7% of total operating expenses, of which:

•
Crude oil purchasing expenses were RMB300.1 billion, representing an increase of 20% year-on-year. Throughput of crude oil purchased externally in the first half of 2021 was 118 million tonnes (excluding the volume processed for third parties), up by 13.7% year-on-year. The average processing cost of crude oil purchased externally was RMB2,846 per tonne, up by 6.7% year-on-year.

•	The Company’s purchasing expenses of refined oil products were RMB136.0 billion, up by 0.9% year-on-year.

•	The Company’s purchasing expenses related to trading activities were RMB260.0 billion, up by 7.7% year-on-year.

•	Other purchasing expenses were RMB251.2 billion, up by 20.3% year-on-year.

Selling, general and administrative expenses of the Company totalled RMB25.7 billion, representing an increase of 5.6% year-on-year. This was mainly due to the increased freight and other related expenses incurred in sales activities as a result of increased business scale.

Depreciation, depletion and amortisation of the Company were RMB54.3 billion, representing an increase of 5.4% year-on-year. This was mainly because that with the decrease of crude oil price, the proved reserve decreased, which led to the increase of depletion rate in oil and gas assets.

Exploration expenses were RMB4.8 billion, representing an increase of 8.5% year-on-year. This was mainly because the Company enhanced the effort in exploration.

Personnel expenses were RMB45.0 billion, representing an increase of 17% year-on-year. This is mainly due to the temporary enterprise social insurance premium preferential policy adopted by the nation in response to the impact of the COVID-19 last year and was cancelled this year.

Taxes other than income tax were RMB120.9 billion, representing an increase of 11.2% year-on-year, mainly because of consumption tax increased year-on-year resulting from the taxable products production and revenue increased.

Other operating (expenses)/income, net were RMB5.6 billion, mainly due to the loss on derivative financial instruments.

(3)	Operating profit/(loss)
In the first half of 2021, the Company’s operating profit was RMB58.1 billion, representing an increase of RMB79.8 billion year-on-year. This was mainly due to the increase of output, business scale and main products’ margin, resulting from the significant increase of international crude oil price and booming market demand.

(4)	Net finance costs
In the first half of 2021, the Company’s net finance costs were RMB4.9 billion, down by RMB0.4 billion and 6.9% year-on-year.

(5)	Profit/(loss) before taxation
In the first half of 2021, the Company’s profit before taxation amounted to RMB64.5 billion, representing an increase of RMB91.3 billion year-on-year.

(6)	Income tax expense
In the first half of 2021, the Company’s income tax expense totalled RMB14.9 billion, representing an increase of RMB20.7 billion year-on-year. This was mainly because the Company realised good performance and made turnaround from loss compared with the same period last year.

(7)	Profit/(loss) attributable to non-controlling interests of the Company
In the first half of 2021, profit attributable to non-controlling interests was RMB9.6 billion, representing an increase of RMB8.8 billion year-on-year.

(8)	Profit/(loss) attributable to shareholders of the Company
In the first half of 2021, profit attributable to shareholders of the Company was RMB40.0 billion, representing an increase of RMB61.8 billion year-on-year.

2	RESULTS OF SEGMENT OPERATIONS
The Company manages its operations by four business segments, namely exploration and production segment, refining segment, marketing and distribution segment and chemicals segment, as well as corporate and others. Unless otherwise specified, the inter-segment transactions have not been eliminated from financial data discussed in this section. In addition, the operating revenue data of each segment includes other operating revenues.

The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

	Operating revenues		As a percentage of consolidated operating revenues before elimination of inter-segment sales		As a percentage of consolidated operating revenues after elimination of inter-segment sales
	Six-month period ended 30 June		Six-month period ended 30 June		Six-month period ended 30 June
	2021	2020	2021	2020	2021	2020
	RMB million		(%)		(%)

Exploration and Production Segment
External sales*	70,135	50,177	3.2	2.9	5.6	4.9
Inter-segment sales	39,391	28,752	1.8	1.7
Operating revenues	109,526	78,929	5.0	4.6
Refining Segment
External sales*	82,469	52,243	3.7	3.1	6.5	5.1
Inter-segment sales	543,540	386,115	24.4	22.7
Operating revenues	626,009	438,358	28.1	25.8
Marketing and Distribution Segment
External sales*	632,203	527,519	28.5	30.8	50.1	51.1
Inter-segment sales	2,967	2,282	0.1	0.1
Operating revenues	635,170	529,801	28.6	30.9
Chemicals Segment
External sales*	203,158	152,906	9.2	8.9	16.1	13.5
Inter-segment sales	30,025	25,786	1.4	1.5
Operating revenues	233,183	178,692	10.6	10.4
Corporate and Others
External sales*	273,638	261,906	12.3	15.3	21.7	25.4
Inter-segment sales	340,701	222,719	15.4	13.0
Operating revenues	614,339	484,625	27.7	28.3
Operating revenue before elimination of inter-segment sales	2,218,227	1,710,405	100.0	100.0
Elimination of inter-segment sales	(956,624)	(677,341)
Consolidated operating revenues	1,261,603	1,033,064			100.0	100.0

*   Other operating revenues are included.

The following table sets forth the operating revenues, operating expenses and operating profit/(loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the percentage change between the first half of 2021 and the first half of 2020.

	Six-month period ended 30 June
	2021	2020	Change
	RMB million		(%)

Exploration and Production Segment
Operating revenues	109,526	78,929	38.8
Operating expenses	103,293	84,931	21.6
Operating profit/(loss)	6,233	(6,002)	—
Refining Segment
Operating revenues	626,009	438,358	42.8
Operating expenses	586,611	470,047	24.8
Operating profit/(loss)	39,398	(31,689)	—
Marketing and Distribution Segment
Operating revenues	635,170	529,801	19.9
Operating expenses	619,102	521,137	18.8
Operating profit	16,068	8,664	85.5
Chemicals Segment
Operating revenues	233,183	178,692	30.5
Operating expenses	220,178	175,656	25.3
Operating profit	13,005	3,036	328.4
Corporate and Others
Operating revenues	614,339	484,625	26.8
Operating expenses	618,074	484,793	27.5
Operating loss	(3,735)	(168)	—
Elimination	(12,860)	4,500	—

(1)	Exploration and Production Segment
Most of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for the Company’s refining and chemical operations. Most of the natural gas and a small portion of the crude oil produced by the Company were sold to external customers.

In the first half of 2021, operating revenues of the segment were RMB109.5 billion, representing an increase of 38.8% year-on-year. This was mainly due to the increase in sales prices of domestic crude oil, as well as the year-on-year increase in sales volume and sales price of natural gas and LNG.

In the first half of 2021, the segment sold 16.94 million tonnes of crude oil, representing a decrease of 1.1% year-on-year. Natural gas sales volume was 14.8 bcm, representing an increase of 11.4% year-on-year. LNG regas sales volume was 9.3 bcm, representing an increase of 30.9% year-on-year. LNG liquid sales volume was 3.31 million tonnes, representing an increase of 36.0% year-on-year. Average realised prices of crude oil, natural gas, LNG regas, and LNG liquid were RMB2,675 per tonne, RMB1,521 per thousand cubic meters, RMB1,933 per thousand cubic meters, and RMB3,107 per tonne, representing increase of 42.7%, 11.1%, 2.5% and 21.6% year-on-year respectively.

In the first half of 2021, the operating expenses of the segment were RMB103.3 billion, representing an increase of 21.6% year-on-year. This was mainly due to LNG procurement cost increased by RMB7.7 billion year-on-year, pipelining cost increased by RMB2.9 billion year-on-year, depreciation, depletion and amortisation increased by RMB2.4 billion year-on-year as a result of the increase in oil and gas asset depletion rate, taxes including resource tax increased by RMB1.1 billion year-on-year.

In the first half of 2021, the oil and gas lifting cost was RMB740.22 per tonne, representing a decrease of 1.2% year-on-year. This was mainly due to the cost of outsourced material, fuels and power decreased as a result of the segment continuously reinforced the cost control.

In the first half of 2021, the operating profit of the segment was RMB6.2 billion, representing an increase of RMB12.2 billion year-on-year. This was mainly because the segment grasped the opportunity facing crude price upward, continuously made efforts to enhance the exploration and production, effectively pushed ahead with the profitable capacity construction and fine development of reservoir, accelerated the construction of nature gas production-supply-storage-marketing system, promoted profitability of the whole industrial chain.

(2)	Refining Segment
Business activities of the refining segment include purchasing crude oil from third parties and the exploration and production segment of the Company as well as processing crude oil into refined petroleum products. Gasoline, diesel and kerosene are sold internally to the marketing and distribution segment of the Company; part of the chemical feedstock is sold to the chemicals segment of the Company; and other refined petroleum products are sold to both domestic and overseas customers through the refining segment.

In the first half of 2021, operating revenues of the segment were RMB626.0 billion, representing an increase of 42.8% year-on-year. This was mainly because the sales volume and price of refined oil products increased as a result of significant recovery of the market demand.

The following table sets forth the sales volumes, average realised prices and the respective changes of the Company’s major refined oil products of the segment in the first half of 2021 and that of the same period of 2020.

	Sales Volume (thousand tonnes)			Average realised price (VAT excluded) (RMB/tonne)
	Six-month period ended 30 June		Change	Six-month period ended 30 June		Change
	2021	2020	(%)	2021	2020	(%)

Gasoline	31,795	25,773	23.4	6,786	5,929	14.5
Diesel	28,021	29,063	(3.6)	5,056	4,390	15.2
Kerosene	8,991	8,208	9.6	3,371	2,969	13.5
Chemical feedstock	22,337	18,334	21.8	3,609	2,561	40.9
Other refined petroleum products	33,752	30,677	10.0	4,600	2,757	66.8

In the first half of 2021, the sales revenues of gasoline were RMB215.8 billion, representing an increase of 41.2% year-on-year, accounting for 34.5% of the segment’s operating revenues.

In the first half of 2021, the sales revenues of diesel were RMB141.7 billion, representing an increase of 11.1% year-on-year, accounting for 22.6% of the segment’s operating revenues.

In the first half of 2021, the sales revenues of kerosene were RMB30.3 billion, representing an increase of 24.4% year-on-year, accounting for 4.8% of the segment’s operating revenues.

In the first half of 2021, the sales revenues of chemical feedstock were RMB80.6 billion, representing an increase of 71.7% year-on-year, accounting for 12.9% of the segment’s operating revenues.

In the first half of 2021, the sales revenues of refined petroleum products other than gasoline, diesel, kerosene and chemical feedstock were RMB155.3 billion, representing an increase of 83.6% year-on-year, accounting for 24.8% of the segment’s operating revenues.

In the first half of 2021, the segment’s operating expenses were RMB586.6 billion, representing an increase of 24.8% year-on-year, which was mainly attributable to the increase of crude procurement costs as a result of international crude oil price increase, as well as the year-on-year increase of income tax and surcharges related to sales revenue.

In the first half of 2021, the average processing cost of crude oil was RMB2,959 per tonne, representing an increase of 8.4% year-on-year. Total crude oil throughput was 130.27 million tonnes (excluding volume processed for third parties), representing an increase of 13.7% year-on-year. In the first half of 2021, the total processing cost for crude oil was RMB385.5 billion, representing an increase of 23.3% year-on-year. This was mainly due to the international crude price increase.

In the first half of 2021, the refining margin was RMB561 per tonne, increased by RMB573 per tonne year-on-year, which was mainly due to the significant recovery of margin resulting from surged demand of refined oil products, as well as the significant inventory gains of crude oil and refined products.

In the first half of 2021, the unit refining cash operating cost (defined as operating expenses less cost of crude oil and refining feedstock, depreciation and amortisation, taxes other than income tax and other operating expenses, divided by the throughput of crude oil and refining feedstock) was RMB188.51 per tonne, representing an increase of 6.7% year-on-year, which was mainly because the facilities overhaul and the HSE related expenses increased.

In the first half of 2021, the operating profit of the segment was RMB39.4 billion, representing an increase of RMB71.1 billion year-on-year. This was mainly because the segment seized the market opportunity to increase the run rate of facilities and make efforts to optimise the product slate.

(3)	Marketing and Distribution Segment
The business activities of the marketing and distribution segment include purchasing refined oil products from the refining segment and the third parties, conducting wholesale and direct sales to domestic and overseas customers and retailing, distributing oil products through the segment’s retail and distribution network, as well as providing related services.

In the first half of 2021, the operating revenues of this segment were RMB635.2 billion, increased by 19.9% year-on-year. This was mainly because the sales volume and prices of refined oil products increased as a result of upward trend of international oil price and recovery of market demand. The sales revenues of gasoline were RMB333.3 billion, increased by 28.3% year-on-year, the sales revenues of diesel were RMB187.2 billion, increased by 3.3% year-on-year and the sales revenues of kerosene were RMB37.4 billion, increased by 36.0% year-on-year.

The following table sets forth the sales volume, average realised prices and respective changes of the segment’s four major refined oil products in the first half of 2021 and 2020, including the detailed information about the retail, direct sales and distribution of gasoline and diesel.

	Sales volume (thousand tonnes)			Average realised price (RMB/tonne)
	Six-month period ended 30 June		Change	Six-month period ended 30 June		Change
	2021	2020	(%)	2021	2020	(%)

Gasoline	45,606	39,807	14.6	7,307	6,523	12.0
Retail	32,383	28,322	14.3	7,807	7,128	9.5
Direct sales and distribution	13,222	11,485	15.1	6,082	5,031	20.9
Diesel	34,742	36,098	(3.8)	5,388	5,019	7.4
Retail	15,065	17,137	(12.1)	6,079	5,500	10.5
Direct sales and distribution	19,677	18,961	3.8	4,860	4,584	6.0
Kerosene	11,016	9,519	15.7	3,397	2,891	17.5
Fuel oil	12,751	11,548	10.4	3,103	2,736	13.4

In the first half of 2021, the operating expenses of this segment were RMB619.1 billion, representing an increase of RMB98.0 billion, up by 18.8% year-on-year. This was mainly due to the year-on-year increase of procurement cost as a result of an increase of sales volume and prices.

In the first half of 2021, the segment’s marketing cash operating cost (defined as the operating expenses less the purchase costs, taxed other than income tax, depreciation and amortization, divided by sales volume) was RMB175.86 per tonne, down by 0.1% year-on-year.

In the first half of 2021, the operating revenues of non-fuel business of this segment were RMB18.0 billion, representing an increase of RMB1.4 billion year-on-year, and the profit of non-fuel business was RMB2.3 billion, representing an increase of RMB300 million year-on-year. This was mainly because the Company proactively promoted the company-owned brands and expanded emerging business models resulting in an increase of volume and profit of non-fuel business.

In the first half of 2021, the segment seized the opportunity of demand recovery, integrated and coordinated production and marketing to expand market and achieved the increase of sales volume of refined oil products year-on-year, realising an operating profit of RMB16.1 billion, representing an increase of RMB7.4 billion year-on-year, up by 85.5% year-on-year.

(4)	Chemicals
The business activities of the chemicals segment include purchasing chemical feedstock from the refining segment and third parties and producing, marketing and distributing petrochemical and inorganic chemical products.

In the first half of 2021, the operating revenues of this segment were RMB233.2 billion, increased by 30.5% year-on-year. This was mainly due to the increase of chemical products prices and increase of sales volume of some products as a result of the rise of international oil prices and strong demand of chemical market.

In the first half of 2021, the operating revenue generated by the segment’s six major categories of chemical products (namely basic organic chemicals, synthetic resin, synthetic fiber monomer and polymer, synthetics fibre, synthetic rubber and chemical fertiliser) was RMB221.5 billion, increased by 35.8% year-on-year, accounting for 95.0% of the operating revenues of the segment.

The following table sets forth the sales volume, average realised prices and respective changes of each of the segment’s six categories of chemical products in the first half of 2021 and 2020.

	Sales volume (thousand tonnes)			Average realised price (VAT excluded, RMB/tonne)
	Six-month period ended 30 June		Change	Six-month period ended 30 June		Change
	2021	2020	(%)	2021	2020	(%)

Basic organic chemicals	23,377	21,928	6.6	4,968	3,541	40.3
Synthetic fibre monomer and polymer	3,432	4,572	(24.9)	6,253	4,354	43.6
Synthetic resin	8,652	8,312	4.1	8,174	6,661	22.7
Synthetics fibre	714	602	18.5	7,356	6,771	8.6
Synthetic rubber	624	649	(3.8)	10,589	7,747	36.7
Chemical fertiliser	505	592	(14.7)	2,666	1,928	38.3

In the first half of 2021, the operating expenses of this segment were RMB220.2 billion, increased by 25.3% year-on-year, mainly due to the year-on-year increase in the price of externally purchased feedstock.

In the first half of 2021, the segment seized the opportunity of strong market demand and high prices of chemical products, vigorously optimised the feedstock, the product slate and the maintenance plan, focused on the technologies research and development and industrial upgrading, and increased the production of high value-added and profitable products, realising an operating profit of RMB13.0 billion, representing an increase of RMB10.0 billion year-on-year, up by 328.4% year-on-year.

(5)	Corporate and others
The business activities of corporate and others mainly consists of import and export business activities of Sinopec Corp.’s subsidiaries, research and development activities of the Company, and managerial activities of the headquarters.

In the first half of 2021, the operating revenue generated from the corporate and others was RMB614.3 billion, increased by 26.8% year-on-year, mainly due to the increase in the trading prices of crude oil and refined oil.

In the first half of 2021, the operating expenses for corporate and others were RMB618.1 billion, increased by 27.5% year-on-year.

In the first half of 2021, the segment’s operating loss was RMB3.7 billion.

3	ASSETS, LIABILITIES, EQUITY AND CASH FLOWS
The major funding resources of the Company are its operating activities, short-term and long-term loans. The major use of funds includes operating expenses, capital expenditures, and repayment of short-term and long-term debts.

(1)	Assets, Liabilities and Equity	Unit:RMB million

	As of 30 June 2021	As of 31 December 2020	Change

Total assets	1,852,964	1,733,805	119,159
Current assets	553,436	455,395	98,041
Non-current assets	1,299,528	1,278,410	21,118
Total liabilities	946,656	850,947	95,709
Current liabilities	623,995	522,190	101,805
Non-current liabilities	322,661	328,757	(6,096)
Total equity attributable to the shareholders of the Company	764,208	741,494	22,714
Share capital	121,071	121,071	—
Reserves	643,137	620,423	22,714
Non-controlling interests	142,100	141,364	736
Total equity	906,308	882,858	23,450

As of 30 June 2021, the Company’s total assets were RMB1,853.0 billion, representing an increase of RMB119.2 billion compared with the beginning of 2021, of which:

Current assets were RMB553.4 billion, representing an increase of RMB98.0 billion compared with that as of the beginning of 2021, mainly because inventories increased by RMB47.3 billion, accounts receivable increased by RMB36.3 billion, cash and cash equivalents decreased by RMB9.4 billion, the time deposits with financial institutions increased by RMB11.9 billion.

Non-current assets were RMB1,299.5 billion, representing an increase of RMB21.1 billion compared with that as of the beginning of 2021, mainly because construction in progress increased by RMB13.0 billion, property, plant and equipment net decreased by RMB8.6 billion, interest in associates increased by RMB4.7 billion, interest in joint ventures increased by RMB6.6 billion.

As of 30 June 2021, the Company’s total liabilities were 946.7 billion, representing an increase of RMB95.7 billion, of which:

Current liabilities were RMB624.0 billion, representing an increase of RMB101.8 billion compared with that as of the beginning of 2021, mainly because short-term debts increased by RMB45.1 billion, accounts payable and bills payable increased by RMB65.9 billion, and other payables decreased by RMB18.4 billion.

Non-current liabilities were RMB322.7 billion, representing a decrease of RMB6.1 billion compared with that as the beginning of 2021, mainly because long-term debts decreased by RMB9.4 billion, and deferred tax liabilities increased by RMB2.4 billion.

As of 30 June 2021, total equity attributable to shareholders of the Company was RMB764.2 billion, representing an increase of RMB22.7 billion compared with that as of the beginning of 2021.

(2)	Cash Flows
The following table sets forth the major items in the consolidated cash flow statements for the first half of 2021 and of 2020:

Unit:RMB million

Major items of cash flows	Six-month period ended 30 June		Change
	2021	2020

Net cash generated from operating activities	47,736	40,365	7,371
Net cash used in investing activities	(65,791)	(75,605)	9,814
Net cash generated from financing activities	9,062	61,224	(52,162)
Net (decrease)/increase in cash and cash equivalents	(8,993)	25,984	(34,977)

In the first half of 2021, net cash generated from operating activities was RMB47.7 billion, representing an increase of RMB7.4 billion year-on-year, mainly because profit before taxation increased by RMB91.3 billion, share of profits from associates and joint ventures increased by RMB11.1 billion, impairment losses on assets decreased by RMB10.7 billion, net change of inventories decreased by RMB48.6 billion, income tax paid increased by RMB11.1 billion.

In the first half of 2021, the Company’s net cash used in investing activities was RMB65.8 billion, representing a decrease of RMB9.8 billion year-on-year, mainly because time deposits with maturities over three months decreased by RMB9.6 billion year-on-year.

In the first half of 2021, the Company’s net cash generated from financing activities was RMB9.1 billion, representing a decrease of RMB52.2 billion year-on-year, mainly because proceeds from bank and other loans decreased by RMB232.9 billion, repayments of bank and other loans decreased by RMB178.1 billion.

In the first half of 2021 the Company’s cash and cash equivalents were RMB78.1 billion.

(3)	Contingent Liabilities
Please refer to “Material Guarantee Contracts and Their Performance” in the “Significant Events” section of this report.

(4)	Capital Expenditure
Please refer to “Capital Expenditures” in the “Business Review and Prospects” section of this report.

(5)	Research & Development and Environmental Expenditure
Research and Development expenditures referred to fees incurred in the period and recognised as expenses. In the first half of 2021, the Company’s research and development expenditure amounted to RMB8.85 billion, of which expensed was RMB5.36 billion and capital expenditure was RMB3.49 billion.

Environmental expenditures refer to the normal routine pollutant cleaning fees paid by the Company, excluding capitalised cost of pollutant treatment facilities. In the first half of 2021, the environmental expenditures amounted to RMB4.21 billion.

(6)	Measurement of Fair Values of Derivatives and Relevant System
The Company has established sound decision-making mechanism, business process and internal control systems relevant to financial instrument accounting and information disclosure. The following table sets forth items relevant to measurement of fair values.

Items relevant to measurement of fair values          Unit: RMB million

			Profits and losses from variation of fair	Accumulated variation	Impairment loss provision
	Beginning of	End of the	values in the	of fair values	of the current
Items	the reporting period	reporting period	current reporting period	recorded as equity	reporting period	Funding source

Financial assets at fair value through profit or loss of the reporting period	1	3,988	23	—	—	Self-owned fund
Structured deposit	—	3,988	23	—	—	Self-owned fund
Stock	1	—	—	—	—	Self-owned fund
Derivative financial instruments	157	(1,598)	(5,936)	—	—
Cash flow hedges	7,545	19,205	(303)	5,214	—
Other equity instruments	1,525	1,534	—	(11)	—
Total	9,228	23,129	(6,216)	5,203	—

4	ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER CASs
The major differences between the Company’s financial statements prepared under CASs and IFRS are set out in Section C of the financial statements of the Company on page 135 of this report.

(1)	Under CASs, the operating income and operating profit or loss by reportable segments were as follows:

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Operating income
Exploration and Production Segment	109,526	78,929
Refining Segment	626,009	438,358
Marketing and Distribution Segment	635,170	529,801
Chemicals Segment	233,183	178,692
Corporate and Others	614,339	484,625
Elimination of inter-segment sales	(956,624)	(677,341)
Consolidated operating income	1,261,603	1,033,064
Operating profit/(loss)
Exploration and Production Segment	5,218	(8,044)
Refining Segment	39,177	(32,548)
Marketing and Distribution Segment	16,583	6,807
Chemicals Segment	12,468	2,699
Corporate and Others	1,646	(4,388)
Elimination of inter-segment sales	(12,860)	4,500
Financial expenses, losses/gains from changes in fair value, investment income and disposal income	386	582
Other income	1,244	2,467
Consolidated operating profit/(loss)	63,862	(27,925)
Net profit/(loss) attributable to equity shareholders of the Company	39,153	(23,001)

Operating profit: In the first half of 2021, the operating profit of the Company was RMB63.9 billion, representing an increase of RMB91.8 billion year-on-year.

Net profit: In the first half of 2021, net profit attributable to the equity shareholders of the Company was RMB39.2 billion, representing an increase of 62.2 billion year-on-year.

(2)	Financial data prepared under CASs:

	At 30 June	At 31 December
	2021	2020	Changes
	RMB million	RMB million	RMB million

Total assets	1,852,964	1,733,805	119,159
Non-current liabilities	321,668	327,739	(6,071)
Shareholders’ equity	907,301	883,876	23,425

Changes analysis:

Total assets: As of 30 June 2021, the Company’s total assets were RMB1,853.0 billion, representing an increase of RMB119.2 billion compared with the beginning of 2021. This was mainly due to the increase in the accounts receivable of RMB36.3 billion, inventories increased by RMB47.3 billion, long-term equity investment increased by RMB11.3 billion, fixed assets decreased by RMB8.4 billion and construction projects increased by RMB13.0 billion.

Non-current liabilities: As of 30 June 2021, the Company’s non-current liabilities were RMB321.7 billion, representing an decrease of RMB6.1 billion compared with the beginning of 2021. This was mainly due to the decrease in the bond payable of RMB7.1 billion.

Shareholders’ equity: As of 30 June 2021, total shareholders’ equity of the Company was RMB907.3 billion, representing an increase of RMB23.4 billion compared with the beginning of 2021.

(3)	The results of the principal operations by segments

						Increase of
						gross profit
				Increase of	Increase of	margin on
				operating	operating	a year-on-year
	Operating		Gross profit	income on	cost on	basis
	income	Operating cost	margin*	a year-on-year	a year-on-year	(percentage
Segments	(RMB million)	(RMB million)	(%)	basis (%)	basis (%)	points)

Exploration and Production	109,526	87,795	15.5	38.8	21.4	11.8
Refining	626,009	461,307	8.2	42.8	31.6	11.4
Marketing and Distribution	635,170	585,264	7.6	19.9	18.9	0.7
Chemicals	233,183	205,184	11.4	30.5	33.5	2.2
Corporate and Others	614,339	604,198	1.6	26.8	26.0	0.5
Elimination of inter-segment sales	(956,624)	(943,765)	N/A	N/A	N/A	N/A
Total	1,261,603	999,983	11.2	22.1	14.4	6.3

*	Gross profit margin = (Operating income – Operating cost, taxes and surcharges)/Operating income

CORPORATE GOVERNANCE

1.	IMPROVEMENTS IN CORPORATE GOVERNANCE
During the reporting period, Sinopec Corp. was in full compliance with the articles of association of Sinopec Corp. (Articles of Association) as well as domestic and overseas laws and regulations on securities, adhered to the standard operation, and improved the corporate governance capabilities and levels. The Company completed the change of terms of the Board and the Board of Supervisors, elected the eighth session of the Board and the eighth session of the Board of Supervisors, adjusted the composition of all special committees, renamed the Social Responsibility Management Committee as the Sustainable Development Committee and refined its working rules, appointed senior management, all of which further enhanced the professional and gender backgrounds diversification of the Board and improved the corporate governance structure. The Board and its special committees fulfilled their duties with due diligence and reasonable care and were committed to better integrating environmental protection, social responsibility, and corporate governance into the Company’s development strategy and operations. The Party organisation also participated in corporate governance to promote scientific decision-making. The Company continued deepening the campaign of promoting the execution effectiveness of internal control to strengthen the internal control and risk management, enhancing the communication with stakeholders, and further perfecting the information disclosure and investor relations work.

2.	GENERAL MEETINGS
During the reporting period, Sinopec Corp. convened the 2020 Annual General Meeting on 25 May 2021 in Beijing, China, strictly in compliance with the relevant laws, regulations, and the required notice, convening and holding procedures under the Articles of Association, whereby the proposals in relation to the following matters were approved: (i) Report of the seventh session of the Board (including the Report of the Board for 2020); (ii) Report of the seventh session of the Board of Supervisors (including the Report of the Board of Supervisors for 2020); (iii) The audited financial reports of Sinopec Corp. for the year ended 31 December 2020 prepared by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers; (iv) The profit distribution plan for 2020; (v) To authorise the Board to determine the interim profit distribution plan for 2021; (vi) To appoint KPMG Huazhen LLP (special general partnership) and KPMG as external auditors of Sinopec Corp. for 2021 and to authorise the Board to decide on their remunerations; (vii) To authorise the Board to determine the proposed plan for issuance of debt financing instrument(s); (viii) To grant the Board a general mandate to issue new domestic shares and/or overseas-listed foreign shares of Sinopec Corp.; (ix) The service contracts for the directors of the eighth session of the Board and the supervisors of the eighth session of the Board of Supervisors of Sinopec Corp. (including the remuneration terms); (x) Bills on the election of Directors (excluding independent Non-executive Directors); (xi) Bills on the election of independent Non-executive Directors; and (xii) Bills on the election of supervisors (excluding employee representative supervisors). For details of the meetings, please refer to the poll results announcements published in China Securities Journal, Shanghai Securities News, and Securities Times and on the websites of Shanghai Stock Exchange and Hong Kong Stock Exchange after the meetings.

3.	DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT
(1)	Information On Appointment Or Termination
On January 11, 2021, Mr. Yu Renming and Mr. Sun Huanquan resigned as employee’s representative supervisor due to change of working arrangement. After performing the democratic procedure, Mr. Lv Dapeng and Mr. Chen Yaohuan were elected as employee’s representative supervisors of Sinopec Corp. from January 11, 2021 to the expiration date of the term of the seventh session of the Board of Supervisors.

On January 28, 2021, Mr. Zou Huiping resigned as supervisor of Sinopec Corp. due to his age.

On May 25, 2021, the 2020 Annual General Meeting elected members of the eighth session of the Board and the eighth session of the Board of Supervisors. On the same day, the first meeting of the eighth session of the Board elected the Chairman of the Board and appointed senior management; the first meeting of the eighth session of the Board of Supervisors elected the Chairman of the Board of Supervisors. Changes in directors, supervisors and senior management were as follows:

The eighth session of the Board: Mr. Zhang Yuzhuo as Non-executive Director and Chairman of the Board; Mr. Ma Yongsheng as Executive Director and President; Mr. Zhao Dong as Non-executive Director; Mr. Yu Baocai, Mr. Liu Hongbin, Mr. Ling Yiqun, and Mr. Li Yonglin as Executive Director and Senior Vice President; Mr. Cai Hongbin, Mr. Ng, Kar Ling Johnny, Ms. Shi Dan, and Mr. Bi Mingjian as the Independent Non-executive Director. Mr. Tang Min is no longer the Independent Non-executive Director.

The eighth session of the Board of Supervisors: Mr. Zhang Shaofeng as the Chairman of the Board of Supervisors; Mr. Jiang Zhenying, Mr. Zhang Zhiguo, Mr. Yin Zhaolin and Mr. Guo Hongjin as the supervisors; Mr. Li Defang, Mr. Lv Dapeng and Mr. Chen Yaohuan as employee’s representative supervisors. Mr. Zhao Dong is no longer the Chairman of the Board of Supervisors.

Other senior management: Mr. Chen Ge as the Senior Vice President; Mr. Yu Xizhi, Mr. Zhao Rifeng and Mr. Huang Wensheng as the Vice Presidents; Ms. Shou Donghua as the Chief Financial Officer; and Mr. Huang Wensheng as the Secretary to the Board.

On August 2, 2021, Mr. Zhang Yuzhuo resigned as Chairman of the Board, Non-executive Director, Chairman of each of the Strategy Committee and the Sustainable Development Committee, the member of Nomination Committee of the Board of Sinopec Corp. due to change of working arrangement.

(2)	Equity Interests of Directors, Supervisors, and Other Senior Management
As of June 30, 2021, Mr. Ling Yiqun, Director, Senior Vice President, held 13,000 A shares of Sinopec Corp., and Mr. Li Defang, supervisor, held 40,000 A shares of Sinopec Corp. (held as interest of spouse).

Save as disclosed above, as of June 30, 2021, none of the directors, supervisors and senior management of Sinopec Corp. and their respective associates had any interests or short positions (including any interests or short positions that are regarded or treated as being held in accordance with the SFO) in any shares, underlying shares or debentures of Sinopec Corp. or any associated corporations (as defined in Part XV of SFO), as recorded in the registry pursuant to Section 352 of the SFO or as otherwise notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (Model Code) contained in the Hong Kong Listing Rules.

As required under the Hong Kong Listing Rules, Sinopec Corp. has formulated the Rules Governing Shares and Changes in Shares Held by Company Directors, Supervisors and Senior Management and the Model Code of Securities Transactions by Company Employees (the Rules and the Code) to stipulate securities transactions by relevant employees. The standards of the Rules and the Code are no less strict than those set out in the Model Code. Upon the specific inquiries made by Sinopec Corp., all the directors confirmed that they had complied with the required standards in the Model Code as well as those set out in the Rules and the Code during the reporting period.

4	DIVIDEND
(1)	Dividend distribution for the year ended 31 December 2020
Upon the approval at its annual general meeting for 2020, Sinopec Corp. distributed the final cash dividend of RMB0.13 per share (tax inclusive) for 2020. The final dividend for 2020 has been distributed to shareholders on or before 28 June 2021 whose names appeared on the register of members of Sinopec Corp. on 16 June 2021. Combined with the 2020 special interim dividend of RMB0.07 per share (tax inclusive), the total cash dividend for the whole year of 2020 amounted to RMB0.20 per share (tax inclusive).

(2)	Interim dividend distribution plan for the six months ended 30 June 2021
As approved at the second meeting of the eighth session of the Board, the interim dividend for the six months ended 30 June 2021 of RMB0.16 per share (tax inclusive) will be distributed based on the total number of shares as of 16 September 2021 (record date) in cash.

The 2021 interim dividend distribution plan of Sinopec Corp., with the consideration of interest of shareholders and development of the Company, is in compliance with the Articles of Association and relevant procedures. The independent Non-executive Directors have issued independent opinions on it. The interim dividend will be distributed on or before 30 September 2021 to all shareholders whose names appear on the register of members of Sinopec Corp. on the record date of 16 September 2021. In order to be qualified for the interim dividend, holders of H shares shall lodge their share certificates and transfer documents with Hong Kong Registrars Limited at 1712-1716, 17th floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong, for registration, no later than 4:30 p.m. on 10 September 2021. The register of members of H shares of Sinopec Corp. will be closed from 11 September 2021 to 16 September 2021 (both days inclusive).

The dividend will be denominated and declared in RMB and distributed to domestic shareholders and Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect Program in RMB and to the foreign shareholders in Hong Kong Dollars. The exchange rate for dividend to be paid in Hong Kong dollars is based on the average benchmark exchange rate of RMB against Hong Kong Dollar as published by the People’s Bank of China one week ahead of the date of declaration of the interim dividend (1 Hong Kong dollar=RMB0.83259).

In accordance with the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008, Sinopec Corp. is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H Shares of Sinopec Corp. when distributing the cash dividends or issuing bonus shares by way of capitalisation from retained earnings. Any H Shares of the Sinopec Corp. which is not registered under the name of an individual shareholder, including those registered under HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by non-resident enterprise shareholders. Therefore, on this basis, enterprise income tax shall be withheld from dividends payable to such shareholders. If holders of H Shares intend to change their shareholder status, please enquire about the relevant procedures with your agents or trustees. Sinopec Corp. will strictly comply with the law or the requirements of the relevant government authority to withhold and pay enterprise income tax on behalf of the relevant shareholders based on the registration of members for H shares of Sinopec Corp. as at the record date.

If the individual holders of H shares are residents of Hong Kong, Macau or countries which had an agreed tax rate of 10% for cash dividends or bonus shares by way of capitalisation form retained earnings with China under the relevant tax agreement, Sinopec Corp. should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. Should the individual holders of H Shares are residents of countries which had an agreed tax rate of less than 10% with China under relevant tax agreement, Sinopec Corp. shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. In that case, if the relevant individual holders of H Shares wish to reclaim the extra amount withheld (Extra Amount) due to the application of 10% tax rate, Sinopec Corp. would apply for the relevant agreed preferential tax treatment provided that the relevant shareholders submit the evidence required by the notice of the tax agreement to the share register of Sinopec Corp. in a timely manner. Sinopec Corp. will assist with the tax refund after the approval of the competent tax authority. Should the individual holders of H Shares are residents of countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, Sinopec Corp. shall withhold and pay the individual income tax at the agreed actual rate in accordance with the relevant tax agreements. In the case that the individual holders of H Shares are residents of countries which had an agreed tax rate of 20% with China, or which had not entered into any tax agreement with China, or otherwise, Sinopec Corp. shall withhold and pay the individual income tax at a rate of 20%.

Pursuant to the Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知) (Caishui [2014] No. 81) and the Notice on the Tax Policies Related to the Pilot Program of the Shenzhen-Hong Kong Stock Connect (《關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》) (Caishui[2016] No.127):

For domestic investors investing in the H Shares of Sinopec Corp. through Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect Program, the Company shall withhold and pay income tax at the rate of 20% on behalf of individual investors and securities investment funds. The Company will not withhold or pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax by themselves.

For dividends of investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect Program, the Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the competent tax authorities for the withholding. For investors who are tax residents of other countries which have entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, the enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the amount paid in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

5.	DETAILED IMPLEMENTATION OF THE SHARE INCENTIVE SCHEME DURING THE REPORTING PERIOD
Sinopec Corp. and its subsidiaries did not implement any share incentive scheme during the reporting period.

6.	COMPLY WITH CORPORATE GOVERNANCE CODE
In the reporting period, Sinopec Corp. has complied with the rules stipulated in Corporate Governance Code in Appendix 14 to the Hong Kong Listing Rules.

7.	REVIEW THE INTERIM REPORT
The Audit Committee of Sinopec Corp. has reviewed and confirmed this interim report.

ENVIRONMENT AND SOCIAL RESPONSIBILITIES

1	ECOLOGICAL PROTECTION, POLLUTION PREVENTION AND CONTROL, AND ENVIRONMENTAL RESPONSIBILITY DURING THE REPORTING PERIOD
During the reporting period, the Company actively implemented green and clean development strategy, comprehensively promoted “Green Enterprise Campaign”, revised and released the handbook of HSE management system, continuously improved construction and operation of HSE management system and strengthened management responsibility for energy and environment. The Company enhanced ecological environment protection of enterprises in key river basins such as the Yangtze River and Yellow River, further promoted management of solid waste and hazardous waste, launched a three-year environment management promotion campaign to continuously strengthen pollution prevention and control. Compared with the first half of 2020, COD of discharged water decreased by 2.0%, SO2 emissions decreased by 4.2% and all solid waste were properly treated.

2	MEASURES AND EFFECTS TAKEN BY THE COMPANY TO REDUCE CARBON EMISSIONS DURING THE REPORTING PERIOD
During the reporting period, the Company reinforced the strategic studies on pathway to carbon emissions peak and carbon neutrality, issued the Guidance on pathway to carbon peaking and carbon neutrality, jointly launched China Oil and Gas Methane Alliance, launched million-tonne CCUS project of Qilu Petrochemical-Shengli Oil Field and actively implemented emissions reduction measures of GHG, such as CO2 and methane, and continuously promoted the clean utilisation of fossil energy, scaling up of clean energy, and low-carbon of production process and accelerated the new energy development. In the first half of 2021, the Company continuously promoted energy conservation and consumption reduction and GHG emissions decreased by 2.304 million tonnes of CO2 equivalent, 716 thousand tonnes of CO2 were recycled, 155 thousand tonnes of CO2 were injected for oil displacement and 320 million cubic meters of methane were recovered, equivalent to reducing 4.8 million tonnes of CO2 emissions.

3	ENVIRONMENTAL PROTECTION STATEMENTS OF COMPANIES AND THEIR SUBSIDIARIES AS KEY POLLUTANT DISCHARGE UNITS RECOGNISED BY ENVIRONMENTAL PROTECTION DEPARTMENTS
(1)	Information of pollutant discharging
During the reporting period, certain subsidiaries of Sinopec Corp. which are listed as major pollutant discharge units have acquired discharge permit according to the national pollution permit and disclosed environmental information as required by the relevant authorities and local government. The details of such information were published on national pollutant discharge license management information platform (http://permit.mee.gov.cn/permitExt/defaults/default-index!getInformation.action) and the relevant websites of the local government.

(2)	Construction and operation of prevention and control facilities
During the reporting period, Sinopec Corp. built prevention and control facilities for sewage, flue gas, solid waste and noise in accordance with the requirements of the national and local pollution prevention and environmental protection standards, kept effective and stable operation of pollution prevention and control facilities, and realised standardised discharges and emissions of sewage, flue gas, solid waste and factory noise.

(3)	Environmental impact assessment of construction projects and other environmental protection administrative permits
During the reporting period, the Company further regulated and enhanced the environmental management of construction projects, in the whole production and operation cycle, and implemented “three-simultaneity” management (environmental facilities shall be designed, constructed and put into operation simultaneously with the main construction). All of the newly-built projects have obtained approvals from the environment authorities.

(4)	Emergency response plan for environmental emergencies
During the reporting period, Sinopec Corp. strictly complied with relevant national requirements on environment emergency plan management and continuously improved the emergency plans for environmental emergencies and heavy pollution weather.

(5)	Environmental self-monitoring programme
During the reporting period, according to the national pollution permit and self-monitoring technology guidelines in relevant industries, we modified the self-monitoring plan, implemented new national requirements of sewage, flue gas and noise monitory, and disclosed the environmental monitoring results as instructed by relevant requirements.

(6)	Administrative penalties imposed for environmental problems during the reporting period

Company	Time	Penalty document	Penalty amount/ RMB thousand	Penalty reason	Rectification measures

Sinopec Nanjing Catalyst Co. LTD	2021 January	寧新區管環罰 [2020]117號	272	In some periods of 2019 and 2020, the average online monitoring data of total non-methane hydrocarbons exceeded standard for 3 hours within 24 hours.
The Company has taken rectification measures and established mechanism of abnormal environmental protection online data, strengthened the management of environmental protection facilities and online monitoring facilities, and conducted assessment of relevant contractors.

(7)	Other environmental information required to be disclosed
During the reporting period, for other subsidiaries that are not listed as major pollutant discharge units, the Company also completed relevant environmental protection formalities in accordance with the national and local requirements, and implemented relevant environmental protection measures. According to the requirements of national and local ecological environment departments, these companies do not need to disclose relevant information.

4	PERFORMANCE OF POVERTY ALLEVIATION AND RURAL REVITALISATION DURING THE REPORTING PERIOD
During the reporting period the Company earnestly implemented the decisions and plans of the state, kept our support of capital and personnel stable. The Company has regarded the eight designated targeted poverty alleviation counties that have been lifted out of poverty as the priority counties for rural revitalisation. According to the general requirements of “Thriving businesses, Pleasant living environment, Social etiquette and civility, Effective governance and Prosperity”, the Company focused on the three themes of industry and education development, education promotion and consumption support to effectively consolidate and expand the achievements in poverty alleviation in coordination with rural revitalisation.

On 1 March 2021, the Company released “14th five-year plan for supporting rural revitalisation” and made plans for continuously consolidating poverty alleviation achievements, supporting industry development, improving education quality, supporting consumption of products from poor areas to increase farmers’ income and building beautiful counties.

5	RENDERING ASSISTANCE TO FLOOD CONTROL AND DISASTER RELIEF AND POST-DISASTER RECONSTRUCTION IN HENAN PROVINCE
In July 2021, Henan province was hit by a rare rainstorm and the Company immediately mobilised enterprises and resources in the disaster-stricken areas and fully cooperated with the flood control and disaster relief, secured the supply of refined oil products in the disaster areas, actively participated in the emergency rescue and donated RMB50 million to the Henan Charity Federation, earnestly fulfilling the social responsibilities.

6	SUPPORTING BEIJING 2022 WINTER OLYMPICS AND PARALYMPICS
As the official partner of the Beijing 2022 Winter Olympics and Paralympics, the Company actively practiced the concept the “Clean Energy for Winter Olympics”, promoted the construction of integrated energy supply station of refined oil products, gas and hydrogen to prepare for the clean energy supply and provided carbon fiber and composite materials for the 2022 Olympic torch named “Flying”.

SIGNIFICANT EVENTS

1.	MAJOR PROJECTS
(1)	Zhenhai Refining & Chemical expansion project (phase 1)
Zhenhai Refining & Chemical expansion project (phase 1) consists of a 4,000,000 tpa crude oil modification project and a 1,200,000 tpa ethylene project in the mature oil refinery region. The project was approved in June 2018, the construction started in October 2018.The mechanical completion was achieved in June 2021. The Company’s self-owned fund accounts for 30% of the project investment, and bank loan is the main source of the remaining 70%. As of 30 June 2021, the aggregate investment was RMB19.4 billion.

(2)	Zhenhai Refining & Chemical expansion project (phase 2)
Zhenhai Refining & Chemical expansion project (phase 2) consists of building a 11,000,000 tpa refinery project and a 600,000 tpa propane dehydrogenatin and downstream projects. The refinery project is expected to begin construction in October 2021 and to be put into operation by the end of 2024. The Company’s self-owned fund accounts for 30% of the project investment, and bank loan is the main source of the remaining 70%. As of 30 June 2021, the aggregate investment was RMB0.3 billion.

(3)	Tianjin Nanggang ethylene and downstream high-end new material industry cluster project
Tianjin Nanggang ethylene and downstream high-end new material industry cluster project consists of a 1,200,000 tpa ethylene project and downstream processing units. The project began construction in May 2021 and is expected to be put into operation in the end of 2023. The Company’s self-owned fund accounts for approximately 30% of the project investment and bank loan is the main source of the remaining 70%. As of 30 June 2021, the aggregate investment was RMB0.1 billion.

(4)	Wuhan ethylene de-bottleneck project
Wuhan ethylene de-bottleneck project mainly consists of an 800,000 tpa to 1,100,000 tpa ethylene capacity expansion project. The project started construction at the end of October 2018. The mechanical completion was achieved in June 2021. The Company’s self-owned fund accounts for approximately 30% of the project investment and bank loan is the main source of the remaining 70%. As of 30 June 2021, the aggregate investment was RMB3.6 billion.

(5)	Hainan Refining 1,000,000 tpa ethylene and refinery revamping and expansion project
Hainan Refining 1,000,000 tpa ethylene and refinery revamping and expansion project mainly consists of the construction of 1,000,000 tpa ethylene and auxiliary units. The project started in December 2018 and is expected to achieve the mechanical completion in June 2022. The Company’s self-owned fund accounts for approximately 30% of the project investment and bank loan is the main source of the remaining 70%. As of 30 June 2021, the aggregate investment was RMB10.4 billion.

(6)	Weirong shale gas project (phase 1 and phase 2)
Under the guidance of the principle of “overall deployment, stage-wise implementation and fully consideration”, the capacity construction was promoted comprehensively from August 2018. The construction of phase 1 project with a production capacity of 1 billion cubic meters per year was completed and put into operation in December 2020. The phase 2 project with a production capacity of 2 billion cubic meters per year is expected to be completed and put into operation in December 2022. The Company’s self-owned fund accounts for 30% of the project investment and bank loan is the main source of the remaining 70%. As of 30 June 2021, the aggregate investment was RMB5.3 billion.

(7)	Tianjin LNG project (phase 2)
Tianjin LNG project (phase 2) mainly consists of a new wharf, five new 220,000-cubic-meter storage tanks etc. LNG processing capacity will reach 11,000,000 tpa after phase 2 expansion project is completed. The project started in January 2019 and is expected to be put into operation in August 2023. The Company’s self-owned fund accounts for approximately 30% of the project investment and bank loan is the main source of the remaining 70%. As of 30 June 2021, the aggregate investment was RMB2.2 billion.

2.	CORE COMPETITIVENESS ANALYSIS
The Company is a large scale integrated energy and petrochemical company with upstream, mid-stream and downstream operations. The Company is a large oil and gas producer in China with the largest refining capacity in China. The Company is equipped with a well-developed refined oil products sales network, being the largest supplier of refined oil products in China. The Company ranks first in terms of ethylene production and marketing capacity and has a well-established marketing network for chemical products.

The integrated business structure of the Company carries strong advantages in synergy among its various business segments, enabling the Company to continuously tap onto potentials in attaining an efficient and comprehensive utilisation of its resources, and endowed the Company with strong resistance against risks, as well as remarkable capabilities in sustaining profitability.

The Company enjoys a favourable positioning with its operations located close to the consumer markets. The steady growth in the Chinese economy is helpful to the development of both refined oil business and chemical business of the Company; through continuous and specialised marketing efforts, the Company’s capability in international operations and market expansion has been further enhanced.

The Company owns a team of professionals with expertise in the production of oil and gas, operation of refineries and chemical plants, as well as marketing activities. The Company applies outstanding fine management measures with its remarkable capabilities in management of operations, and enjoys a favourable operational cost advantage in its downstream businesses.

The Company has formulated a well-established technology system and mechanism, and owns competent teams specialised in R&D covering a wide range of subjects; the four platforms for technology advancement is taking shape, which includes exploration and development of oil and gas, refining, petrochemicals and strategic emerging technology. With its overall technologies reaching state of the art level in the global arena, and some of the subsidiaries taking the lead globally, the Company enjoys a strong technical strength.

The Company always attaches great importance to the fulfilment of social responsibilities, and carries out the green and low carbon development strategy to pursue a sustainable development. Moreover, the Company enjoys an outstanding “Sinopec” brand name, plays an important role in the national economy and is a renowned and reputable company in China.

3.	ACTUAL CONTINUING CONNECTED TRANSACTIONS ENTERED INTO BY THE COMPANY DURING THE REPORTING PERIOD
Sinopec Corp. and China Petrochemical Corporation entered into a number of continuing connected transactions agreements, including the mutual supply agreement, the cultural, educational, hygiene and auxiliary agreement, the land use rights leasing agreement, the properties leasing agreement, the intellectual property licensing agreement and safety production insurance fund document.

In the reporting period, pursuant to the above-mentioned continuing connected transactions agreements, the aggregate amount of the continuing connected transactions of the Company during the reporting period was RMB202.595 billion. Among which, purchases expenses amounted to RMB137.166 billion, representing 10.75% of the total amount of this type of transaction for the reporting period, including purchases of products and services (procurement, storage, transportation, exploration and production services, and production-related services) of RMB130.653 billion, purchases of auxiliary and community services of RMB642 million, payment of property rent of RMB272 million, payment of land use rights of RMB5.402 billion, and interest expenses of RMB196 million. The sales income amounted to RMB65.429 billion, representing 4.93% of the total amount of this type of transaction for the reporting period, including sales of products of RMB64.977 billion, agency commission income of RMB69 million, and interest income of RMB381 million.

The amounts of the above continuing connected transactions between the Company and Sinopec Group did not exceed the relevant caps for the continuing connected transactions as approved by the general meeting of shareholders and the Board.

4.	FUNDS PROVIDED BETWEEN RELATED PARTIES
Unit: RMB million
		Funds to related parties			Funds from related parties
Related Parties	Relations	Balance at the beginning of the reporting period	Amount incurred	Balance at the end of the reporting period	Balance at the beginning of the reporting period	Amount incurred	Balance at the end of the reporting period

Sinopec Group	Parent company and affiliated companies*	10,523	179	10,702	9,027	19,645	28,672
Other related parties	Associates and joint ventures	11,328	(6,172)	5,156	6,087	(2,083)	4,004
Total		21,851	(5,993)	15,858	15,114	17,562	32,676
Reason for provision of funds between related parties		Loans and accounts receivable and payable
Impacts of the provision of funds on the Company		No material negative impact

*: Affiliated companies include subsidiaries, associates and joint ventures.

5.	ACTUAL DAILY RELATED TRANSACTIONS ENTERED INTO BY THE COMPANY AND CHINA OIL & GAS PIPELINE NETWORK CORPORATION (PIPECHINA) DURING THE REPORTING PERIOD
On 28 January 2021, the Board of Sinopec Corp. approved the daily related transaction cap in relation to refined oil pipeline transportation services between Sinopec Marketing and PipeChina, within the period from 1 October 2020 to 31 December 2021. The actual executed amount of the daily related transaction of the Company and PipeChina regarding refined oil pipeline transportation services from 1 January 2021 to 30 June 2021 was RMB2.438 billion.

6.	ACQUISITION OF EQUITY AND NON-EQUITY ASSETS
On 26 March 2021, Sinopec Corp. and Assets Company of Sinopec Group entered into acquisition agreements to purchase the equity interest in Cangzhou Toray and the polypropylene and utilities assets, Sinopec Corp. and Orient Petrochemical entered into agreement to purchase equipment and related assets. On the same day, Overseas Investment Company of Sinopec Corp. and Century Bright Company entered into agreement to purchase equity interest in Hainan Refining and Chemical, Beihai Refining & Chemical of Sinopec Corp. and Beihai Petrochemical entered in agreement to purchase the non-equity assets including the pier operation platform held by Beihai Petrochemical. The above agreements have been entered on purchase of equity and non-equity assets by Sinopec Corp. or its subsidiaries. As of 1 July 2021, conditions precedent for above agreements have been met, the ownership, obligations, responsibilities and risks of targeted assets have been transferred to Sinopec Corp. or its subsidiaries.

For details, please refer to the announcements published by Sinopec Corp. on China Securities Journal, Shanghai Securities News, Securities Times, and on the website of Shanghai Stock Exchange on 29 March 2021, 2 July 2021 and on the website of Hong Kong Stock Exchange on 28 March 2021, 1 July 2021.

7.	SIGNIFICANT LITIGATION, ARBITRATION RELATING TO THE COMPANY
No significant litigation, arbitration relating to the Company occurred during the reporting period.

8.	CREDIBILITY FOR THE COMPANY, CONTROLLING SHAREHOLDERS AND DE FACTO CONTROLLER
During the reporting period, the Company and its controlling shareholder did not have any unperformed court’s effective judgments which should be performed or any large amount of debt which should be repaid.

9.	MATERIAL CONTRACTS AND THEIR PERFORMANCE
During the reporting period, the Company did not enter into any material contracts subject to disclosure obligations during the reporting period.

10.	SIGNIFICANT EQUITY INVESTMENT
In the reporting period, no significant equity investment occurred by the Company.

11.	SIGNIFICANT SALE OF ASSETS OR EQUITY
In the reporting period, no significant sale of assets or equity occurred by the Company.

12.	BUSINESS WITH SINOPEC FINANCE CO. AND CENTURY BRIGHT
(1)	DEPOSIT BUSINESS
Unit: RMB Million
Related Parties	Relations	Daily Deposit Cap	Deposit Interest Rate Range	Balance at the Beginning of the Reporting Period	Amount Incurred	Balance at the end of the Reporting Period

Sinopec Finance Co.	51% by China Petrochemical Corporation, 49% by Sinopec Corp.	Cap RMB80.0 billion by Sinopec Finance Co. and Century Bright	current deposit 0.35%- 1.725%; time deposit 1.62%-7.4%	23,953	6,868	17,964
Century Bright	100% by China Petrochemical Corporation		current deposit 0%-0.25%; time deposit 0.08%-1.23%	29,464	113,512	36,186
Total	/	/	/	53,417	120,380	54,150

Note 1:	In general, the deposit interest rate in Sinopec Finance Co. and Century Bright by Sinopec Corp. is no lower than the same kind and same period deposit interest rate of major commercial banks.

Note 2:
The amount incurred in the reporting period is in the calibre of time deposits (new deposits and mature deposits), of which the time deposit of the Sinopec Finance Co. increased by RMB3.986 billion in the first half of the 2021 and due by RMB2.882 billion; the time deposit of Century Bright increased by RMB60.811 billion in the first half of the 2021, and due by RMB52.701 billion.

(2)	LOAN BUSINESS
Unit: RMB Million
Related Parties	Relations	Loan Cap	Loan Interest Rate Range	Balance at the Beginning of the Reporting Period	Amount Incurred	Balance at the end of the Reporting Period

Century Bright	100% by China Petrochemical Corporation	120,956	0.62%-4.25%	6,614	115,407	9,999
Sinopec Finance Co.	51% by China Petrochemical Corporation, 49% by Sinopec Corp.	10,400	1.08%-5.23%	10,428	22,860	10,400
Total	/	/	/	17,042	138,267	20,399

Note 1:	In general, the loan interest rate by Sinopec Finance Co. and Century Bright to Sinopec Corp. is no higher than the same kind and same period loan interest rate of major commercial banks.

Note 2:
Among the amounts incurred in the reporting period, that of Century Bright increased by RMB59.396 billion and decreased by RMB56.011 billion, and that of Sinopec Finance Co. increased by RMB11.416 billion and decreased by RMB11.444 billion.

(3)	CREDIT BUSINESS AND OTHER FINANCE BUSINESS
Unit: RMB Million
Related Parties	Relations	Business Type	Balance at the end of the Reporting Period	Amount Incurred

Sinopec Finance Co.	51% by China Petrochemical Corporation, 49% by Sinopec Corp.	Acceptance bill	9,735	10,318
		Discounted bill	/	2,884

Note:     the amount incurred is that of the newly-issued bill in the reporting period

13.	MATERIAL GUARANTEE CONTRACTS AND THEIR PERFORMANCE
Unit: RMB million
Major external guarantees (excluding guarantees for controlled subsidiaries)
Guarantor	Relationship with the Company	Name of guaranteed company	Amount	Transaction date (date of signing)	Period of guarantee	Type	Main Debts	Guarantees	Whether completed or not	Whether overdue or not	Amount of overdue guarantee	Counter- guaranteed	Whether guaranteed for connected parties*1

Sinopec Corp.	The listed company itself	Zhongtian Hechuang Energy Co., Ltd.	6,760	25 May 2016	25 May 2016-31 December 2023 (the mature date is estimated)	Joint liability guarantee	Normal performance	None	No	No	None	No	No
Sinopec Corp.	The listed company itself	Zhong An United Coal Chemical Co., Ltd.	6,035	18 April 2018	18 April 2018-31 December 2031	Joint liability guarantee	Normal performance	None	No	No	None	No	No
Total amount of guarantees provided during the reporting period*[2]	0
Total balance amount of guarantee at the end of reporting period*[2] (A)	12,795
Guarantees by the Company to the controlled subsidiaries
Total amount of guarantee provided to controlled subsidiaries during the reporting period	0
Total balance amount of guarantee for controlled subsidiaries at the end of the reporting period (B)	11,305
Total amount of guarantees by the Company (including those provided for controlled subsidiaries)
Total amount of guarantees (A+B)	24,100
The proportion of the total amount of guarantees attribute to the Sinopec Corp.’s net assets (%)	3.15%
Among which:
Guarantees provided for shareholder, de facto controller and its related parties (C)	0
Amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio over 70% (D)	6,035
The amount of guarantees in excess of 50% of the net assets (E)	0
Total amount of the above three guarantee items (C+D+E)	6,035
Explanation of guarantee undue that might involve joint and several liabilities	None
Explanation of guarantee status	None

*1:	As defined in the Rules Governing the Listing of Stocks on Shanghai Stock Exchange.

*2:
The amount of guarantees provided during the reporting period and the outstanding balance of guarantees amount at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of the guarantees provided by these subsidiaries is derived from multiplying the guarantees provided by Sinopec Corp.’s subsidiaries by the percentage of shareholding of Sinopec Corp. in such subsidiaries.

14.	PERFORMANCE OF THE UNDERTAKINGS BY CHINA PETROCHEMICAL CORPORATION

Background	Type of Undertaking	Party	Contents	Term for performance	Whether bears deadline or not	Whether strictly performed or not

Undertakings related to Initial Public Offerings (IPOs)	IPOs	China Petrochemical Corporation
1  Compliance with the connected transaction agreements;
2  Solving the issues regarding the legality of land-use rights certificates and property ownership rights certificates within a specified period of time;
3  Implementation of the Reorganisation Agreement (please refer to the definition of Reorganisation Agreement in the H share prospectus of Sinopec Corp.);
4  Granting licenses for intellectual property rights;
5  Avoiding competition within the same industry;
6   Abandonment of business competition and conflicts of interest with Sinopec Corp.
				From 22 June 2001	No	Yes
Other undertakings	Other	China Petrochemical Corporation
Given that China Petrochemical Corporation engages in the same or similar businesses as Sinopec Corp. with regard to the exploration and production of overseas petroleum and natural gas, China Petrochemical Corporation hereby grants a 10-year option to Sinopec Corp. with the following provisions: (i) within ten years from the issuance date of this undertaking, after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell its overseas oil and gas assets owned as of the date of the undertaking and still in its possession upon Sinopec Corp.’s exercise of the option to Sinopec Corp.; (ii) in relation to the overseas oil and gas assets acquired by China Petrochemical Corporation after the issuance of the undertaking, within 10 years of the completion of such acquisition, after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell these assets to Sinopec Corp. China Petrochemical Corporation undertakes to transfer the assets as required by Sinopec Corp. under aforesaid items (i) and (ii) to Sinopec Corp., provided that the exercise of such option complies with applicable laws and regulations, contractual obligations and other procedural requirements.
				Within 10 years after 29 April 2014 or the date when China Petrochemical Corporation acquires the assets	Yes	Yes

As of the date of this report, Sinopec Corp. had no undertakings in respect of financial performance, asset injections or asset restructuring that had not been fulfilled, nor did Sinopec Corp. make any profit forecast in relation to any asset or project.

15.	STRUCTURED ENTITY CONTROLLED BY THE COMPANY
None

16.	REPURCHASE, SALES AND REDEMPTION OF SHARES
During this reporting period, neither Sinopec Corp. nor any of its subsidiaries repurchased, sold or redeemed any listed securities of Sinopec Corp..

17.	INFORMATION ON MAJOR SUBSIDIARIES OR THE ASSOCIATES OR JOINT VENTURES
The net profit from the subsidiary or investment income from the associate or joint venture accounts for more than 10% of the Company’s net profit:

Unit: RMB million
		Percentage of share held by				Revenue of	Profit of
Company name	Registered capital	Sinopec Corp. (%)	Total asset	Net Assets	Net Profit	primary business	primary business	Primary Activities

Sinopec Marketing Co., Ltd.	28,403	70.42	521,709	245,930	12,969	615,076	44,145	Sales of refined oill products

18.	CHANGE OF AUDITORS
As PricewaterhouseCoopers Zhong Tian LLP (Special general partnership) and PricewaterhouseCoopers have been auditors of Sinopec Corp. for eight consecutive years, according to domestic regulation, Sinopec Corp. needs to change its auditors in 2021. The 21st meeting of the 7th session of the Board has approved to appoint KPMG Huazhen LLP (Special general partnership) and KPMG as the domestic and overseas auditors of Sinopec Corp. for 2021. The appointment has been approved by the 2020 Annual General Meeting of Sinopec Corp. held on 25 May 2021.

19.	RISK FACTORS
In the course of its production and operations, Sinopec Corp. will actively take various measures to circumvent operational risks. However, in practice, it may not be possible to prevent the occurrence of all risks and uncertainties described below.

Risks with regard to the variations from macroeconomic situation: The business results of the Company are closely related to China’s and global economic situation. As the Covid-19 situation has been effectively controlled, the domestic economy is recovering steadily. With expanded vaccination and developed countries such as the US, European countries and Japan continuing their loose currency and fiscal stimulus policy, the world economy is recovering gradually, but with an uneven trend. The economic development is more and more constrained by climate change and environmental problems. The Company’s business could also be adversely affected by other factors such as the impact on export due to trade protectionism from certain countries and negative impact on the investment of overseas oil and gas exploration and development and refining and chemical storage projects which results from the uncertainty of geopolitics, international crude oil price and etc.

Risks with regard to the cyclical effects from the industry: The majority of the Company’s operating income comes from the sales of refined oil products and petrochemical products, and part of those businesses and their related products are cyclic and are sensitive to macro-economy, cyclic changes of regional and global economy, the changes of the production capacity and output, demand of consumers, prices and supply of the raw materials, as well as prices and supply of the alternative products etc. Although the Company is an integrated company with upstream, midstream and downstream operations, it can only counteract the adverse influences of industry cycle to a certain extent.

Risks from the macroeconomic policies and government regulation: Although the Chinese government is gradually liberalizing the market entry regulations on petroleum and petrochemicals sector, the petroleum and petrochemical industries in China are still subject to entry regulations to a certain degree, which include: issuing licenses in relation to exploration and development of crude oil and natural gas, issuing business licenses for trading crude oil and refined oil, setting caps for retail prices of gasoline, diesel and other oil products, the imposition of the special oil income levy; the formulation of refined oil import and export quotas and procedures; the formulation of safety, quality and environmental protection standards and the formulation of energy conservation policies. In addition, the changes which have occurred or might occur in macroeconomic and industry policies such as the opening up of crude oil import licenses and the right of tenure; reforming and improvement in pricing mechanism of natural gas, cost supervision of gas pipeline and access to third party; cancellation of qualification approval of the wholesale and storage of refined oil business, decentralisation of retail business authorisation of refined oil products to regional and city level government, further improvement in pricing mechanism of refined oil products, gas stations investment being fully opened to foreign investment; and reforming in resource tax and environmental tax, etc. Such changes might further intensify market competition and have certain effects on the operations and profitability of the Company.

Risks with regard to the changes from environmental legislation requirements: Our production activities generate waste liquids, gases and solids. The Company has built up the supporting effluent treatment systems to prevent and reduce the pollution to the environment. However, the relevant government authorities may issue and implement much stricter environmental protection laws and regulations, adopt much stricter environment protection standards. Under such situations, the Company may increase expenses in relation to the environment protection accordingly.

Risks from the uncertainties of obtaining additional oil and gas resources: The future sustainable development of the Company is partly dependent to a certain extent on our abilities in continuously discovering or acquiring additional oil and natural gas resources. To obtain additional oil and natural gas resources, the Company faces some inherent risks associated with exploration and development and/or with acquisition activities, and the Company has to invest a large amount of money with no guarantee of certainty. If the Company fails to acquire additional resources through further exploration, development and acquisition to increase the reserves of crude oil and natural gas, the oil and natural gas reserves and production of the Company may decline over time which may adversely affect the Company’s financial situation and operation performance.

Risks with regard to the external purchase of crude oil: A significant amount of crude oil as needed by the Company is satisfied through external purchases. In recent years, especially influenced by the mismatch between supply and demand of crude oil, geopolitics, global economic growth and other factors, the prices of crude oil fluctuate sharply. Additionally, the supply of crude oil may even be interrupted due to some extreme major incidents in certain regions. Although the Company has taken flexible countermeasures, it may not fully avoid risks associated with any significant fluctuation of international crude oil prices and sudden disruption of supply of crude oil from certain regions.

Risks with regard to the operation and natural disasters: The process of petroleum chemical production is exposed to the high risks of inflammation, explosion and environmental pollution and is vulnerable to extreme natural disasters. Such contingencies may cause serious impacts to the society, major financial losses to the Company and grievous injuries to people. The Company has always been laying great emphasis on the safety production, and has implemented a strict HSE management system as an effort to avoid such risks as far as possible. Meanwhile, the main assets and inventories of the Company as well as the possibility of damage to a third party have been insured. However, such measures may not shield the Company from financial losses or adverse impact resulting from such contingencies.

Investment risks: Petroleum and chemical sector is a capital intensive industry. Although the Company has adopted a prudent investment strategy, as stipulated and enforced by the new investment decision-making procedures and rules in 2020, conducted rigorous feasibility study on each investment project, which consists of special verifications in raw material market, technical scheme, profitability, safety and environmental protection, legal compliance, etc., certain investment risks will still exist and expected returns may not be achieved due to major changes in factors such as market environment, prices of equipment and raw materials, and construction period during the implementation of the projects.

Risks with regard to overseas business development and management: The Company engages in oil and gas exploration, refining and chemical, warehouse logistics and international trading businesses in some regions outside China. The Company’s overseas businesses and assets are subject to the jurisdiction of the host country’s laws and regulations. In light of the complicated factors such as imbalance of global economy, competitiveness of industry and trade structure, exclusiveness of regional trading blocs, polarisation of benefits distribution in trade, and politicisation of economic and trade issues, including pandemic, sanctions, barriers to entry, instability in the financial and taxation policies, contract defaults, tax dispute, the Company’s risks with regard to overseas business development and management could be increased.

Currency risks: At present, China implements an administered floating exchange rate regime based on market supply and demand which is regulated with reference to a basket of currencies in terms of the exchange rate of Renminbi. As the Company purchases a significant portion of crude oil in foreign currency which is based on US dollar-denominated prices, the realised price of crude oil is based on international crude oil price. Despite the fact that, the price of the domestic refined oil products will change as the exchange rate of the Renminbi changes according to the pricing mechanism for the domestic refined oil products, and the price of other domestic petrochemical products will also be influenced by the price of the imported products, which to a large extent, smooths the impact of the Renminbi exchange rate on the processing and sales of the Company’s crude oil refined products. However, the fluctuation of the Renminbi exchange rate will still have an effect on the income of the upstream sector.

Cyber-security risks: the Company has a well-established network safety system, information infrastructure and operation system, and network safety information platform, devotes significant resources to protecting our digital infrastructure and data against cyber-attacks. However, if our systems against cyber-security risk are proved to be ineffective, we could be adversely affected by, among other things, disruptions to our business operations, and loss of proprietary information, including intellectual property, financial information and employer and customer data, thus causing harm to our personnel, property, environment and reputation. As cyber-security attacks continue to evolve, we may be required to expend additional resources to enhance our protective measures against cyber-security breaches.

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF SHAREHOLDERS

1	CHANGES IN THE SHARE CAPITAL
During the reporting period, there was no change in the number and nature of issued shares of Sinopec Corp.

2	NUMBER OF SHAREHOLDERS AND THEIR SHAREHOLDINGS
As at 30 June 2021, there were a total of 507,150 shareholders of Sinopec Corp., of which 501,507 were holders of A shares and 5,643 were holders of H shares. Sinopec Corp. has complied with requirement for minimum public float under the Hong Kong Listing Rules.

(1)	Top ten shareholders as of 30 June 2021
Unit: share
Name of Shareholders	Nature of shareholders	Percentage of shareholdings %	Total number of shares held	Changes of shareholding[1]	Number of shares subject to pledges or lock up

China Petrochemical Corporation	State-owned share	68.31	82,709,227,393	0	0
HKSCC (Nominees) Limited[2]	H share	20.97	25,385,923,845	643,437	unknown
中國證券金融股份有限公司	A share	1.92	2,325,374,407	(283,937,650)	0
香港中央結算有限公司	A share	0.93	1,122,299,922	281,227,640	0
中國人壽保險股份有限公司－傳統－普通保險產品－005L－CT001滬	A share	0.67	813,500,331	(1,105,700)	0
中國人壽保險股份有限公司－分紅－個人分紅－005L－FH002滬	A share	0.27	323,077,505	(492,592,663)	0
中中央匯金資產管理有限責任公司	A share	0.27	322,037,900	0	0
國信證券股份有限公司	A share	0.16	196,977,796	177,793,001	0
黃長富	A share	0.13	160,000,087	160,000,087	0
全國社保基金一一三組合	A share	0.09	107,387,897	107,387,897	0

1.	As compared with the number of shares as at 31 December 2020.

2.
Sinopec Century Bright Capital Investment Limited, a wholly-owned overseas subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, accounting for 0.46% of the total share capital of Sinopec Corp. Such shareholdings are included in the total number of shares held by HKSCC Nominees Limited.

Statement on the connected relationship or acting in concert among the aforementioned shareholders:

Apart from 中國人壽保險股份有限公司-傳統-普通保險產品-005L-CT001滬 and 中國人壽保險股份有限公司-分紅-個人分紅-005L-FH002滬which are both managed by 中國人壽保險股份有限公司, Sinopec Corp. is not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

(2)	Information disclosed by the holders of H shares in accordance with the Securities and Futures Ordinance (SFO) as of 30 June 2021
Name of shareholders	Status of shareholders	Number of shares interests held or regarded as held	Approximate percentage of Sinopec Corp.’s issued share capital (H share) (%)

Citigroup Inc.	Person having a security interest in shares	7,771,000(L)	0.03(L)
	Interests of corporation controlled by the	127,810,267(L)	0.50(L)
	substantial shareholder	124,137,279(S)	0.49(S)
	Approved lending agent	1,901,979,079(L)	7.45(L)
BlackRock, Inc.	Interests of corporation controlled by the	1,968,236,873(L)	7.71(L)
	substantial shareholder	5,529,900(S)	0.02(S)
GIC Private Limited	Investment manager	1,523,751,125(L)	5.97(L)

Note: (L) Long position, (S) Short position

3	CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE DE FACTO CONTROLLER
There was no change in the controlling shareholder or the de facto controller of Sinopec Corp. during the reporting period.

BOND GENERAL INFORMATION

1.	CORPORATE BOND

Bond name	Sinopec Corp.2012 Corporate bond
Abbreviation	12石化02
Code	122150
Issuance date	1 June 2012
Interest commencement date	1 June 2012
Maturity date	1 June 2022
Amount issued (RMB billion)	7
Outstanding balance (RMB billion)	7
Interest rate (%)	4.90
Principal and interest repayment	Simple interest is calculated and paid on an annual basis without compounding interests. Interest is paid once a year. The principal will be paid at maturity with last instalment of interest.
Investor Qualification Arrangement	12石化02 was publicly offered to qualified investors in accordance with Administration of the Issuance and Trading of Corporate Bonds.
Applicable trading mechanism	floor trading at Shanghai Stock Exchange, in line with pledge repurchase requirement
Risk of suspension for listed trading, and countermeasures	N/A
Listing exchange	Shanghai Stock Exchange
Use of proceeds	Proceeds from the above-mentioned corporate bonds have been used for their designated purpose as disclosed. All the proceeds have been completely used.
Credit rating agency
During the reporting period, United Credit Ratings Co., Ltd. tracked and provided credit rating for 12石化02 and reaffirmed AAA credit rating in the continuing credit rating report. The credit rating of Sinopec Corp. remained AAA with its outlook being stable. Pursuant to relevant regulations, the latest credit rating results have been published through media designated by regulators within two months commencing from the disclosure of annual report for 2020.

Special terms for Issuer or investor option or investor protection, whether triggered or executed	No special terms for Issuer or investor option or investor protection, thus not applicable
Guarantee and repayment scheme and other relative events in the reporting period	China Petrochemical Corporation bears non-irrevocable joint liability guarantee. Interest is paid as usual in the reporting period without triggering any guarantee.
Convening of corporate bond holders’ meeting	During the reporting period, the bondholders’ meeting was not convened.
Performance of corporate bonds trustee
During the durations of the above-mentioned bonds, the bond trustee, China International Capital Corporation Limited, has strictly followed the Bond Trustee Management Agreement and continuously tracked the Company’s credit status, utilisation of bond proceeds and repayment of principals and interests of the bond. The bond trustee has also advised the Company to fulfil obligations as described in the corporate bond prospectus and exercised its duty to protect the bondholders’ legitimate rights and interests. The bond trustee has disclosed the Trustee Management Affairs Report of last year. The full disclosure is available on the website of Shanghai Stock Exchange (http://www.sse.com.cn).

2.	NON-FINANCIAL ENTERPRISE DEBT FINANCING TOOL IN INTER-BANK BOND MARKET
In 2020, the Company issued RMB20 billion medium-term notes with 3-year term as follows: On 31 March 2020 the first and the second phase RMB5 billion medium-term notes were issued (bond abbreviation 20中石化MTN001 and MTN002, code 102000568 and 102000569) with coupon rate 2.7%; On 27 May 2020, the third phase RMB10 billion medium-term note was issued (bond abbreviation 20中石化MTN003, code102001109) with coupon rate 2.2%.

On 4 February 2021, the Company issued RMB5 billion super short-term commercial paper with 180-day term (bond abbreviation 21中石化SCP001, code 012100565) with annual interest rate 2.50%; On 4 March 2021, RMB11.0 billion super short-term commercial paper with 119-day term (bond abbreviation 21中石化SCP002, code 012100810) with annual interest rate 2.65%; On 25 March 2021, RMB3.0 billion super short-term commercial paper with 180-day term (bond abbreviation 21中石化SCP003, code 012101228) with annual interest rate 2.64%; On 29 March 2021, RMB8.0 billion super short-term commercial paper with 120-day term (bond abbreviation 21中石化SCP005, code 012101281) with annual interest rate 2.45%

The abovementioned bonds were issued to institutional investors of domestic inter-bank bond market. The key issuance factors such as listing, circulation and transfer, interest commencement date and maturity date were disclosed in the announcements at Shanghai Clearing House and China Currency Web. For super short-term commercial paper, it’s one-off repayment with principal and interest. For medium-term notes, interest is paid annually with repayment of principal at maturity. The Company uses proceeds according to the prospectus. All bonds credit were rated by United Credit Ratings Co., Ltd. in terms of company and bond, with company long-term credit of the Company rated AAA and outlook stable, medium-term notes credit rated AAA. There exists no risk of suspension of listing for above bonds and no guarantee is arranged.

Shanghai Petrochemical Co., Ltd., the subsidiary of Sinopec Corp., issued its super short-term commercial paper, which was disclosed in its interim report for 2021 on the web of Shanghai Stock Exchange.

Principal accounting data and financial indicators at the end of reporting period

Principal data	At the end of the reporting period	At the end of last year	Change	Reason for change

Current ratio	0.89	0.87	0.02	Due to increase of current assets
Quick ratio	0.57	0.58	(0.01)	Due to slightly increase of other current liabilities
Liability-to-asset ratio	51.04%	49.02%	2.02 percentage points	Due to increase of liabilities
Loan repayment rate	100%	100%	–	–

	The reporting period for 2021 (January-June)	The reporting period for 2020 (January-June)	Change	Reason for change

Net profit/(loss) attributable to equity shareholders of the Company excluding extraordinary gains and losses	38,420	(24,404)	62,824	Due to increase of net profit
Net profit/(loss) excluding extraordinary gains and losses	47,618	(23,836)	71,454	Due to increase of net profit
EBITDA-to-total debt ratio	0.77	0.18	0.59	Due to increase of EBITDA
EBITDA-to-interest coverage ratio	16.17	2.99	13.18	Due to increase of EBITDA
Interest coverage ratio	9.68	(2.46)	12.14	Due to increase of profit before tax
Cash interest coverage ratio	29.29	13.88	15.41	Due to increase of operating cash flow
Interest payment rate	100%	100%	–

note: Liability-to-asset ratio = total liability/total assets

During the reporting period, the Company paid in full the interest accrued for the other bonds and debt financing instruments. As at 30 June 2021, the standby credit line provided by several domestic financial institutions to the Company was RMB444.0 billion in total, facilitating the Company to get such amount of unsecured loans. The Company has fulfilled all the relevant undertakings in the offering circular of corporate bonds and had no significant matters which could influence the Company’s operation and debt paying ability.

On 18 April 2013, Sinopec Capital (2013) Limited, a wholly-owned overseas subsidiary of Sinopec Corp., issued senior notes guaranteed by the Company with four different maturities, namely 3 years, 5 years, 10 years and 30 years. The 3-year notes principal totalled USD750 million, with an annual interest rate of 1.250% and had been repaid and delisted; the 5-year notes principal totalled USD1.0 billion, with an annual interest rate of 1.875% and had been repaid and delisted; the 10-year notes principal totalled USD1.25 billion, with an annual interest rate of 3.125%; and the 30-year notes principal totalled USD500 million, with an annual interest rate of 4.250%. These notes were listed on the Hong Kong Stock Exchange on 25 April 2013, with interest payable semi-annually. The first payment of interest was made on 24 October 2013. During the reporting period, the Company has paid in full the current-period interests of all notes with maturity of 10 years and 30 years.

AUDITOR’S REPORT

To the Shareholders of China Petroleum & Chemical Corporation,

We have reviewed the accompanying interim financial statements of China Petroleum & Chemical Corporation (“Sinopec Corp.”), which comprise the consolidated and company balance sheets as of 30 June 2021, and the consolidated and company income statements, the consolidated and company cash flow statements and the consolidated and company statements of changes in shareholders’ equity for the period from 1 January 2021 to 30 June 2021, and the notes to the financial statements. Management of Sinopec Corp. is responsible for the preparation of these financial statements. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with China Standard on Review No. 2101—Engagements to Review Financial Statements. This standard requires that we plan and perform the review to obtain limited assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements of Sinopec Corp. are not prepared in accordance with the requirements of Accounting Standards for Business Enterprises (“CASs”), and do not present fairly, in all material respects, the consolidated and the company’s financial position of Sinopec Corp. as at 30 June 2021, and the consolidated and the company’s financial performance and cash flows for the period from 1 January 2021 to 30 June 2021.

KPMG Huazhen LLP	Certified Public Accountants
Registered in the People’s Republic of China

Yang Jie (Engagement Partner)

Beijing, China	He Shu

27 August 2021

(A)	FINANCIAL STATEMENTS PREPARED UNDER CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES
UNAUDITED CONSOLIDATED BALANCE SHEET
As at 30 June 2021

	Notes	At 30 June	At 31 December
		2021	2020
		RMB million	RMB million
Assets
Current assets
Cash at bank and on hand	5	190,482	184,412
Financial assets held for trading	6	3,988	1
Derivative financial assets	7	24,554	12,528
Accounts receivable	8	71,843	35,587
Receivables financing	9	9,686	8,735
Prepayments	10	8,317	4,862
Other receivables	11	28,605	33,602
Inventories	12	199,234	151,895
Other current assets		16,727	23,773
Total current assets		553,436	455,395
Non-current assets
Long-term equity investments	13	199,652	188,342
Other equity instrument investments		1,534	1,525
Fixed assets	14	580,846	589,285
Construction in progress	15	137,799	124,765
Right-of-use assets	16	189,103	189,583
Intangible assets	17	115,425	114,066
Goodwill	18	8,609	8,620
Long-term deferred expenses	19	9,689	9,535
Deferred tax assets	20	29,989	25,054
Other non-current assets	21	26,882	27,635
Total non-current assets		1,299,528	1,278,410
Total assets		1,852,964	1,733,805
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	23	37,649	20,756
Derivative financial liabilities	7	6,947	4,826
Bills payable	24	11,260	10,394
Accounts payable	25	216,268	151,262
Contract liabilities	26	127,920	126,160
Employee benefits payable	27	15,826	7,081
Taxes payable	28	36,897	76,843
Other payables	29	101,977	84,600
Non-current liabilities due within one year	30	29,397	22,493
Other current liabilities	31	39,854	17,775
Total current liabilities		623,995	522,190
Non-current liabilities
Long-term loans	32	43,149	45,459
Debentures payable	33	31,251	38,356
Lease liabilities	34	171,945	172,306
Provisions	35	45,947	45,552
Deferred tax liabilities	20	10,572	8,124
Other non-current liabilities	36	18,804	17,942
Total non-current liabilities		321,668	327,739
Total liabilities		945,663	849,929
Shareholders’ equity
Share capital	37	121,071	121,071
Capital reserve	38	121,194	122,558
Other comprehensive income	39	901	1,038
Specific reserve		2,719	1,941
Surplus reserves	40	209,280	209,280
Undistributed profits		309,989	286,575
Total equity attributable to shareholders of the Company		765,154	742,463
Minority interests		142,147	141,413
Total shareholders’ equity		907,301	883,876
Total liabilities and shareholders’ equity		1,852,964	1,733,805

These financial statements have been approved for issue by the board of directors on 27 August 2021.

Ma Yongsheng	Shou Donghua
Director and President	Chief Financial Officer

The accompanying notes form part of these financial statements.

UNAUDITED BALANCE SHEET
As at 30 June 2021

	Notes	At 30 June	At 31 December
		2021	2020
		RMB million	RMB million
Assets
Current assets
Cash at bank and on hand		95,080	99,188
Derivative financial assets		6,858	7,776
Accounts receivable	8	26,060	21,763
Receivables financing		656	707
Prepayments	10	4,588	2,626
Other receivables	11	39,507	37,938
Inventories		47,429	39,034
Other current assets		13,380	14,048
Total current assets		233,558	223,080
Non-current assets
Long-term equity investments	13	348,233	343,356
Other equity instrument investments		428	428
Fixed assets	14	278,692	283,695
Construction in progress	15	63,373	59,880
Right-of-use assets	16	107,899	108,737
Intangible assets		8,558	8,779
Long-term deferred expenses		2,485	2,499
Deferred tax assets		17,324	12,661
Other non-current assets		33,769	26,828
Total non-current assets		860,761	846,863
Total assets		1,094,319	1,069,943
Liabilities and shareholders’ equity
Current liabilities
Short-term loans		20,180	20,669
Derivative financial liabilities		175	362
Bills payable		6,557	6,061
Accounts payable		84,884	65,779
Contract liabilities		5,162	5,840
Employee benefits payable		6,779	1,673
Taxes payable		21,237	43,500
Other payables		192,810	188,568
Non-current liabilities due within one year		18,867	12,026
Other current liabilities		27,342	439
Total current liabilities		383,993	344,917
Non-current liabilities
Long-term loans		29,832	30,413
Debentures payable		19,982	26,977
Lease liabilities		105,573	105,691
Provisions		36,644	36,089
Other non-current liabilities		3,452	3,581
Total non-current liabilities		195,483	202,751
Total liabilities		579,476	547,668
Shareholders’ equity
Share capital		121,071	121,071
Capital reserve		69,012	68,976
Other comprehensive income		5,819	5,910
Specific reserve		1,467	1,189
Surplus reserves		209,280	209,280
Undistributed profits		108,194	115,849
Total shareholders’ equity		514,843	522,275
Total liabilities and shareholders’ equity		1,094,319	1,069,943

These financial statements have been approved for issue by the board of directors on 27 August 2021.

Ma Yongsheng	Shou Donghua
Director and President	Chief Financial Officer

The accompanying notes form part of these financial statements.

UNAUDITED CONSOLIDATED INCOME STATEMENT
For the six-month period ended 30 June 2021

	Notes	Six-month period ended 30 June
		2021	2020
		RMB million	RMB million
Operating income	41	1,261,603	1,033,064
Less: Operating costs	41	999,983	873,735
Taxes and surcharges	42	120,866	108,711
Selling and distribution expenses		31,700	29,510
General and administrative expenses		35,746	31,530
Research and development expenses	45	5,359	4,319
Financial expenses	43	4,901	5,263
Including: Interest expenses		7,658	8,083
Interest income		2,662	2,267
Exploration expenses, including dry holes	46	4,846	4,465
Add: Other income	47	1,244	2,467
Investment income	48	4,890	5,631
Including: Income from investment in associates and joint ventures		11,133	8
Gains from changes in fair value	49	116	110
Credit impairment reversals/(losses)		55	(101)
Impairment losses	50	(926)	(11,667)
Asset disposal gains		281	104
Operating profit/(loss)		63,862	(27,925)
Add: Non-operating income	51	696	684
Less: Non-operating expenses	52	1,081	977
Profit/(loss) before taxation		63,477	(28,218)
Less: Income tax expense	53	14,949	(5,791)
Net profit/(loss)		48,528	(22,427)
Including: net loss of acquiree before business combination under common control		–	(217)
Classification by going concern:
Continuous operating net profit/(loss)		48,528	(22,427)
Termination of net profit		–	–
Classification by ownership:
Equity shareholders of the Company		39,153	(23,001)
Minority interests		9,375	574
Basic earnings/(losses) per share	64	0.323	(0.190)
Diluted earnings/(losses) per share	64	0.323	(0.190)
Other comprehensive income	39
Items that may not be reclassified subsequently to profit or loss
Changes in fair value of other equity instrument investments		8	(30)
Items that may be reclassified subsequently to profit or loss
Other comprehensive income that can be converted into profit or loss under the equity method		121	(1,781)
Cost of hedging reserve		(40)	–
Cash flow hedges		8,640	(1,660)
Foreign currency translation differences		(621)	1,059
Total other comprehensive income		8,108	(2,412)
Total comprehensive income		56,636	(24,839)
Attributable to:
Equity shareholders of the Company		47,137	(25,214)
Minority interests		9,499	375

These financial statements have been approved for issue by the board of directors on 27 August 2021.

Ma Yongsheng	Shou Donghua
Director and President	Chief Financial Officer

The accompanying notes form part of these financial statements.

UNAUDITED INCOME STATEMENT
For the six-month period ended 30 June 2021

	Notes	Six-month period ended 30 June
		2021	2020
		RMB million	RMB million
Operating income	41	469,122	358,575
Less: Operating costs	41	363,427	287,803
Taxes and surcharges		72,725	70,139
Selling and distribution expenses		1,866	1,475
General and administrative expenses		16,386	15,006
Research and development expenses		4,962	4,050
Financial expenses		5,382	4,534
Including: Interest expenses		4,193	4,027
Interest income		1,160	500
Exploration expenses, including dry holes		4,182	3,710
Add: Other income		743	1,894
Investment income	48	10,602	6,599
Including: Income from investment in associates and joint ventures		4,366	544
Gains from changes in fair value		232	360
Credit impairment losses		2	30
Impairment losses		(753)	(8,094)
Asset disposal (losses)/gains		(3)	13
Operating profit/(loss)		11,015	(27,340)
Add: Non-operating income		203	103
Less: Non-operating expenses		519	444
Profit/(loss) before taxation		10,699	(27,681)
Less: Income tax expense		2,813	(8,124)
Net profit/(loss)		7,886	(19,557)
Classification by going concern:
Continuous operating net profit/(loss)		7,886	(19,557)
Termination of net profit		–	–
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Other comprehensive income that can be converted into profit or loss under the equity method		18	(94)
Cash flow hedges		5,936	(2,591)
Total other comprehensive income		5,954	(2,685)
Total comprehensive income		13,840	(22,242)

These financial statements have been approved for issue by the board of directors on 27 August 2021.

Ma Yongsheng	Shou Donghua
Director and President	Chief Financial Officer

The accompanying notes form part of these financial statements.

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT
For the six-month period ended 30 June 2021

	Notes	Six-month period ended 30 June
		2021	2020
		RMB million	RMB million
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		1,310,456	1,150,544
Refund of taxes and levies		788	1,665
Other cash received relating to operating activities		65,751	110,834
Sub-total of cash inflows		1,376,995	1,263,043
Cash paid for goods and services		(1,031,983)	(899,824)
Cash paid to and for employees		(36,563)	(32,751)
Payments of taxes and levies		(195,923)	(156,244)
Other cash paid relating to operating activities		(64,790)	(133,859)
Sub-total of cash outflows		(1,329,259)	(1,222,678)
Net cash flow from operating activities	55(a)	47,736	40,365
Cash flows from investing activities:
Cash received from disposal of investments		3,341	5,476
Cash received from returns on investments		3,316	2,744
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		502	1,522
Net cash received from disposal of subsidiaries and other business entities	55(d)	4,296	31
Other cash received relating to investing activities		21,019	28,066
Sub-total of cash inflows		32,474	37,839
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(56,023)	(53,109)
Cash paid for acquisition of investments		(9,226)	(6,362)
Other cash paid relating to investing activities		(33,016)	(53,973)
Sub-total of cash outflows		(98,265)	(113,444)
Net cash flow from investing activities		(65,791)	(75,605)
Cash flows from financing activities:
Cash received from capital contributions		302	3,267
Including: Cash received from minority shareholders’ capital contributions to subsidiaries		302	3,267
Cash received from borrowings		170,144	403,021
Other cash received relating to financing activities		–	296
Sub-total of cash inflows		170,446	406,584
Cash repayments of borrowings		(130,857)	(308,951)
Cash paid for dividends, profits distribution or interest		(19,181)	(27,409)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders		(1,203)	(918)
Other cash paid relating to financing activities	55(c)	(11,346)	(9,000)
Sub-total of cash outflows		(161,384)	(345,360)
Net cash flow from financing activities		9,062	61,224
Effects of changes in foreign exchange rate		(452)	504
Net (decrease)/increase in cash and cash equivalents		(9,445)	26,488
Add: Cash and cash equivalents at the beginning of the year		87,559	60,438
Cash and cash equivalents at the end of the period	55(b)	78,114	86,926

These financial statements have been approved for issue by the board of directors on 27 August 2021.

Ma Yongsheng	Shou Donghua
Director and President	Chief Financial Officer

The accompanying notes form part of these financial statements.

UNAUDITED CASH FLOW STATEMENT
For the six-month period ended 30 June 2021

	Notes	Six-month period ended 30 June
		2021	2020
		RMB million	RMB million
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		512,907	409,385
Refund of taxes and levies		492	1,542
Other cash received relating to operating activities		6,052	2,015
Sub-total of cash inflows		519,451	412,942
Cash paid for goods and services		(369,090)	(250,667)
Cash paid to and for employees		(19,181)	(16,878)
Payments of taxes and levies		(110,031)	(91,431)
Other cash paid relating to operating activities		(9,587)	(9,186)
Sub-total of cash outflows		(507,889)	(368,162)
Net cash flow from operating activities		11,562	44,780
Cash flows from investing activities:
Cash received from disposal of investments		12,101	11,274
Cash received from returns on investments		4,676	5,463
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		39	6,542
Other cash received relating to investing activities		58,662	64,906
Sub-total of cash inflows		75,478	88,185
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(25,419)	(23,615)
Cash paid for acquisition of investments		(19,726)	(12,044)
Other cash paid relating to investing activities		(61,762)	(90,732)
Sub-total of cash outflows		(106,907)	(126,391)
Net cash flow from investing activities		(31,429)	(38,206)
Cash flows from financing activities:
Cash received from borrowings		88,635	173,471
Other cash received relating to financing activities		136,030	105,890
Sub-total of cash inflows		224,665	279,361
Cash repayments of borrowings		(63,205)	(115,933)
Cash paid for dividends or interest		(19,812)	(25,548)
Other cash paid relating to financing activities		(127,904)	(121,353)
Sub-total of cash outflows		(210,921)	(262,834)
Net cash flow from financing activities		13,744	16,527
Effects of changes in foreign exchange rate		(1)	1
Net increase/(decrease) in cash and cash equivalents		(6,124)	23,102
Add: Cash and cash equivalents at the beginning of the year		28,081	15,984
Cash and cash equivalents at the end of the period		21,957	39,086

These financial statements have been approved for issue by the board of directors on 27 August 2021.

Ma Yongsheng	Shou Donghua
Director and President	Chief Financial Officer

The accompanying notes form part of these financial statements.

UNAUDITED CONSOLIDATED STATEMENTOF CHANGES IN EQUITY
For the six-month period ended 30 June 2021

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 31 December 2019	121,071	122,127	(321)	1,741	207,423	287,128	739,169	137,736	876,905
Adjustment for business combination of entities under common control (Note 59)	–	737	–	–	–	59	796	673	1,469
Balance at 1 January 2020	121,071	122,864	(321)	1,741	207,423	287,187	739,965	138,409	878,374
Change for the period
1. Net (loss)/profit	–	–	–	–	–	(23,001)	(23,001)	574	(22,427)
2. Other comprehensive loss (Note 39)	–	–	(2,213)	–	–	–	(2,213)	(199)	(2,412)
Total comprehensive income	–	–	(2,213)	–	–	(23,001)	(25,214)	375	(24,839)
Amounts transferred to initial carrying amount of hedged items	–	–	234	–	–	–	234	45	279
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders (Note 54)	–	–	–	–	–	(23,004)	(23,004)	–	(23,004)
4. Contributions to subsidiaries from minority interests	–	–	–	–	–	–	–	2,363	2,363
5. Transaction with minority interests	–	(70)	–	–	–	–	(70)	(69)	(139)
6. Distributions to minority interests	–	–	–	–	–	–	–	(1,838)	(1,838)
Total transactions with owners, recorded directly in shareholders’ equity	–	(70)	–	–	–	(23,004)	(23,074)	456	(22,618)
7. Net increase in specific reserve for the period	–	–	–	1,136	–	–	1,136	210	1,346
8. Others	–	33	–	–	–	(5)	28	(14)	14
Balance at 30 June 2020	121,071	122,827	(2,300)	2,877	207,423	241,177	693,075	139,481	832,556
Balance at 1 January 2021	121,071	122,558	1,038	1,941	209,280	286,575	742,463	141,413	883,876
Change for the period
1. Net profit	–	–	–	–	–	39,153	39,153	9,375	48,528
2. Other comprehensive income (Note 39)	–	–	7,984	–	–	–	7,984	124	8,108
Total comprehensive (loss)/income	–	–	7,984	–	–	39,153	47,137	9,499	56,636
Amounts transferred to initial carrying amount of hedged items	–	–	(8,121)	–	–	–	(8,121)	(549)	(8,670)
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders (Note 54)	–	–	–	–	–	(15,739)	(15,739)	–	(15,739)
4. Contributions from minority interests	–	–	–	–	–	–	–	559	559
5. Transactions with minority interests	–	(1,384)	–	–	–	–	(1,384)	(6,818)	(8,202)
6. Distributions to minority interests	–	–	–	–	–	–	–	(1,885)	(1,885)
Total transactions with owners, recorded directly in shareholders’ equity	–	(1,384)	–	–	–	(15,739)	(17,123)	(8,144)	(25,267)
7. Net increase in specific reserve for the period	–	–	–	778	–	–	778	175	953
8. Others	–	20	–	–	–	–	20	(247)	(227)
Balance at 30 June 2021	121,071	121,194	901	2,719	209,280	309,989	765,154	142,147	907,301

These financial statements have been approved for issue by the board of directors on 27 August 2021.

Ma Yongsheng	Shou Donghua
Director and President	Chief Financial Officer

The accompanying notes form part of these financial statements.

UNAUDITED STATEMENT OF CHANGES IN EQUITY
For the six-month period ended 30 June 2021

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2020	121,071	68,841	1,181	949	207,423	130,645	530,110
Change for the period
Net loss	–	–	–	–	–	(19,557)	(19,557)
Other comprehensive income	–	–	(2,685)	–	–	–	(2,685)
Total comprehensive income	–	–	(2,685)	–	–	(19,557)	(22,242)
Amounts transferred to initial carrying amount of hedged items	–	–	56	–	–	–	56
Transactions with owners, recorded directly in shareholders’ equity:
Appropriations of profits:
– Distributions to shareholders (Note 54)	–	–	–	–	–	(23,004)	(23,004)
Total transactions with owners, recorded directly in shareholders’ equity	–	–	–	–	–	(23,004)	(23,004)
Net increase in specific reserve for the period	–	–	–	458	–	–	458
Others	–	(5)	–	–	–	–	(5)
Balance at 30 June 2020	121,071	68,836	(1,448)	1,407	207,423	88,084	485,373
Balance at 1 January 2021	121,071	68,976	5,910	1,189	209,280	115,849	522,275
Change for the period
Net profit	–	–	–	–	–	7,886	7,886
Other comprehensive income	–	–	5,954	–	–	–	5,954
Total comprehensive income	–	–	5,954	–	–	7,886	13,840
Amounts transferred to initial carrying amount of hedged items	–	–	(6,045)	–	–	–	(6,045)
Transactions with owners, recorded directly in shareholders’ equity:
Appropriations of profits:
– Distributions to shareholders (Note 54)	–	–	–	–	–	(15,739)	(15,739)
Total transactions with owners, recorded directly in shareholders’ equity	–	–	–	–	–	(15,739)	(15,739)
Net increase in specific reserve for the period	–	–	–	278	–	–	278
Others	–	36	–	–	–	198	234
Balance at 30 June 2021	121,071	69,012	5,819	1,467	209,280	108,194	514,843
These financial statements have been approved for issue by the board of directors on 27 August 2021.

Ma Yongsheng	Shou Donghua
Director and President	Chief Financial Officer

The accompanying notes form part of these financial statements.

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
For the six-month period ended 30 June 2021

1	STATUS OF THE COMPANY

China Petroleum & Chemical Corporation (the “Company”) was established on 25 February 2000 as a joint stock limited company. The company is registered in Beijing, the People’s Republic of China, and the headquarter is located in Beijing, the People’s Republic of China. The approval date of the financial report is 27 August 2021.

According to the State Council’s approval to the “Preliminary Plan for the Reorganisation of China Petrochemical Corporation” (the “Reorganisation”), the Company was established by China Petrochemical Corporation, which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation. The net asset value was determined at RMB98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the “MOF”) (Cai Ping Zi [2000] No. 20 “Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation”).

In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 “Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation” issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 “Reply on the Formation of China Petroleum and Chemical Corporation”, the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

The Company and its subsidiaries (the “Group”) engage in the oil and gas and chemical operations and businesses, including:

(1)	the exploration, development and production of crude oil and natural gas;

(2)	the refining, transportation, storage and marketing of crude oil and petroleum product; and

(3)	the production and sale of chemical.

Details of the Company’s principal subsidiaries are set out in Note 58, and there are no significant changes related to the consolidation scope in the current period.

2	BASIS OF PREPARATION

(1)	Statement of compliance of China Accounting Standards for Business Enterprises (“CASs”)
The financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises – Basic Standards, specific standards and relevant regulations (hereafter referred as CASs collectively) issued by the MOF on or after 15 February 2006. These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports” issued by the China Securities Regulatory Commission (“CSRC”). These financial statements present truly and completely the consolidated and company financial position as at 30 June 2021, and the consolidated and company financial performance and the consolidated and company cash flows for the six-month period ended 30 June 2021.

These financial statements are prepared on a basis of going concern.

(2)	Accounting period
The accounting year of the Group is from 1 January to 31 December.

(3)	Measurement basis
The financial statements of the Group have been prepared under the historical cost convention, except for the assets and liabilities set out below:

–	Financial assets held for trading (see Note 3(11))

–	Other equity instrument investments (see Note 3(11))

–	Derivative financial instruments (see Note 3(11))

–	Receivables financing (see Note 3(11))

(4)	Functional currency and presentation currency
The functional currency of the Company’s and most of its subsidiaries are Renminbi. The Company and its subsidiaries determine their functional currency according to the main economic environment in where they operate. The Group’s consolidated financial statements are presented in Renminbi. Some of subsidiaries use other currency as the functional currency. The Company translates the financial statements of subsidiaries from their respective functional currencies into Renminbi (see Note 3(2)) if the subsidiaries’ functional currencies are not Renminbi.

3	SIGNIFICANT ACCOUNTING POLICIES

The Group determines specific accounting policies and accounting estimates based on the characteristics of production and operational activities, mainly reflected in the accounting for allowance for financial assets (Note 3(11)), valuation of inventories (Note 3(4)), depreciation of fixed assets and depletion of oil and gas properties (Note 3(7), (8)), measurement of provisions (Note 3(16)), etc.

Principal accounting estimates and judgements of the Group are set out in Note 57.

(1)	Accounting treatment of business combination involving entities under common control and not under common control

(a)	Business combination involving entities under common control
A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities that the acquirer receives in the acquisition are accounted for at the acquiree’s carrying amount on the acquisition date. The difference between the carrying amount of the acquired net assets and the carrying amount of the consideration paid for the acquisition (or the total nominal value of shares issued) is recognised in the share premium of capital reserve, or the retained earnings in case of any shortfall in the share premium of capital reserve. Any costs directly attributable to the combination shall be recognised in profit or loss for the current period when occurred. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. The combination date is the date on which the acquirer effectively obtains control of the acquiree.

(b)	Business combination involving entities not under common control
A business combination involving entities or businesses not under common control is a business combination in which all of the combining entities or businesses are not ultimately controlled by the same party or parties both before and after the business combination. Difference between the consideration paid by the Group as the acquirer, comprises of the aggregate of the fair value at the acquisition date of assets given, liabilities incurred or assumed, and equity securities issued by the acquirer in exchange for control of the acquiree, and the Group’s interest in the fair value of the identifiable net assets of the acquiree, is recognised as goodwill (Note 3(10)) if it is an excess, otherwise in the profit or loss. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. Any other expense directly attributable to the business combination is recognised in the profit or loss for the year. The difference between the fair value and the book value of the assets given is recognised in profit or loss. The acquiree’s identifiable assets, liabilities and contingent liabilities, if satisfying the recognition criteria, are recognised by the Group at their fair value at the acquisition date. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

(c)	Method for preparation of consolidated financial statements
The scope of consolidated financial statements is based on control and the consolidated financial statements comprise the Company and its subsidiaries. Control means an entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Where the Company combines a subsidiary during the reporting period through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements as if the combination had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established. Therefore the opening balances and the comparative figures of the consolidated financial statements are restated. In the preparation of the consolidated financial statements, the subsidiary’s assets, liabilities and results of operations are included in the consolidated balance sheet and the consolidated income statement, respectively, based on their carrying amounts in the subsidiary’s financial statements, from the date that common control was established.

Where the Company acquires a subsidiary during the reporting year through a business combination involving entities not under common control, the identifiable assets, liabilities and results of operations of the subsidiaries are consolidated into consolidated financial statements from the date that control commences, based on the fair value of those identifiable assets and liabilities at the acquisition date.

Where the Company acquired a minority interest from a subsidiary’s minority shareholders, the difference between the investment cost and the newly acquired interest into the subsidiary’s identifiable net assets at the acquisition date is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. Where the Company partially disposed an investment of a subsidiary that do not result in a loss of control, the difference between the proceeds and the corresponding share of the interest into the subsidiary is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. If the credit balance of capital reserve (capital surplus) is insufficient, any excess is adjusted to retained profits.

In a business combination involving entities not under common control achieved in stages, the Group remeasures its previously held equity interest in the acquiree on the acquisition date. The difference between the fair value and the net book value is recognised as investment income for the year. If other comprehensive income was recognised regarding the equity interest previously held in the acquiree before the acquisition date, the relevant other comprehensive income is transferred to investment income in the period in which the acquisition occurs.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(1)	Accounting treatment of business combination involving entities under common control and not under common control (Continued)

(c)	Method for preparation of consolidated financial statements (Continued)
Where control of a subsidiary is lost due to partial disposal of the equity investment held in a subsidiary, or any other reasons, the Group derecognises assets, liabilities, minority interests and other equity items related to the subsidiary. The remaining equity investment is remeasured to fair value at the date in which control is lost. The sum of consideration received from disposal of equity investment and the fair value of the remaining equity investment, net of the fair value of the Group’s previous share of the subsidiary’s identifiable net assets recorded from the acquisition date, is recognised in investment income in the period in which control is lost. Other comprehensive income related to the previous equity investment in the subsidiary, is transferred to investment income when control is lost. Other comprehensive income related to the equity investment of the original subsidiary shall be converted into the current investment income in the event of loss of control.

Minority interest is presented separately in the consolidated balance sheet within shareholders’ equity. Net profit or loss attributable to minority shareholders is presented separately in the consolidated income statement below the net profit line item.

The excess of the loss attributable to the minority interests during the period over the minority interests’ share of the equity at the beginning of the reporting period is deducted from minority interests.

Where the accounting policies and accounting period adopted by the subsidiaries are different from those adopted by the Company, adjustments are made to the subsidiaries’ financial statements according to the Company’s accounting policies and accounting period. Intra-group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

The unrealised profit or loss arising from the sale of assets by the Company to its subsidiaries is eliminated in full against the net profit attributed to shareholders; the unrealised profit or loss from the sale of assets by subsidiaries to the Company is eliminated according to the distribution ratio between shareholders of the parent company and minority interests. For sale of assets that occurred between subsidiaries, the unrealised gains and losses is eliminated according to the distribution ratio for its subsidiaries seller between net profit attributable to shareholders of the parent company and minority interests.

(2)	Transactions in foreign currencies and translation of financial statements in foreign currencies
Foreign currency transactions are, on initial recognition, translated into Renminbi at the spot exchange rates quoted by the People’s Bank of China (“PBOC rates”) at the transaction dates.

Foreign currency monetary items are translated at the PBOC rates at the balance sheet date. Exchange differences, except for those directly related to the acquisition, construction or production of qualified assets, are recognised as income or expenses in the income statement. Non-monetary items denominated in foreign currency measured at historical cost are not translated. Non-monetary items denominated in foreign currency that are measured at fair value are translated using the exchange rates at the date when the fair value was determined. The difference between the translated amount and the original currency amount is recognised as other comprehensive income, if it is classified as other equity instrument investments; or charged to the income statement if it is measured at fair value through profit or loss.

The assets and liabilities of foreign operation are translated into Renminbi at the spot exchange rates at the balance sheet date. The equity items, excluding “Retained earnings”, are translated into Renminbi at the spot exchange rates at the transaction dates. The income and expenses of foreign operation are translated into Renminbi at the spot exchange rates or an exchange rate that approximates the spot exchange rates on the transaction dates. The resulting exchange differences are separately presented as other comprehensive income in the balance sheet within equity. Upon disposal of a foreign operation, the cumulative amount of the exchange differences recognised in which relate to that foreign operation is transferred to profit or loss in the year in which the disposal occurs.

(3)	Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits, short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(4)	Inventories
Inventories are initially measured at cost. Cost includes the cost of purchase and processing, and other expenditures incurred in bringing the inventories to their present location and condition. The cost of inventories is mainly calculated using the weighted average method. In addition to the cost of purchase of raw material, work in progress and finished goods include direct labour and an appropriate allocation of manufacturing overhead costs.

At the balance sheet date, inventories are stated at the lower of cost and net realisable value.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs of completion and the estimated costs necessary to make the sale and relevant taxes. The net realisable value of materials held for use in the production is measured based on the net realisable value of the finished goods in which they will be incorporated. The net realisable value of the quantity of inventory held to satisfy sales or service contracts is measured based on the contract price. If the quantities held by the Group are more than the quantities of inventories specified in sales contracts, the net realisable value of the excess portion of inventories is measured based on general selling prices.

Inventories include raw materials, work in progress, semi-finished goods, finished goods and reusable materials. Reusable materials include low-value consumables, packaging materials and other materials, which can be used repeatedly but do not meet the definition of fixed assets. Reusable materials are amortised in full when received for use. The amounts of the amortisation are included in the cost of the related assets or profit or loss.

Inventories are recorded by perpetual method.

(5)	Long-term equity investments

(a)	Investment in subsidiaries
In the Company’s separate financial statements, long-term equity investments in subsidiaries are accounted for using the cost method. Except for cash dividends or profits distributions declared but not yet distributed that have been included in the price or consideration paid in obtaining the investments, the Company recognises its share of the cash dividends or profit distributions declared by the investee as investment income irrespective of whether these represent the net profit realised by the investee before or after the investment. Investments in subsidiaries are stated at cost less impairment losses (see Note 3(12)) in the balance sheet. At initial recognition, such investments are measured as follows:

The initial investment cost of a long-term equity investment obtained through a business combination involving entities under common control is the Company’s share of the carrying amount of the subsidiary’s equity at the combination date. The difference between the initial investment cost and the carrying amounts of the consideration given is adjusted to share premium in capital reserve. If the balance of the share premium is insufficient, any excess is adjusted to retained earnings.

For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost comprises the aggregate of the fair values of assets transferred, liabilities incurred or assumed, and equity securities issued by the Company, in exchange for control of the acquiree. For a long-term equity investment obtained through a business combination not involving enterprises under common control, if it is achieved in stages, the initial cost comprises the carrying value of previously-held equity investment in the acquiree immediately before the acquisition date, and the additional investment cost at the acquisition date.

An investment in a subsidiary acquired otherwise than through a business combination is initially recognised at actual purchase cost if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities, or at the value stipulated in the investment contract or agreement if an investment is contributed by investors.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(5)	Long-term equity investments (Continued)

(b)	Investment in joint ventures and associates
A joint venture is an incorporated entity over which the Group, based on legal form, contractual terms and other facts and circumstances, has joint control with the other parties to the joint venture and rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the Group and the parties sharing control.

An associate is the investee that the Group has significant influence on their financial and operating policies. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies. The Group generally considers the following circumstances in determining whether it can exercise significant influence over the investee: whether there is representative appointed to the board of directors or equivalent governing body of the investee; whether to participate in the investee’s policy-making process; whether there are significant transactions with the investees; whether there is management personnel sent to the investee; whether to provide critical technical information to the investee.

An investment in a joint ventures or an associate is accounted for using the equity method, unless the investment is classified as held for sale.

The initial cost of investment in joint ventures and associates is stated at the consideration paid except for cash dividends or profits distributions declared but unpaid at the time of acquisition and therefore included in the consideration paid should be deducted if the investment is made in cash. Under the circumstances that the long-term investment is obtained through non-monetary asset exchange, the initial cost of the investment is stated at the fair value of the assets exchanged if the transaction has commercial substance, the difference between the fair value of the assets exchanged and its carrying amount is charged to profit or loss; or stated at the carrying amount of the assets exchanged if the transaction lacks commercial substance.

The Group’s accounting treatments when adopting the equity method include:

Where the initial investment cost of a long-term equity investment exceeds the Group’s interest in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the Group’s interest in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is charged to profit or loss.

After the acquisition of the investment, the Group recognises its share of the investee’s net profits or losses and other comprehensive income as investment income or losses and other comprehensive income, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Group.

The Group recognises its share of the investee’s net profits or losses after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair values of the investee’s net identifiable assets at the time of acquisition. Under the equity accounting method, unrealised profits and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s interest in the associates or joint ventures. Unrealised losses resulting from transactions between the Group and its associates or joint ventures are fully recognised in the event that there is an evidence of impairment.

The Group discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that is in substance forms part of the Group’s net investment in the associate or the joint venture is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. However, if the Group has incurred obligations for additional losses and the conditions on recognition of provision are satisfied in accordance with the accounting standard on contingencies, the Group continues recognising the investment losses and the provision. Where net profits are subsequently made by the associate or joint venture, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

The Group adjusts the carrying amount of the long-term equity investment for changes in owners’ equity of the investee other than those arising from net profits or losses and other comprehensive income, and recognises the corresponding adjustment in capital reserve.

(c)	The impairment assessment method and provision accrual on investment
The impairment assessment and provision accrual on investments in subsidiaries, associates and joint ventures are stated in Note 3(12).

3	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(6)	Leases
A lease is a contract that a lessor transfers the right to use an identified asset for a period of time to a lessee in exchange for consideration.

(a)	As Lessee
The Group recognises a right-of-use asset at the commencement date, and recognises the lease liability at the present value of the lease payments that are not paid at that date. The lease payments include fixed payments, the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and payments of penalties for terminating the lease if the lease term reflects the Group exercising that option, etc. Variable payments that are based on a percentage of sales are not included in the lease payments, and should be recognised in profit or loss when incurred. Lease liabilities to be paid within one year (including one year) from balance sheet date is presented in non-current liabilities due within one year.

Right-of-use assets of the Group mainly comprise land. Right-of-use assets are measured at cost which comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, any initial direct costs incurred by the lessee, less any lease incentives received. The Group depreciates the right-of-use assets over the shorter of the asset’s useful life and the lease term on a straight-line basis. When the recoverable amount of a right-of-use asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount.

Payments associated with short-term leases with lease terms within 12 months and leases for which the underlying assets are individually of low value when it is new are recognised on a straight-line basis over the lease term as an expense in profit or loss or as cost of relevant assets, instead of recognising right-of-use assets and lease liabilities.

(b)	As Lessor
A lease that transfers substantially all the risks and rewards incidental to ownership of an asset is a finance lease. An operating lease is a lease other than a finance lease.

When the Group leases self-owned plants and buildings, equipment and machinery, lease income from an operating lease is recognised on a straight-line basis over the period of the lease. The Group recognises variable lease income which is based on a certain percentage of sales as rental income when occurred.

(7)	Fixed assets and construction in progress
Fixed assets represent the tangible assets held by the Group using in the production of goods, rendering of services and for operation and administrative purposes with useful life over one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(12)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(12)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(19)), and any other costs directly attributable to bringing the asset to working condition for its intended use. According to legal or contractual obligations, costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Group in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

The Group terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(7)	Fixed assets and construction in progress (Continued)
Other than oil and gas properties, the cost of fixed assets less residual value and accumulated impairment losses is depreciated using the straight-line method over their estimated useful lives, unless the fixed asset is classified as held for sale. The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated useful life	Estimated rate of residual value
Plants and buildings	12-50 years	3%
Equipment, machinery and others	4-30 years	3%

Useful lives, residual values and depreciation methods are reviewed at least each year end.

(8)	Oil and gas properties
Oil and gas properties include the mineral interests in properties, wells and related support equipment arising from oil and gas exploration and production activities.

The acquisition cost of mineral interest is capitalised as oil and gas properties. Costs of development wells and related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to profit or loss in the year as incurred.

The Group estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

(9)	Intangible assets
Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(12)). For an intangible asset with finite useful life, its cost less estimated residual value and accumulated impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale.

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the year over which the asset is expected to generate economic benefits for the Group.

Useful lives and amortisation methods are reviewed at least each year end.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(10)	Goodwill
The initial cost of goodwill represents the excess of cost of acquisition over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under the business combination involving entities not under common control.

Goodwill is not amortised and is stated at cost less accumulated impairment losses (see Note 3(12)). On disposal of an asset group or a set of asset groups, any attributable amount of purchased goodwill is written off and included in the calculation of the profit or loss on disposal.

(11)	Financial Instruments
Financial instruments, refer to the contracts that form one party’s financial assets and form the financial liabilities or equity instruments of the other party. The Group recognises a financial asset or a financial liability when the Group enters into and becomes a party to the underlining contract of the financial instrument.

(a)	Financial assets

(i)	Classification and measurement
The Group classifies financial assets into different categories depending on the business model for managing the financial assets and the contractual terms of cash flows of the financial assets: (1) financial assets measured at amortised cost, (2) financial assets measured at fair value through other comprehensive income, (3) financial assets measured at fair value through profit or loss. A contractual cash flow characteristic which could have only a de minimis effect, or could have an effect that is more than de minimis but is not genuine, does not affect the classification of the financial asset.

Financial assets are initially recognised at fair value. For financial assets measured at fair value through profit or loss, the relevant transaction costs are recognised in profit or loss. The transaction costs for other financial assets are included in the initially recognised amount. However, accounts receivable arising from sales of goods or rendering services, without significant financing component, are initially recognised based on the transaction price expected to be entitled by the Group.

Debt instruments

The debt instruments held by the Group refer to the instruments that meet the definition of financial liabilities from the perspective of the issuer, and are measured in the following ways:

–	Measured at amortised cost:

The business model for managing such financial assets by the Group are held for collection of contractual cash flows. The contractual cash flow characteristics are to give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is recognised using the effective interest rate method. The financial assets include cash at bank and on hand and receivables.

–	Measured at fair value through other comprehensive income:

The business model for managing such financial assets by the Group are held for collection of contractual cash flows and for selling the financial assets, the contractual cash flow characteristics of such financial assets are consistent with the basic lending arrangements. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment gains or losses, foreign exchange gains and losses and interest income calculated using the effective interest rate method, which are recognised in profit or loss. The financial assets include receivables financing.

Equity instruments

Equity instruments that the Group has no power to control, jointly control or exercise significant influence over, are measured at fair value through profit or loss and presented as financial assets held for trading.

In addition, the Group designates some equity instruments that are not held for trading as financial assets at fair value through other comprehensive income, and presented in other equity instrument investments. The relevant dividends of these financial assets are recognised in profit or loss. When derecognised, the cumulative gain or loss previously recognised in other comprehensive income is transferred to retained earnings.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments (Continued)

(a)	Financial assets (Continued)

(ii)	Impairment
The Group recognises a loss allowance for expected credit losses on financial assets measured at amortised cost and receivables financing measured at fair value through other comprehensive income.

The Group measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions.

The Group measures the expected credit losses of financial instruments on different stages at each balance sheet date. For financial instruments that have no significant increase in credit risk since the initial recognition, on first stage, the Group measures the loss allowance at an amount equal to 12-month expected credit losses. If there has been a significant increase in credit risk since the initial recognition of a financial instrument but credit impairment has not occurred, on second stage, the Group recognises a loss allowance at an amount equal to lifetime expected credit losses. If credit impairment has occurred since the initial recognition of a financial instrument, on third stage, the Group recognises a loss allowance at an amount equal to lifetime expected credit losses.

For financial instruments that have low credit risk at the balance sheet date, the Group assumes that there is no significant increase in credit risk since the initial recognition, and measures the loss allowance at an amount equal to 12-month expected credit losses.

For financial instruments on the first stage and the second stage, and that have low credit risk, the Group calculates interest income according to carrying amount without deducting the impairment allowance and effective interest rate. For financial instruments on the third stage, interest income is calculated according to the carrying amount minus amortised cost after the provision of impairment allowance and effective interest rate.

For accounts receivable and receivables financing related to revenue, the Group measures the loss allowance at an amount equal to lifetime expected credit.

The Group recognises the loss allowance accrued or written back in profit or loss.

(iii)	Derecognition
The Group derecognises a financial asset when a) the contractual right to receive cash flows from the financial asset expires; b) the Group transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset; c) the financial assets have been transferred and the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, but the Group has not retained control.

On derecognition of other equity instrument investments, the difference between the carrying amounts and the sum of the consideration received and any cumulative gain or loss previously recognised in other comprehensive income, is recognised in retained earnings. While on derecognition of other financial assets, this difference is recognised in profit or loss.

(b)	Financial liabilities
The Group, at initial recognition, classifies financial liabilities as either financial liabilities subsequently measured at amortised cost or financial liabilities at fair value through profit or loss.

The Group’s financial liabilities are mainly financial liabilities measured at amortised cost, including bills payable, accounts payable, other payables, loans and debentures payable, etc. These financial liabilities are initially measured at the amount of their fair value after deducting transaction costs and use the effective interest rate method for subsequent measurement.

Where the present obligations of financial liabilities are completely or partially discharged, the Group derecognises these financial liabilities or discharged parts of obligations. The differences between the carrying amounts and the consideration received are recognised in profit or loss.

(c)	Determination of fair value
If there is an active market for financial instruments, the quoted price in the active market is used to measure fair values of the financial instruments. If no active market exists for financial instruments, valuation techniques are used to measure fair values. In valuation, the Group adopts valuation techniques that are applicable in the current situation and have sufficient available data and other information to support it, and selects input values that are consistent with the asset or liability characteristics considered by market participants in the transaction of relevant assets or liabilities, and gives priority to relevant observable input values. Use of unobservable input values where relevant observable input values cannot be obtained or are not practicable.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments (Continued)

(d)	Derivative financial instruments and hedge accounting
Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss, except where the derivatives qualify for hedge accounting.

Hedge accounting is a method which recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item in the same accounting period, to represent the effect of risk management activities.

Hedged items are the items that expose the Group to risks of changes in future cash flows and that are designated as being hedged and that must be reliably measurable. The Group’s hedged items include a forecast transaction that is settled with an undetermined future market price and exposes the Group to risk of variability in cash flows, etc.

A hedging instrument is a designated derivative whose changes in fair value or cash flows are expected to offset changes in the fair value or cash flows of the hedged item.

The hedging relationship meets all of the following hedge effectiveness requirements:

(1)	There is an economic relationship between the hedged item and the hedging instrument, which share a risk and that gives rise to opposite changes in fair value that tend to offset each other.

(2)	The effect of credit risk does not dominate the value changes that result from that economic relationship.

(3)
The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item. However, that designation shall not reflect an imbalance between the weightings of the hedged item and the hedging instrument.

–	Cash flow hedges

Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, a recognised asset or liability (such as all or some future interest payments on variable-rate debt) or a highly probable forecast transaction, and could affect profit or loss. As long as a cash flow hedge meets the qualifying criteria for hedge accounting, the hedging relationship shall be accounted for as follows. The amount of the cash flow hedge reserve is adjusted to the lower of the following (in absolute amounts):

–	The cumulative gain or loss on the hedging instrument from inception of the hedge;

–	The cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge.

The gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in other comprehensive income.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

If a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or a hedged forecast transaction for a non-financial asset or a non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the entity shall remove that amount from the cash flow hedge reserve and include it directly in the initial cost or other carrying amount of the asset or the liability. This is not a reclassification adjustment and hence it does not affect other comprehensive income.

For cash flow hedges, other than those covered by the preceding two policy statements, that amount shall be reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment in the same period or periods during which the hedged expected future cash flows affect profit or loss.

If the amount that has been accumulated in the cash flow hedge reserve is a loss and the Group expects that all or a portion of that loss will not be recovered in one or more future periods, the Group immediately reclassify the amount that is not expected to be recovered into profit or loss.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments (Continued)

(d)	Derivative financial instruments and hedge accounting (Continued)

–	Cash flow hedges (Continued)

When the hedging relationship no longer meets the risk management objective on the basis of which it qualified for hedge accounting (i.e. the entity no longer pursues that risk management objective), or when a hedging instrument expires or is sold, terminated, exercised, or there is no longer an economic relationship between the hedged item and the hedging instrument or the effect of credit risk starts to dominate the value changes that result from that economic relationship or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve and shall be accounted for as cash flow hedges. If the hedged future cash flows are no longer expected to occur, that amount shall be immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment. A hedged future cash flow that is no longer highly probable to occur may still be expected to occur, if the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve and shall be accounted for as cash flow hedges.

–	Fair value hedges

A fair value hedge is a hedge of the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment, or a portion of such an asset, liability or firm commitment.

The gain or loss from remeasuring the hedging instrument is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the recognised hedged item not measured at fair value and is recognised in profit or loss.

Any adjustment to the carrying amount of a hedged item is amortised to profit or loss if the hedged item is a financial instrument (or a component thereof) measured at amortised cost. The amortisation is based on a recalculated effective interest rate at the date that amortisation begins.

(12)	Impairment of other non-financial long-term assets
Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets, including fixed assets, construction in progress, right-of-use assets, goodwill, intangible assets, long-term deferred expenses and investments in subsidiaries, associates and joint ventures may be impaired.

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The recoverable amounts of goodwill and intangible assets with uncertain useful lives are estimated annually no matter there are any indications of impairment. Goodwill is tested for impairment together with related asset units or groups of asset units.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Group primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the asset’s remaining useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in profit or loss. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset unit or a set of asset units first reduce the carrying amount of any goodwill allocated to the asset unit or set of asset units, and then reduce the carrying amount of the other assets in the asset unit or set of asset units on a pro rata basis. However, the carrying amount of an impaired asset will not be reduced below the highest of its individual fair value less costs to sell (if determinable), the present value of expected future cash flows (if determinable) and zero.

Impairment losses for assets are not reversed.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(13)	Long-term deferred expenses
Long-term deferred expenses are amortised on a straight-line basis over their beneficial periods.

(14)	Employee benefits
Employee benefits are all forms of considerations and compensation given in exchange for services rendered by employees, including short term compensation, post-employment benefits, termination benefits and other long term employee benefits.

(a)	Short term compensation
Short term compensation includes salaries, bonuses, allowances and subsidies, employee benefits, medical insurance premiums, work-related injury insurance premium, maternity insurance premium, contributions to housing fund, unions and education fund and short-term absence with payment etc. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the short term compensation actually incurred as a liability and charge to the cost of an asset or to profit or loss in the same period, and non-monetary benefits are valued with the fair value.

(b)	Post-employment benefits
The Group classifies post-employment benefits into either Defined Contribution Plan (DC plan) or Defined Benefit Plan (DB plan). DC plan means the Group only contributes a fixed amount to an independent fund and no longer bears other payment obligation; DB plan is post-employment benefits other than DC plan. In this reporting period, the post-employment benefits of the Group primarily comprise basic pension insurance and unemployment insurance and both of them are DC plans.

Basic pension insurance

Employees of the Group participate in the social insurance system established and managed by local labor and social security department. The Group makes basic pension insurance to the local social insurance agencies every month, at the applicable benchmarks and rates stipulated by the government for the benefits of its employees. After the employees retire, the local labor and social security department has obligations to pay them the basic pension. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the accrued amount according to the above social security provisions as a liability and charge to the cost of an asset or to profit or loss in the same period.

(c)	Termination benefits
When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss under the conditions of both the Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly; and the Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

(15)	Income tax
Current tax and deferred tax are recognised in profit or loss except to the extent that they relate to business combinations and items recognised directly in equity (including other comprehensive income).

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the year, plus any adjustment to tax payable in respect of previous years.

At the balance sheet date, current tax assets and liabilities are offset if the Group has a legally enforceable right to set them off and also intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are recognised based on deductible temporary differences and taxable temporary differences respectively. Temporary difference is the difference between the carrying amounts of assets and liabilities and their tax bases. Unused tax losses and unused tax credits able to be utilised in subsequent years are treated as temporary differences. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available to offset the deductible temporary differences.

Temporary differences arise in a transaction, which is not a business combination, and at the time of transaction, does not affect accounting profit or taxable profit (or unused tax losses), will not result in deferred tax. Temporary differences arising from the initial recognition of goodwill will not result in deferred tax.

At the balance sheet date, the amounts of deferred tax recognised is measured based on the expected manner of recovery or settlement of the carrying amount of the assets and liabilities, using tax rates that are expected to be applied in the period when the asset is recovered or the liability is settled in accordance with tax laws.

The carrying amount of deferred tax assets is reviewed at each balance sheet date. If it is unlikely to obtain sufficient taxable income to offset against the benefit of deferred tax asset, the carrying amount of the deferred tax assets is written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(15)	Income tax (Continued)
At the balance sheet date, deferred tax assets and liabilities are offset if all the following conditions are met:

–	the taxable entity has a legally enforceable right to offset current tax assets and current tax liabilities; and

–	they relate to income taxes levied by the same tax authority on either:

–	the same taxable entity; or

–
different taxable entities which either to intend to settle the current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(16)	Provisions
Provisions are recognised when the Group has a present obligation as a result of a contingent event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest costs, is reflected as an adjustment to the provision of oil and gas properties.

(17)	Revenue recognition
Revenue arises in the course of the Group’s ordinary activities, and increases in economic benefits in the form of inflows that result in an increase in equity, other than those relating to contributions from equity participants.

The Group sells crude oil, natural gas, petroleum and chemical products, etc. Revenue is recognised according to the expected consideration amount, when a customer obtains control over the relevant goods or services. To determine whether a customer obtains control of a promised asset, the Group shall consider indicators of the transfer of control, which include, but are not limited to, the Group has a present right to payment for the asset; the Group has transferred physical possession of the asset to the customer; the customer has the significant risks and rewards of ownership of the asset; the customer has accepted the asset.

Sales of goods

Sales are recognised when control of the goods have transferred, being when the products are delivered to the customer. Advance from customers but goods not yet delivered is recorded as contract liabilities and is recognised as revenues when a customer obtains control over the relevant goods.

(18)	Government grants
Government grants are the gratuitous monetary assets or non-monetary assets that the Group receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve” are dealt with as capital contributions, and not regarded as government grants.

Government grants are recognised when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on the amount received or receivable, whereas non-monetary assets are measured at fair value.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in profit or loss over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

(19)	Borrowing costs
Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets in the capitalisable period.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

(20)	Repairs and maintenance expenses
Repairs and maintenance (including overhauling expenses) expenses are recognised in profit or loss when incurred.

(21)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations is expensed as incurred. Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reliably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(22)	Research and development costs
Research costs and development costs that cannot meet the capitalisation criteria are recognised in profit or loss when incurred.

(23)	Dividends
Dividends and distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements. Dividends are recognised as a liability in the period in which they are declared.

(24)	Related parties
If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control, joint control from another party, they are considered to be related parties, except for the two parties significantly influenced by a party. Related parties may be individuals or enterprises. Where enterprises are subject to state control but are otherwise unrelated, they are not related parties. Related parties of the Group and the Company include, but not limited to:

(a)	the holding company of the Company;

(b)	the subsidiaries of the Company;

(c)	the parties that are subject to common control with the Company;

(d)	investors that have joint control or exercise significant influence over the Group;

(e)	enterprises or individuals if a party has control, joint control over both the enterprises or individuals and the Group;

(f)	joint ventures of the Group, including subsidiaries of the joint ventures;

(g)	associates of the Group, including subsidiaries of the associates;

(h)	principle individual investors of the Group and close family members of such individuals;

(i)	key management personnel of the Group, and close family members of such individuals;

(j)	key management personnel of the Company’s holding company;

(k)	close family members of key management personnel of the Company’s holding company; and

(l)	an entity which is under control, joint control of principle individual investor, key management personnel or close family members of such individuals.

(m)	the Company and the Joint ventures or associates of other members of the Company’s holding company (including the holding company and the subsidiaries);and

(n)	joint ventures of the Company and other joint ventures or associates of the Company.

In addition to the related parties stated above, the Company determines related parties based on the disclosure requirements of Administrative Procedures on the Information Disclosures of Listed Companies issued by the CSRC.

(25)	Segment reporting
Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organisation, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

•	engage in business activities from which it may earn revenues and incur expenses;

•	whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance; and

•	for which financial information regarding financial position, results of operations and cash flows are available.

Inter-segment revenues are measured on the basis of actual transaction price for such transactions for segment reporting, and segment accounting policies are consistent with those for the consolidated financial statements.

4	TAXATION

Major types of tax applicable to the Group are income tax, consumption tax, resources tax, value-added tax, city construction tax, education surcharge and local education surcharge.

Type of taxes	Tax rate	Tax basis and method

Value Added Tax (the “VAT”)	13%, 9%, 6%	Based on taxable value added amount. Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less current period’s deductible VAT input.
Resource Tax	6%	Based on the revenue from sales of crude oil and natural gas.
Consumption Tax
RMB2,109.76 per tonnage for Gasoline, RMB1,411.20 per tonnage for Diesel, RMB2,105.20 per tonnage for Naphtha, RMB1,948.64 per tonnage for Solvent oil, RMB1,711.52 per tonnage for Lubricant oil, RMB1,218.00 per tonnage for Fuel oil, and RMB1,495.20 per tonnage for Jet fuel oil.
		Based on quantities
Corporate Income Tax	5% to 50%	Based on taxable income.
Crude Oil Special Gain Levy	20% to 40%	Based on the sales of domestic crude oil at prices higher than a specific level.
City Maintenance and Construction Tax	1%, 5% or 7%	Based on the actual paid VAT and consumption tax.
Education surcharges	3%	Based on the actual paid VAT and consumption tax.
Local Education surcharges	2%	Based on the actual paid VAT and consumption tax.

5	CASH AT BANK AND ON HAND

The Group

	At 30 June 2021			At 31 December 2020
	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Cash on hand
Renminbi			1			8
Cash at bank
Renminbi			123,868			120,542
US Dollar	1,494	6.4601	9,653	1,054	6.5249	6,875
Hong Kong Dollar	3,214	0.8321	2,674	1,377	0.8416	1,159
EUR	1	7.6862	10	1	8.0250	8
Others			126			2,403
			136,332			130,995
Deposits at related parities
Renminbi			17,969			23,737
US Dollar	5,371	6.4601	34,706	4,443	6.5249	28,993
EUR	57	7.6862	441	49	8.0250	394
Others			1,034			293
			54,150			53,417
Total			190,482			184,412

Deposits at related parties represent deposits placed at Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited. Deposits interest is calculated based on market rate.

At 30 June 2021, time deposits with financial institutions of the Group amounted to RMB112,368 million (31 December 2020: RMB96,853 million).

6	FINANCIAL ASSETS HELD FOR TRADING

	At 30 June	At 31 December
	2021	2020
	RMB million	RMB million

Structured deposits	3,988	–
Equity investments, listed and at quoted market price	–	1
Total	3,988	1

The financial assets for trading are primarily the structured deposits with financial institutions, which are expected to be expired within 12 months.

7	DERIVATIVE FINANCIAL ASSETS AND DERIVATIVE FINANCIAL LIABILITIES

Derivative financial assets and derivative financial liabilities of the Group are primarily commodity futures and swaps contracts. See Note 63.

8	ACCOUNTS RECEIVABLE

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2021	2020	2021	2020
	RMB million	RMB million	RMB million	RMB million

Accounts receivable	75,614	39,447	26,158	21,871
Less: Allowance for doubtful accounts	3,771	3,860	98	108
Total	71,843	35,587	26,060	21,763

Ageing analysis on accounts receivable is as follows:

	The Group
	At 30 June2021				At 31 December 2020
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		to total		to accounts		to total		to accounts
	Amount	accounts	Allowance	receivable	Amount	accounts	Allowance	receivable
	RMB	receivable	RMB	balance	RMB	receivable	RMB	balance
	million	%	million	%	million	%	million	%
Within one year	70,642	93.4	2	–	34,626	87.8	117	0.3
Between one and two years	4,220	5.6	3,186	75.5	4,062	10.3	3,131	77.1
Between two and three years	182	0.2	82	45.1	149	0.4	85	57.0
Over three years	570	0.8	501	87.9	610	1.5	527	86.4
Total	75,614	100.0	3,771		39,447	100.0	3,860

	The Company
	At 30 June 2021				At 31 December 2020
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		to total		to accounts		to total		to accounts
	Amount	accounts	Allowance	receivable	Amount	accounts	Allowance	receivable
	RMB	receivable	RMB	balance	RMB	receivable	RMB	balance
	million	%	million	%	million	%	million	%

Within one year	25,814	98.7	–	–	21,647	99.0	1	–
Between one and two years	221	0.8	12	5.4	76	0.3	7	9.2
Between two and three years	30	0.1	2	6.7	49	0.2	13	26.5
Over three years	93	0.4	84	90.3	99	0.5	87	87.9
Total	26,158	100.0	98		21,871	100.0	108

At 30 June 2021 and 31 December 2020, the total amounts of the top five accounts receivable of the Group are set out below:

	At 30 June	At 31 December
	2021	2020
Total amount (RMB million)	19,515	15,628
Percentage to the total balance of accounts receivable	25.8%	39.6%
Allowance for doubtful accounts	–	2,057

Sales are generally on cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from China Petrochemical Corporation (“Sinopec Group Company”) and fellow subsidiaries are repayable under the same terms.

Accounts receivable (net of allowance for doubtful accounts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default. Information about the impairment of accounts receivable and the Group exposure to credit risk can be found in Note 63.

During for the six-month periods ended 30 June 2021 and 2020, the Group and the Company had no individually significant accounts receivable been fully or substantially provided allowance for doubtful accounts.

During for the six-month periods ended 30 June 2021 and 2020, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

9	RECEIVABLES FINANCING

Receivables financing represents mainly the bills of acceptance issued by banks for sales of goods and products, The business model of receivables financing is to collect contract cash flow and sell it.

At 30 June 2021, the Group’s derecognised but outstanding bills due to endorsement or discount amounted to RMB23,177 million (31 December 2020: RMB25,740 million).

At 30 June 2021, the Group considers that its bills of acceptance issued by banks do not pose a significant credit risk and will not cause any significant loss due to the default of drawers.

10	PREPAYMENTS

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2021	2020	2021	2020
	RMB million	RMB million	RMB million	RMB million

Prepayments	8,385	4,939	4,600	2,637
Less: Allowance for doubtful accounts	68	77	12	11
Total	8,317	4,862	4,588	2,626

Ageing analysis of prepayments is as follows:

	The Group
	At 30 June 2021				At 31 December 2020
				Percentage of				Percentage of
		Percentage		allowance to		Percentage		allowance to
	Amount	to total	Allowance	prepayments	Amount	to total	Allowance	prepayments
	RMB	prepayments	RMB	balance	RMB	prepayments	RMB	balance
	million	%	million	%	million	%	million	%

Within one year	7,450	88.8	–	–	4,440	89.9	–	–
Between one and two years	558	6.7	6	1.1	267	5.4	20	7.5
Between two and three years	203	2.4	10	4.9	142	2.9	8	5.6
Over three years	174	2.1	52	29.9	90	1.8	49	54.4
Total	8,385	100.0	68		4,939	100.0	77

	The Company
	At 30 June 2021				At 31 December 2020
				Percentage of				Percentage of
		Percentage		allowance to		Percentage		allowance to
	Amount	to total	Allowance	prepayments	Amount	to total	Allowance	prepayments
	RMB	prepayments	RMB	balance	RMB	prepayments	RMB	balance
	million	%	million	%	million	%	million	%

Within one year	4,058	88.2	–	–	2,337	88.6	–	–
Between one and two years	398	8.7	6	1.5	159	6.0	7	4.4
Between two and three years	43	0.9	3	7.0	39	1.5	–	–
Over three years	101	2.2	3	3.0	102	3.9	4	3.9
Total	4,600	100.0	12		2,637	100.0	11

At 30 June 2021 and 31 December 2020, the total amounts of the top five prepayments of the Group are set out below:

	At 30 June	At 31 December
	2021	2020

Total amount (RMB million)	2,134	1,131
Percentage to the total balance of prepayments	25.5%	22.9%

11	OTHER RECEIVABLES

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2021	2020	2021	2020
	RMB million	RMB million	RMB million	RMB million

Other receivables	30,116	35,133	40,406	38,835
Less: Allowance for doubtful accounts	1,511	1,531	899	897
Total	28,605	33,602	39,507	37,938

Ageing analysis of other receivables is as follows:

	The Group
	At 30 June 2021				At 31 December 2020
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		to total		to other		to total		to other
	Amount	other	Allowance	receivables	Amount	other	Allowance	receivables
	RMB	receivables	RMB	balance	RMB	receivables	RMB	balance
	million	%	million	%	million	%	million	%

Within one year	18,906	62.8	51	0.3	23,888	68.1	51	0.2
Between one and two years	8,565	28.4	179	2.1	8,513	24.2	196	2.3
Between two and three years	1,021	3.4	48	4.7	1,169	3.3	84	7.2
Over three years	1,624	5.4	1,233	75.9	1,563	4.4	1,200	76.8
Total	30,116	100.0	1,511		35,133	100.0	1,531

	The Company
	At 30 June 2021				At 31 December 2020
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		to total		to other		to total		to other
	Amount	other	Allowance	receivables	Amount	other	Allowance	receivables
	RMB	receivables	RMB	balance	RMB	receivables	RMB	balance
	million	%	million	%	million	%	million	%

Within one year	24,031	59.5	–	–	21,378	55.0	–	–
Between one and two years	1,171	2.9	1	0.1	2,123	5.5	1	–
Between two and three years	1,729	4.3	2	0.1	1,618	4.2	5	0.3
Over three years	13,475	33.3	896	6.6	13,716	35.3	891	6.5
Total	40,406	100.0	899		38,835	100.0	897

At 30 June 2021 and at 31 December 2020, the total amounts of the top five other receivables of the Group are set out below:

	At 30 June	At 31 December
	2021	2020

Total amount (RMB million)	25,576	22,581
Ageing	Within one year, between one and two years, between two and three years and over three years	Within one year, between one and two years, between two and three years and over three years
Percentage to the total balance of other receivables	84.9%	64.3%
Allowance for doubtful accounts	73	–

During the six-month periods ended 30 June 2021 and 2020, the Group and the Company had no individually significant other receivables been fully or substantially provided allowance for doubtful accounts.

During the six-month periods ended 30 June 2021 and 2020, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

12	INVENTORIES

The Group

	At 30 June	At 31 December
	2021	2020
	RMB million	RMB million

Raw materials	88,869	60,155
Work in progress	13,972	13,053
Finished goods	96,164	78,415
Spare parts and consumables	3,601	3,372
	202,606	154,995
Less: Provision for diminution in value of inventories	3,372	3,100
Total	199,234	151,895

During the six-month period ended 30 June 2021, the provision for diminution in value of inventories of the Group was primarily due to the costs of raw materials were higher than net realisable value.

13	LONG-TERM EQUITY INVESTMENTS

The Group

			Provision for
	Investments in	Investments	impairment
	joint ventures	in associates	losses	Total
	RMB million	RMB million	RMB million	RMB million

Balance at 1 January 2021	55,018	136,872	(3,548)	188,342
Additions for the period	2,638	659	–	3,297
Share of profits less losses under the equity method	5,151	5,982	–	11,133
Change of other comprehensive income under the equity method	(29)	150	–	121
Other equity movements under the equity method	6	19	–	25
Dividends declared	(996)	(2,239)	–	(3,235)
Disposals for the period	(29)	(8)	–	(37)
Foreign currency translation differences	(141)	(84)	19	(206)
Other movements	–	247	–	247
Movement of provision for impairment	–	–	(35)	(35)
Balance at 30 June 2021	61,618	141,598	(3,564)	199,652

The Company

	Investments in subsidiaries	Investments in joint ventures	Investments in associates	Provision for impairment losses	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 1 January 2021	266,939	14,762	69,540	(7,886)	343,355
Additions for the period	77	673	63	–	813
Share of profits less losses under the equity method	–	2,377	1,989	–	4,366
Change of other comprehensive income under the equity method	–	2	16	–	18
Other equity movements under the equity method	–	4	25	–	29
Dividends declared	–	(352)	(81)	–	(433)
Disposals for the period	(72)	–	–	–	(72)
Other movements	–	–	198	–	198
Movement of provision for impairment	–	–	–	(41)	(41)
Balance at 30 June 2021	266,944	17,466	71,750	(7,927)	348,233

For the six-month period ended 30 June 2021, the Group and the Company had no individually significant long-term investment impairment.

Details of the Company’s principal subsidiaries are set out in Note 58.

13	LONG-TERM EQUITY INVESTMENTS (Continued)

Principal joint ventures and associates of the Group are as follows:

(a)	Principal joint ventures and associates

Name of investees	Principal place of business	Register location	Legal representative	Principal activities	Registered Capital RMB million	Percentage of equity/voting right directly or indirectly held by the Company

1. Joint ventures
Fujian Refining & Petrochemical Company Limited (“FREP”)	PRC	PRC	Gu Yuefeng	Manufacturing refining oil products	14,758	50.00%
BASF-YPC Company Limited (“BASF-YPC”)	PRC	PRC	Gu Yuefeng	Manufacturing and distribution of petrochemical products	12,704	40.00%
Taihu Limited (“Taihu”)	Russia	Cyprus	NA	Crude oil and natural gas extraction	25,000 USD	49.00%
Yanbu Aramco Sinopec Refining Company Ltd. (“YASREF”)	Saudi Arabia	Saudi Arabia	NA	Petroleum refining and processing	1,560 million USD	37.50%
Sinopec SABIC Tianjin Petrochemical Company Limited (“Sinopec SABIC Tianjin”)	PRC	PRC	AHMED AL-SHAIKH	Manufacturing and distribution of petrochemical products	10,520	50.00%
2. Associates
National Petroleum Pipe Network Group Co., Ltd. (“National Pipe Network Group”) (i)	PRC	PRC	Zhang Wei	Operation of natural gas pipelines and auxiliary facilities	500,000	14.00%
Sinopec Finance Company Limited (“Sinopec Finance”)	PRC	PRC	Jiang Yongfu	Provision of non-banking financial services	18,000	49.00%
PAO SIBUR Holding (“SIBUR”) (i)	Russia	Russia	NA	Processing natural gas and manufacturing petrochemical products	21,784 million RUB	10.00%
Zhongtian Synergetic Energy Company Limited (“Zhongtian Synergetic Energy”)	PRC	PRC	Peng Yi	Mining coal and manufacturing of coal-chemical products	17,516	38.75%
Caspian Investments Resources Ltd. (“CIR”)	Kazakhstan	The Republic of British Virgin Islands	NA	Crude oil and natural gas extraction	10.002 USD	50.00%

Except that SIBUR is a public joint stock company, other joint ventures and associates above are limited companies.

(b)	Major financial information of principal joint ventures
Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal joint ventures:

	FREP		BASF-YPC		Taihu		YASREF		Sinopec SABIC Tianjin
	At 30	At 31	At 30	At 31	At 30	At 31	At 30	At 31	At 30	At 31
	June	December	June	December	June	December	June	December	June	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets
Cash and cash equivalents	6,702	7,448	2,645	1,838	1,279	1,280	979	1,408	6,172	5,259
Other current assets	10,459	7,492	6,439	4,777	1,527	1,223	10,453	7,516	3,660	2,665
Total current assets	17,161	14,940	9,084	6,615	2,806	2,503	11,432	8,924	9,832	7,924
Non-current assets	14,348	15,237	9,538	9,993	13,233	12,531	44,475	45,413	18,230	18,258
Current liabilities
Current financial liabilities	(1,240)	(1,203)	(20)	(456)	(37)	(38)	(9,028)	(9,520)	(607)	(998)
Other current liabilities	(4,949)	(5,147)	(2,512)	(2,190)	(1,641)	(1,043)	(11,628)	(8,644)	(4,264)	(3,052)
Total current liabilities	(6,189)	(6,350)	(2,532)	(2,646)	(1,678)	(1,081)	(20,656)	(18,164)	(4,871)	(4,050)
Non-current liabilities
Non-current financial liabilities	(8,148)	(8,761)	–	–	(94)	(85)	(30,086)	(29,650)	(7,915)	(6,773)
Other non-current liabilities	(241)	(235)	(35)	(42)	(1,488)	(2,017)	(1,785)	(2,008)	(377)	(378)
Total non-current liabilities	(8,389)	(8,996)	(35)	(42)	(1,582)	(2,102)	(31,871)	(31,658)	(8,292)	(7,151)
Net assets	16,931	14,831	16,055	13,920	12,779	11,851	3,380	4,515	14,899	14,981
Net assets attributable to shareholders of the Company	16,931	14,831	16,055	13,920	12,335	11,439	3,380	4,515	14,899	14,981
Net assets attributable to minority interests		–	–	–	444	412	–	–	–	–
Share of net assets from joint ventures	8,466	7,416	6,422	5,568	6,044	5,605	–	–	7,450	7,491
Carrying Amounts	8,466	7,416	6,422	5,568	6,044	5,605	–	–	7,450	7,491

13	LONG-TERM EQUITY INVESTMENTS (Continued)

(b)	Major financial information of principal joint ventures (Continued)

Summarised income statement

Six-month period ended 30 June	FREP		BASF-YPC		Taihu		YASREF		Sinopec SABIC Tianjin
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Revenue	22,263	18,852	12,776	6,195	6,847	4,426	28,009	15,977	11,645	6,168
Interest income	73	53	17	15	193	188	2	16	103	95
Interest expense	(210)	(278)	(3)	(8)	(42)	(126)	(484)	(626)	(46)	(66)
Profit/(Loss) before taxation	2,472	(1,625)	3,968	(538)	1,250	690	(1,829)	(2,437)	1,295	(132)
Tax expense	(618)	429	(991)	132	(246)	(185)	302	371	(377)	(6)
Profit/(Loss) for the period	1,854	(1,196)	2,977	(406)	1,004	505	(1,527)	(2,066)	918	(138)
Other comprehensive income	–	–	–	–	(352)	(1,019)	392	(15)	–	–
Total comprehensive income	1,854	(1,196)	2,977	(406)	652	(514)	(1,135)	(2,081)	918	(138)
Dividends from joint ventures	–	300	336	461	–	–	–	–	500	–
Share of net profit/(loss) from joint ventures	927	(598)	1,191	(162)	492	239	–	(775)	459	(69)
Share of other comprehensive income from joint ventures (ii)	–	–	–	–	(172)	(482)	–	(6)	–	–

The share of profit and other comprehensive income for the six-month period ended 30 June 2021 in all individually immaterial joint ventures accounted for using equity method in aggregate was RMB2,082 million (six-month period ended 30 June 2021: loss RMB236 million) and RMB143 million (six-month period ended 30 June 2020: loss RMB401 million) respectively. As at 30 June 2021, the carrying amount of all individually immaterial joint ventures accounted for using equity method in aggregate was RMB33,236 million (31 December 2020: RMB26,099 million).

(c)	Major financial information of principal associates
Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal associates:

	Pipe China		Sinopec Finance		SIBUR		Zhongtian Synergetic Energy		CIR
	At 30	At 31	At 30	At 31	At 30	At 31	At 30	At 31	At 30	At 31
	June	December	June	December	June	December	June	December	June	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Current assets	73,128	74,012	179,610	175,139	39,080	30,678	3,554	3,721	1,124	2,402
Non-current assets	729,413	655,982	52,889	53,008	138,264	147,140	51,368	53,124	756	903
Current liabilities	(69,132)	(55,562)	(201,059)	(197,872)	(33,213)	(31,157)	(8,491)	(8,315)	(722)	(699)
Non-current liabilities	(131,266)	(104,150)	(552)	(514)	(49,565)	(58,941)	(24,065)	(28,422)	(259)	(286)
Net assets	602,143	570,282	30,888	29,761	94,566	87,720	22,366	20,108	899	2,320
Net assets attributable to shareholders of the Company	517,329	505,336	30,888	29,761	93,300	87,280	22,366	20,108	899	2,320
Net assets attributable to minority interests	84,814	64,946	–	–	1,266	440	–	–	–	–
Share of net assets from associates	72,426	70,747	15,135	14,583	9,330	8,728	8,667	7,792	450	1,160
Carrying Amounts	72,426	70,747	15,135	14,583	9,330	8,728	8,667	7,792	450	1,160

Summarised income statement

Six-month period ended 30 June	Pipe China	Sinopec Finance		SIBUR		Zhongtian Synergetic Energy		CIR
	2021	2021	2020	2021	2020	2021	2020	2021	2020
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Revenue	48,917	2,514	2,332	32,583	23,726	8,619	4,820	878	607
Profit/(loss) for the period	15,036	1,093	1,065	8,329	(2,681)	2,074	(525)	218	(43)
Other comprehensive income	–	34	(191)	1,057	(7,250)	–	–	(22)	198
Total comprehensive income	15,036	1,127	874	9,386	(9,931)	2,074	(525)	196	155
Dividends declared by associates	–	–	–	254	177	–	–	815	–
Share of net profit/(loss) from associates	1,625	536	522	531	(291)	804	(203)	109	(22)
Share of other comprehensive (loss)/ income from associates (ii)	–	17	(94)	113	(802)	–	–	(11)	99

13	LONG-TERM EQUITY INVESTMENTS (Continued)

(c)	Major financial information of principal associates (Continued)

Summarised income statement (Continued)

The share of profit and other comprehensive loss for the six-month period ended 30 June 2021 in all individually immaterial associates accounted for using equity method in aggregate was RMB2,377 million (six-month period ended 30 June 2020: RMB1,603 million) and RMB31 million (six-month period ended 30 June 2020: RMB95 million) respectively. As at 30 June 2021, the carrying amount of all individually immaterial associates accounted for using equity method in aggregate was RMB35,590 million (31 December 2020: RMB33,153 million).

Note:

(i)	Sinopec is able to exercise significant influence in National Pipe Network Group and SIBUR since Sinopec has a member in National Pipe Network Group and SIBUR’s Board of Director.

(ii)	Including foreign currency translation differences.

14	FIXED ASSETS

The Group

	At 30 June	At 31 December
	2021	2020
	RMB million	RMB million

Fixed assets (a)	580,689	589,247
Fixed assets pending for disposal	157	38
Total	580,846	589,285

(a)	Fixed assets

		Oil	Equipment,
	Plants and	and gas	machinery
	buildings	properties	and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2021	136,445	757,592	986,094	1,880,131
Additions for the period	28	739	303	1,070
Transferred from construction in progress	2,016	14,967	18,114	35,097
Reclassifications	43	(32)	(11)	–
Decreases for the period	(660)	(202)	(3,960)	(4,822)
Exchange adjustments	(23)	(408)	(38)	(469)
Balance at 30 June 2021	137,849	772,656	1,000,502	1,911,007
Accumulated depreciation:
Balance at 1 January 2021	58,484	572,603	571,545	1,202,632
Additions for the period	2,251	17,247	23,662	43,160
Reclassifications	111	(28)	(83)	–
Decreases for the period	(222)	(5)	(3,163)	(3,390)
Exchange adjustments	(12)	(366)	(21)	(399)
Balance at 30 June 2021	60,612	589,451	591,940	1,242,003
Provision for impairment losses:
Balance at 1 January 2021	3,813	48,117	36,322	88,252
Additions for the period	28	–	456	484
Decreases for the period	(31)	–	(364)	(395)
Exchange adjustments	–	(26)	–	(26)
Balance at 30 June 2021	3,810	48,091	36,414	88,315
Net book value:
Balance at 30 June 2021	73,427	135,114	372,148	580,689
Balance at 31 December 2020	74,148	136,872	378,227	589,247

14	FIXED ASSETS (Continued)

The Company

	At 30 June	At 31 December
	2021	2020
	RMB million	RMB million

Fixed assets (b)	278,659	283,691
Fixed assets pending for disposal	33	4
Total	278,692	283,695

(b)	Fixed assets

			Equipment,
	Plants and	Oil and gas	machinery
	buildings	properties	and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2021	49,356	618,483	484,351	1,152,190
Additions for the period	–	573	116	689
Transferred from construction in progress	232	10,323	9,258	19,813
Reclassifications	134	(32)	(102)	–
Decreases for the period	(91)	(14)	(1775)	(1,880)
Balance at 30 June 2021	49,631	629,333	491,848	1,170,812
Accumulated depreciation:
Balance at 1 January 2021	25,189	468,718	309,841	803,748
Additions for the period	748	13,797	10,439	24,984
Reclassifications	63	(28)	(35)	–
Decreases for the period	(52)	(5)	(1,328)	(1,385)
Balance at 30 June 2021	25,948	482,482	318,917	827,347
Provision for impairment losses:
Balance at 1 January 2021	1,917	41,406	21,428	64,751
Additions for the period	11	–	330	341
Decreases for the period	(25)	–	(261)	(286)
Balance at 30 June 2021	1,903	41,406	21,497	64,806
Net book value:
Balance at 30 June 2021	21,780	105,445	151,434	278,659
Balance at 31 December 2020	22,250	108,359	153,082	283,691

The additions to oil and gas properties of the Group and the Company for the six-month period ended 30 June 2021 included RMB728 million (six-month period ended 30 June 2020: RMB582 million) (Note 35) and RMB562 million (six-month period ended 30 June 2020: RMB439 million), respectively of the estimated dismantlement costs for site restoration.

At 30 June 2021 and 31 December 2020, the Group and the Company had no individually significant fixed assets which were pledged.

At 30 June 2021 and 31 December 2020, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

At 30 June 2021 and 31 December 2020, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

15	CONSTRUCTION IN PROGRESS

	The Group	The Company
	RMB million	RMB million
Cost:
Balance at 1 January 2021	126,812	60,182
Additions for the period	54,806	25,788
Dry hole costs written off	(2,640)	(2,356)
Transferred to fixed assets	(35,097)	(19,813)
Reclassification to other assets	(4,021)	(126)
Exchange adjustments	(35)	–
Balance at 30 June 2021	139,825	63,675
Provision for impairment losses:
Balance at 1 January 2021	2,047	302
Decreases for the period	(12)	–
Exchange adjustments	(9)	–
Balance at 30 June 2021	2,026	302
Net book value:
Balance at 30 June 2021	137,799	63,373
Balance at 31 December 2020	124,765	59,880

At 30 June 2021, major construction projects of the Group are as follows:

					Percentage		Accumulated
Project name	Budgeted amount	Balance at 1 January 2021	Net change for the period	Balance at 30 June 2021	of project investment to budgeted amount	Source of funding	interest capitalised at 30 June 2021
	RMB million	RMB million	RMB million	RMB million			RMB million

Zhenhai Refining and Chemical ethylene expansion project	26,680	7,632	5,073	12,705	53%	Bank loans & self-financing	141
Hainan Refining and Chemical ethylene and oil refinery expansion project	28,085	5,002	5,382	10,384	37%	Self-financing	–
Western Sichuan Gas Field Leikoupo Formation Gas Reservoir Development and Construction Project)	6,315	1,427	10	1,437	23%	Bank loans & self-financing	112
Caprolactam industry chain relocation and upgrading transformation development project	13,590	1,000	247	1,247	9%	Bank loans	20
Weirong field Longmaxi Formation Shale Gas Production Capacity Construction Project (Second Stage)	6,747	865	772	1,637	30%	Bank loans & self-financing	25

16	RIGHT-OF-USE ASSETS

The Group

	Land	Others	Total
	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2021	171,388	41,268	212,656
Additions for the period	1,553	6,584	8,137
Decreases for the period	(1,303)	(1,718)	(3,021)
Balance at 30 June 2021	171,638	46,134	217,772
Accumulated depreciation:
Balance at 1 January 2021	12,592	10,481	23,073
Additions for the period	3,233	3,392	6,625
Decreases for the period	(87)	(942)	(1,029)
Balance at 30 June 2021	15,738	12,931	28,669
Net book value:
Balance at 30 June 2021	155,900	33,203	189,103
Balance at 31 December 2020	158,796	30,787	189,583

The Company

	Land	Others	Total
	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2021	115,047	2,272	117,319
Additions for the period	459	1,101	1,560
Decreases for the period	(98)	(330)	(428)
Balance at 30 June 2021	115,408	3,043	118,451
Accumulated depreciation:
Balance at 1 January 2021	7,494	1,088	8,582
Additions for the period	1,868	404	2,272
Decreases for the period	(24)	(278)	(302)
Balance at 30 June 2021	9,338	1,214	10,552
Net book value:
Balance at 30 June 2021	106,070	1,829	107,899
Balance at 31 December 2020	107,553	1,184	108,737

17	INTANGIBLE ASSETS

The Group

	Land use		Non-patent	Operation
	rights	Patents	technology	rights	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2021	101,968	5,377	5,577	53,567	6,150	172,639
Additions for the period	4,590	945	–	345	482	6,362
Decreases for the period	(487)	–	–	(176)	(56)	(719)
Balance at 30 June 2021	106,071	6,322	5,577	53,736	6,576	178,282
Accumulated amortisation:
Balance at 1 January 2021	24,957	3,788	3,461	21,522	3,904	57,632
Additions for the period	1,793	1,028	101	1,148	333	4,403
Decreases for the period	(43)	–	–	(58)	(18)	(119)
Balance at 30 June 2021	26,707	4,816	3,562	22,612	4,219	61,916
Provision for impairment losses:
Balance at 1 January 2021 and at 30 June 2021	226	482	27	189	17	941
Net book value:
Balance at 30 June 2021	79,138	1,024	1,988	30,935	2,340	115,425
Balance at 31 December 2020	76,785	1,107	2,089	31,856	2,229	114,066

Amortisation of the intangible assets of the Group charged for the six-month period ended 30 June 2021 is RMB3,047 million (six-month period ended 30 June 2020: RMB2,873 million).

18	GOODWILL

Goodwill is allocated to the following Group’s cash-generating units:

Name of investees	Principal activities	At 30 June	At 31 December
		2021	2020
		RMB million	RMB million

Sinopec Zhenhai Refining and Chemical Branch (“Zhenhai R&C”)	Manufacturing of intermediate petrochemical products and petroleum products	4,043	4,043
Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”)	Production and sale of petrochemical products	2,541	2,541
Sinopec Beijing Yanshan Petrochemical Branch (“Sinopec Yanshan”)	Manufacturing of intermediate petrochemical products and petroleum products	1,004	1,004
Other units without individual significant goodwill		1,021	1,032
Total		8,609	8,620

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities.

19	LONG-TERM DEFERRED EXPENSES

Long-term deferred expenses primarily represent catalysts expenditures and improvement expenditures of fixed assets.

20	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before the consolidated elimination adjustments are as follows:

	Deferred tax assets		Deferred tax liabilities
	At 30 June	At 31 December	At 30 June	At 31 December
	2021	2020	2021	2020
	RMB million	RMB million	RMB million	RMB million

Receivables and inventories	6,437	2,411	–	–
Payables	2,734	1,286	–	–
Cash flow hedges	3,060	1,790	(5,519)	(4,420)
Fixed assets	15,034	15,793	(13,989)	(13,415)
Tax value of losses carried forward	11,673	13,322	–	–
Other equity instrument investments	127	127	(10)	(11)
Intangible assets	827	869	(509)	(517)
Others	345	371	(793)	(676)
Deferred tax assets/(liabilities)	40,237	35,969	(20,820)	(19,039)

The consolidated elimination amount between deferred tax assets and liabilities are as follows:

	At 30 June	At 31 December
	2021	2020
	RMB million	RMB million

Deferred tax assets	10,248	10,915
Deferred tax liabilities	10,248	10,915

Deferred tax assets and liabilities after the consolidated elimination adjustments are as follows:

	At 30 June	At 31 December
	2021	2020
	RMB million	RMB million

Deferred tax assets	29,989	25,054
Deferred tax liabilities	10,572	8,124

At 30 June 2021, certain subsidiaries of the Company did not recognise deferred tax of deductible loss carried forward of RMB16,848 million (at 31 December 2020: RMB17,718 million), of which RMB120 million (during the six-month period ended 30 June 2020: RMB1,082 million) was incurred for the six-month period ended 30 June 2021, because it was not probable that the related tax benefit will be realised. These deductible losses carried forward of RMB2,118 million, RMB5,938 million, RMB2,336 million, RMB1,986 million, RMB4,349 million and RMB120 million will expire in 2021, 2022, 2023, 2024,2025, 2026 and after, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the six-month period ended 30 June 2021, write-down of deferred tax assets amounted to RMB565 million (during the six-month period ended 30 June 2020: RMB32 million) (Note 53).

21	OTHER NON-CURRENT ASSETS

Other non-current assets mainly represent long-term receivables, prepayments for construction projects and purchases of equipment.

22	DETAILS OF IMPAIRMENT LOSSES

At 30 June 2021, impairment losses of the Group are analysed as follows:

		Balance at				Other	Balance at
	Note	31 December 2020	Provision for the period	Written back for the period	Written off for the period	increase/ (decrease)	30 June 2021
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Allowance for doubtful accounts
Included: Accounts receivable	8	3,860	14	(50)	(13)	(40)	3,771
Prepayments	10	77	5	(38)	–	24	68
Other receivables	11	1,531	22	(42)	–	–	1,511
		5,468	41	(130)	(13)	(16)	5,350
Inventories	12	3,100	433	(3)	(143)	(15)	3,372
Long-term equity investments	13	3,548	42	–	(7)	(19)	3,564
Fixed assets	14	88,252	484	–	(402)	(19)	88,315
Construction in progress	15	2,047	–	–	(5)	(16)	2,026
Intangible assets	17	941	–	–	–	–	941
Goodwill	18	7,861	–	–	–	–	7,861
Others		6	3	–	–	–	9
Total		111,223	1,003	(133)	(570)	(85)	111,438

The reasons for recognising impairment losses are set out in the respective notes of respective assets.

23	SHORT-TERM LOANS

The Group’s short-term loans represent:

	At 30 June 2021			At 31 December 2020
	Original			Original
	currency	Exchange		currency	Exchange
	million	rates	RMB million	million	rates	RMB million

Short-term bank loans			29,640			16,111
– Renminbi loans			29,570			16,111
– US Dollar loans	11	6.4601	70	–	6.5249	–
Short-term other loans	–		–			3
– Renminbi loans			–			3
Short-term loans from Sinopec Group Company and fellow subsidiaries			8,009			4,642
– Renminbi loans			739			1,141
– US Dollar loans	1,080	6.4601	6,981	505	6.5249	3,298
– Hong Kong Dollar loans	71	0.8321	59	37	0.8416	31
– Euro loans	30	7.6862	230	21	8.0250	172
Total			37,649			20,756

At 30 June 2021, the Group’s interest rates on short-term loans were from interest 0.62% to 4.05% (At 31 December 2020: from interest 0.63% to 4.55%) per annum. The majority of the above loans are by credit.

At 30 June 2021 and 31 December 2020, the Group had no significant overdue short-term loans.

24	BILLS PAYABLE

Bills payable primarily represented bank accepted bills for the purchase of material, goods and products. Bills payable were due within one year.

At 30 June 2021 and 31 December 2020, the Group had no overdue unpaid bills.

25	ACCOUNTS PAYABLE

At 30 June 2021 and 31 December 2020, the Group had no individually significant accounts payable aged over one year.

26	CONTRACT LIABILITIES

As at 30 June 2021 and 31 December 2020, the Group’s contract liabilities primarily represent advances from customers. Related performance obligations are satisfied and revenue is recognised within one year.

27	EMPLOYEE BENEFITS PAYABLE

At 30 June 2021 and 31 December 2020, the Group’s employee benefits payable primarily represented wages payable and social insurance payables.

28	TAXES PAYABLE

The Group

	At 30 June	At 31 December
	2021	2020
	RMB million	RMB million

Value-added tax payable	2,194	5,085
Consumption tax payable	19,380	56,762
Income tax payable	8,391	6,586
Mineral resources compensation fee payable	9	132
Other taxes	6,923	8,278
Total	36,897	76,843

29	OTHER PAYABLES

At 30 June 2021 and 31 December 2020, other payables of the Group over one year primarily represented payables for constructions.

30	NON-CURRENT LIABILITIES DUE WITHIN ONE YEAR

The Group’s non-current liabilities due within one year represent:

	At 30 June 2021			At 31 December 2020
	Original			Original
	currency	Exchange		currency	Exchange
	million	rates	RMB million	million	rates	RMB million

Long-term bank loans
– Renminbi loans			4,187			4,613
– US Dollar loans	4	6.4601	23	4	6.5249	24
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans			578			622
Long term loans due within one year			4,788			5,259
Debentures payable due within one year
– Renminbi debentures			7,000			–
Lease liabilities due within one year			15,544			15,292
Others			2,065			1,942
Non-current liabilities due within one year			29,397			22,493

At 30 June 2021 and 31 December 2020, the Group had no significant overdue long-term loans.

31	OTHER CURRENT LIABILITIES

As at 30 June 2021, other current liabilities mainly represent 28,000 million (31 December 2019: 3,000 million) short-term corporate bonds and output VAT to be transferred.

The total amount of the 180-day corporate bonds issued on 4 February 2021 is RMB5 billion with a fixed rate at 2.50% per annum; the total amount of the 119-day corporate bonds issued on 4 March 2021 is RMB11 billion with a fixed rate at 2.65% per annum; the total amount of the 180-day corporate bonds issued on 25 March 2021 is RMB3 billion with a fixed rate at 2.64% per annum; the total amount of the 120-day corporate bonds issued on 29 March 2021 is RMB8 billion with a fixed rate at 2.45% per annum; the total amount of the 60-day corporate bonds issued on 16 June 2021 is RMB1 billion with a fixed rate at 2.25% per annum.

32	LONG-TERM LOANS

The Group’s long-term loans represent:

		At 30 June 2021			At 31 December 2020
	Interest rate and final maturity	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million

Long-term bank loans
– Renminbi loans	Interest rates ranging from interest 1.08% to 3.73% per annum at 30 June 2021 with maturities through 2039			35,470			38,226
– US Dollar loans	Interest rates at 1.55% per annum at 30 June 2021 with maturities through 2030	12	6.4601	77	14	6.5249	92
Less: Current portion				4,210			4,637
Long-term bank loans				31,337			33,681
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans	Interest rates ranging from interest 1.08% to 5.23% per annum at 30 June 2020 with maturities through 2037			11,115			11,013
– US Dollar loans	Interest rates at 1.60% per annum at 30 June 2021 with maturities through 2027	197	6.4601	1,275	21	6.5249	1,387
Less: Current portion				578			622
Long-term loans from Sinopec Group Company and fellow subsidiaries				11,812			11,778
Total				43,149			45,459

The maturity analysis of the Group’s long-term loans is as follows:

	At 30 June	At 31 December
	2021	2020
	RMB million	RMB million

Between one and two years	16,660	3,520
Between two and five years	23,797	39,504
After five years	2,692	2,435
Total	43,149	45,459

Long-term loans are primarily unsecured, and carried at amortised costs.

33	DEBENTURES PAYABLE

The Group

	At 30 June	At 31 December
	2021	2020
	RMB million	RMB million

Debentures payable:
– Corporate Bonds (i)	38,251	38,356
Less: Current portion	7,000	–
Total	31,251	38,356

Note:

(i)
These corporate bonds are carried at amortised cost, including USD denominated corporate bonds of RMB11,269 million, and RMB denominated corporate bonds of RMB26,982 million (31 December 2020: USD denominated corporate bonds of RMB11,379 million, and RMB denominated corporate bonds of RMB26,977 million).

34	LEASE LIABILITY

The Group

	At 30 June	At 31 December
	2021	2020
	RMB million	RMB million

Lease liabilities	187,489	187,598
Deduct: Current portion of lease liabilities (Note 30)	15,544	15,292
Total	171,945	172,306

35	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has established certain standardised measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties. Movement of provision of the Group’s obligations for the dismantlement of its retired oil and gas properties is as follows:

The Group
RMB million

Balance at 1 January 2021	43,713
Provision for the period	728
Accretion expenses	691
Decrease for the period	(417)
Exchange adjustments	(20)
Balance at 30 June 2021	44,695

36	OTHER NON-CURRENT LIABILITIES

Other non-current liabilities primarily represent long-term payables, special payables and deferred income.

37	SHARE CAPITAL

The Group

	At 30 June	At 31 December
	2021	2020
	RMB million	RMB million

Registered, issued and fully paid:
95,557,771,046 listed A shares (31 December 2020: 95,557,771,046) of RMB1.00 each	95,558	95,558
25,513,438,600 listed H shares (31 December 2020: 25,513,438,600) of RMB1.00 each	25,513	25,513
Total	121,071	121,071

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB1.00 each and offer not more than 19.5 billion shares with a par value of RMB1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HKD1.59 per H share and USD20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong SAR and overseas investors. As part of the global initial public offering, 1,678,049,000 state-owned ordinary shares of RMB1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong SAR and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB1.00 each at RMB4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2010, the Company issued 88,774 listed A shares with a par value of RMB1.00 each, as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants.

During the year ended 31 December 2011, the Company issued 34,662 listed A shares with a par value of RMB1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2012, the Company issued 117,724,450 listed A shares with a par value of RMB1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

On 14 February 2013, the Company issued 2,845,234,000 listed H shares (“the Placing”) with a par value of RMB1.00 each at the Placing Price of HKD8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD24,042,227,300.00 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD23,970,100,618.00.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings, and 1 share transferred from capital reserve for every 10 existing shares.

During the year ended 31 December 2013, the Company issued 114,076 listed A shares with a par value of RMB1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2014, the Company issued 1,715,081,853 listed A shares with a par value of RMB1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2015, the Company issued 2,790,814,006 listed A shares with a par value of RMB1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

37	SHARE CAPITAL (Continued)

The Group (Continued)

Capital management
Management optimises the structure of the Group’s capital, which comprises of equity and debts and bonds. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans and bonds. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion) and debentures payable, by the total of equity attributable to shareholders of the Company and long-term loans (excluding current portion) and debentures payable, and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 30 June 2021, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 8.9% (31 December 2020: 10.1%) and 51.0% (31 December 2020: 49.0%), respectively.

The schedule of the contractual maturities of loans, debentures payable and commitments are disclosed in Notes 32, 33 and 60, respectively.

There were no changes in the management’s approach to capital management of the Group during the period. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

38	CAPITAL RESERVE

The movements in capital reserve of the Group are as follows:

RMB million

Balance at 1 January 2021	122,558
Transaction with minority interests	(1,384)
Others	20
Balance at 30 June 2021	121,194

Capital reserve represents mainly: (a) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; (b) share premiums derived from issuances of H shares and A shares by the Company and excess of cash paid by investors over their proportionate shares in share capital, the proportionate shares of unexercised portion of the Bond with Warrants at the expiration date, and the amount transferred from the proportionate liability component and the derivative component of the converted portion of the 2011 Convertible Bonds; (c) difference between consideration paid for the combination of entities under common control and the transactions with minority interests over the carrying amount of the net assets acquired.

39	OTHER COMPREHENSIVE INCOME

The Group

(a)	The changes of other comprehensive income in consolidated income statement

	Six-month period ended 30 June 2021
	Before-tax amount	Tax effect	Net-of-tax amount
	RMB million	RMB million	RMB million

Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the period	5,214	(1,130)	4,084
Less: Reclassification adjustments for amounts transferred to the consolidated income statement	(5,201)	645	(4,556)
Subtotal	10,415	(1,775)	8,640
Cost of hedging reserve	(40)	–	(40)
Changes in fair value of other equity instrument investments	7	1	8
Other comprehensive loss that can be converted into profit or loss under the equity method	121	–	121
Foreign currency translation differences	(621)	–	(621)
Other comprehensive loss	9,882	(1,774)	8,108

39	OTHER COMPREHENSIVE INCOME (Continued)

The Group (Continued)

(a)	The changes of other comprehensive income in consolidated income statement (Continued)

	Six-month period ended 30 June 2020
	Before-tax amount	Tax effect	Net-of-tax amount
	RMB million	RMB million	RMB million

Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the period	(2,460)	664	(1,796)
Less: Reclassification adjustments for amounts transferred to the consolidated income statement	(175)	39	(136)
Subtotal	(2,285)	625	(1,660)
Changes in fair value of other equity instrument investments	(31)	1	(30)
Other comprehensive loss that can be converted into profit or loss under the equity method	(1,781)	–	(1,781)
Foreign currency translation differences	1,059	–	1,059
Other comprehensive income	(3,038)	626	(2,412)

(b)	The change of each item in other comprehensive income

	Equity Attributable to shareholders of the company						Minority	Total other
	Other						interests	comprehensive
	comprehensive							income
	loss that	Changes in fair
	can be converted	value of			Foreign
	into profit or	other equity			currency
	loss under the	instrument	Fair value	Cash flow	translation
	equity method	investments	hedges	hedges	differences	Subtotal
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

1 January 2020	(4,088)	(16)	–	1,037	2,746	(321)	(1,569)	(1,890)
Change for the period	(1,443)	(21)	–	(1,332)	817	(1,979)	(154)	(2,133)
30 June 2020	(5,531)	(37)	–	(295)	3,563	(2,300)	(1,723)	(4,023)
1 January 2021	(6,089)	(20)	81	7,805	(739)	1,038	(2,600)	(1,562)
Change for the period	115	11	(20)	220	(463)	(137)	(425)	(562)
30 June 2021	(5,974)	(9)	61	8,025	(1,202)	901	(3,025)	(2,124)

As at 30 June 2021, cash flow hedge reserve amounted to a gain of RMB8,146 million (31 December 2020: a gain of RMB8,176 million), of which a gain of RMB8,025 million was attribute to shareholders of the Company (31 December 2020: a gain of RMB7,805 million).

40	SURPLUS RESERVES

Movements in surplus reserves are as follows:

	The Group
	Statutory	Discretionary
	surplus reserve	surplus reserves	Total
	RMB million	RMB million	RMB million

Balance at 1 January 2021	92,280	117,000	209,280
Appropriation	–	–	–
Balance at 30 June 2021	92,280	117,000	209,280

The PRC Company Law and Articles of Association of the Company have set out the following profit appropriation plans:

(a)	10% of the net profit is transferred to the statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is needed;

(b)	After the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders’ meeting.

41	OPERATING INCOME AND OPERATING COSTS

	Six-month period ended 30 June
	The Group		The Company
	2021	2020	2021	2020
	RMB million	RMB million	RMB million	RMB million

Income from principal operations	1,231,980	1,006,808	456,623	349,258
Income from other operations	29,623	26,256	12,499	9,317
Total	1,261,603	1,033,064	469,122	358,575
Operating costs	999,983	873,735	363,427	287,803

The income from principal operations mainly represents revenue from the sales of refined petroleum products, chemical products, crude oil and natural gas. The income from other operations mainly represents revenue from sale of materials, service, rental income and others. Operating costs primarily represent the products cost related to the principal operations. The Group’s segmental information is set out in Note 62.

The detailed information about the Group’s operating income is as follows:

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Income from principal operations	1,231,980	1,006,808
Included: Gasoline	345,353	260,303
Diesel	226,152	205,806
Crude oil	204,510	199,035
Basic chemical feedstock	112,709	70,192
Synthetic resin	70,721	55,957
Kerosene	51,165	38,960
Natural gas	30,019	22,269
Synthetic fiber monomers and polymers	21,182	19,743
Others (i)	170,169	134,543
Income from other operations	29,623	26,256
Included: Sale of materials and others	29,068	25,792
Rental income	555	464
Total	1,261,603	1,033,064

Note:

(i)	Others are primarily liquefied petroleum gas and other refinery and chemical by-products and joint products.

(ii)	Except for rental income, the above income are generated from the contract.

42	TAXES AND SURCHARGES
The Group

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Consumption tax	100,539	90,966
City construction tax	8,288	7,451
Education surcharge	6,128	5,454
Resources tax	3,004	2,237
Others	2,907	2,603
Total	120,866	108,711

The applicable tax rate of the taxes and surcharges are set out in Note 4.

43	FINANCIAL EXPENSES

The Group

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Interest expenses incurred	2,689	3,461
Less: Capitalised interest expenses	349	699
Add: Interest expense on lease liabilities	4,627	4,695
Net interest expenses	6,967	7,457
Accretion expenses (Note 35)	691	626
Interest income	(2,662)	(2,267)
Net foreign exchange gain	(95)	(553)
Total	4,901	5,263

The interest rates per annum at which borrowing costs were capitalised during the six-month period ended 30 June 2021 by the Group ranged from 1.60% to 4.90% (six-month period ended 30 June 2020: 1.08% to 4.66%).

44	CLASSIFICATION OF EXPENSES BY NATURE

The operating costs, selling and distribution expenses, general and administrative expenses, research and development expenses and exploration expenses (including dry holes) in consolidated income statement classified by nature are as follows:

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Purchased crude oil, products and operating supplies and expenses	947,242	835,004
Personnel expenses	45,010	38,476
Depreciation, depletion and amortisation	54,267	51,465
Exploration expenses (including dry holes)	4,846	4,465
Other expenses	26,269	14,149
Total	1,077,634	943,559

45	RESEARCH AND DEVELOPMENT EXPENSES

The research and development expenditures are mainly used for the replacement of resources in upstream, optimising structure and operation upgrades in refining sector, structured adjustment of materials and products in chemical segment.

46	EXPLORATION EXPENSES

Exploration expenses include geological and geophysical expenses and written-off of unsuccessful dry hole costs.

47	OTHER INCOME

Other income are mainly the government grants related to the business activities.

48	INVESTMENT INCOME

	Six-month period ended 30 June
	The Group		The Company
	2021	2020	2021	2020
	RMB million	RMB million	RMB million	RMB million

Income from investment of subsidiaries accounted for under cost method	–	–	5,366	5,896
Income from investment accounted for under equity method	11,133	8	4,366	544
Investment income from disposal of long-term equity investments	60	3	60	1
Dividend income from holding of other equity instrument investments	(21)	9	(39)	–
Investment income/(loss) from holding/disposal of financial assets and liabilities and derivative financial instruments at fair value through profit or loss	(5,390)	3,104	(95)	39
Gain/(loss) from ineffective portion of cash flow hedges	(942)	2,527	365	–
Others	50	(20)	579	119
Total	4,890	5,631	10,602	6,599

49	GAINS/(LOSSES) FROM CHANGES IN FAIR VALUE

The Group

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Net fair value losses on financial assets and financial liabilities at fair value through profit or loss	(523)	(2,003)
Unrealised gains from ineffective portion cash flow hedges, net	639	2,113
Total	116	110

50	IMPAIRMENT LOSSES

The Group

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Prepayments	(33)	52
Inventories	430	11,585
Fixed assets	484	30
Others	45	–
Total	926	11,667

51	NON-OPERATING INCOME

The Group

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Government grants	305	232
Others	391	452
Total	696	684

52	NON-OPERATING EXPENSES

The Group

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Fines, penalties and compensation	39	77
Donations	8	99
Others	1,034	801
Total	1,081	977

53	INCOME TAX EXPENSE

The Group

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Provision for income tax for the period	17,286	4,079
Deferred taxation	(2,373)	(10,219)
Under-provision for income tax in respect of preceding year	36	349
Total	14,949	(5,791)

Reconciliation between actual income tax expense and accounting profit/(loss) at applicable tax rates is as follows:

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Profit/(loss) before taxation	63,477	(28,218)
Expected income tax expense at a tax rate of 25%	15,869	(7,055)
Tax effect of non-deductible expenses	3,739	1,198
Tax effect of non-taxable income	(3,119)	120
Tax effect of preferential tax rate (i)	(1,377)	(393)
Effect of income taxes at foreign operations	(433)	(308)
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(361)	(4)
Tax effect of tax losses not recognised	30	270
Write-down of deferred tax assets	565	32
Adjustment for under provision for income tax in respect of preceding years	36	349
Actual income tax expense	14,949	(5,791)

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2030.

54	DIVIDENDS

(a)	Dividends of ordinary shares declared after the balance sheet date
Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 27 August 2021, the directors authorised to declare the interim dividends for the year ended 31 December 2021 of RMB0.16 (2020: RMB0.07) per share totalling RMB19,371 million (2020: RMB8,475 million). Dividends declared after the date of the statement of financial position are not recognised as a liability at the date of the statement of financial position.

(b)	Dividends of ordinary shares declared during the period
Pursuant to the shareholders’ approval at the Annual General Meeting on 25 May 2021, a final dividend of RMB0.13 per share totaling RMB15,739 million according to total shares of 16 June 2021 was approved. All dividends have been paid in June 2021.

Pursuant to the shareholders’ approval at the Annual General Meeting on 19 May 2020, a final dividend of RMB0.19 per share totaling RMB23,004 million according to total shares of 9 June 2020 was approved. All dividends have been paid in June 2020.

55	SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT

The Group

(a)	Reconciliation of net profit to cash flows from operating activities:

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Net profit/(loss)	48,528	(22,427)
Add: Impairment losses on assets	926	11,667
Credit impairment (reversals)/losses	(55)	101
Depreciation of right-of-use assets	6,436	6,306
Depreciation of fixed assets	43,160	40,698
Amortisation of intangible assets and long-term deferred expenses	4,671	4,461
Dry hole costs written off	2,640	3,287
Net loss on disposal of non-current assets	63	111
Fair value gain	(116)	(110)
Financial expenses	4,996	7,493
Investment income	(4,890)	(5,631)
Increase in deferred tax assets	(4,460)	(9,744)
Increase/(decrease) in deferred tax liabilities	2,087	(475)
(Increase)/decrease in inventories	(47,769)	793
Safety fund reserve	953	1,346
Increase in operating receivables	(46,497)	(10,974)
Increase in operating payables	37,063	13,463
Net cash flow from operating activities	47,736	40,365

(b)	The analysis of cash held by the Group is as follows:

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Cash at bank and on hand
– Cash on hand	1	4
– Demand deposits	78,113	86,922
Cash at the end of the period	78,114	86,926

(c)	Other cash paid relating to financing activities:

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Repayments of lease liabilities	9,408	7,786
Others	1,938	1,214
Total	11,346	9,000

(d)	Cash or cash equivalents received by disposal of subsidiaries and other business units:

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Cash received by disposal of oil and gas pipelines and relevant assets	3,756	–
Others	540	31
Total	4,296	31

56	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(1)	Related parties having the ability to exercise control over the Group
The name of the company	:	China Petrochemical Corporation
Unified social credit identifier	:	9111000010169286X1
Registered address	:	No. 22, Chaoyangmen North Street, Chaoyang District, Beijing
Principal activities	:
Exploration, production, storage and transportation (including pipeline transportation), sales and utilisation of crude oil and natural gas; refining; wholesale and retail of gasoline, kerosene and diesel; production, sales, storage and transportation of petrochemical and other chemical products; industrial investment and investment management; exploration, construction, installation and maintenance of petroleum and petrochemical constructions and equipments; manufacturing electrical equipment; research, development, application and consulting services of information technology and alternative energy products; import & export of goods and technology.

Relationship with the Group	:	Ultimate holding company
Types of legal entity	:	State-owned
Authorised representative	:	Zhang Yuzhuo
Registered capital	:	RMB326,547 million

Sinopec Group Company is an enterprise controlled by the PRC government. Sinopec Group Company directly and indirectly holds 68.77% shareholding of the Company.

(2)	Related parties not having the ability to exercise control over the Group

Related parties under common control of a parent company with the Company:
Sinopec Finance (Note)
Sinopec Shengli Petroleum Administration Bureau
Sinopec Zhongyuan Petroleum Exploration Bureau
Sinopec Assets Management Corporation
Sinopec Engineering Incorporation
Sinopec Century Bright Capital Investment Limited
Sinopec Petroleum Storage and Reserve Limited

Associates of the Group:
Pipeline Ltd
Sinopec Finance
SIBUR
Zhongtian Synergetic Energy
CIR

Joint ventures of the Group:
FREP
BASF-YPC
Taihu
YASREF
Sinopec SABIC Tianjin

Note:	Sinopec Finance is under common control of a parent company with the Company and is also the associate of the Group.

56	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(3)	The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business, are as follows:

		The Group
	Note	Six-month period ended 30 June
		2021	2020
		RMB million	RMB million

Sales of goods	(i)	136,079	106,817
Purchases	(ii)	95,876	65,233
Transportation and storage	(iii)	6,966	3,820
Exploration and development services	(iv)	15,046	11,395
Production related services	(v)	14,707	10,615
Ancillary and social services	(vi)	642	1,556
Agency commission income	(vii)	97	67
Interest income	(viii)	381	422
Interest expense	(ix)	196	573
Net deposits placed with related parties	(viii)	733	10,941
Net funds obtained from related parties	(x)	6,241	55,961

The amounts set out in the table above in respect of the six-month periods ended 30 June 2021 and 2020 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

Included in the transactions disclosed above, for the six-month period ended 30 June 2021 are: a) purchases by the Group from Sinopec Group Company and fellow subsidiaries amounting to RMB82,512 million (six-month period ended 30 June 2020: RMB53,639 million) comprising purchases of products and services (i.e. procurement, transportation and storage, exploration and development services and production related services) of RMB75,926 million (six-month period ended 30 June 2020: RMB45,475 million), ancillary and social services provided by Sinopec Group Company and fellow subsidiaries of RMB642 million (six-month period ended 30 June 2020: RMB1,556 million), lease charges for land, buildings and others paid by the Group of RMB5,402 million, RMB423 million and RMB74 million (six-month period ended 30 June 2020: RMB5,558 million, RMB269 million and RMB208 million), respectively and interest expenses of RMB196 million (six-month period ended 30 June 2020: RMB573 million); and b) sales by the Group to Sinopec Group Company and fellow subsidiaries amounting to RMB25,596 million (six-month period ended 30 June 2020: RMB31,879 million), comprising RMB25,179 million (six-month period ended 30 June 2020: RMB31,418 million) for sales of goods, RMB381 million (six-month period ended 30 June 2020: RMB422 million) for interest income and RMB36 million (six-month period ended 30 June 2020: RMB39 million) for agency commission income.

For the six-month period ended 30 June 2021, no individually significant right-of-use assets were leased from Sinopec Group Company and fellow subsidiaries, associates and joint ventures by the Group. The interest expense recognised for the six-month period ended 30 June 2021 on lease liabilities in respect of amounts due to Sinopec Group Company and fellow subsidiaries, associates and joint ventures was RMB3,730 million (six-month period ended 30 June 2020: RMB4,122 million).

For the six-month period ended 30 June 2021, the amount of rental the Group paid to Sinopec Group Company and fellow subsidiaries, associates and joint ventures for land, buildings and others are RMB5,404 million, RMB425 million and RMB151 million (six-month period ended 30 June 2020: RMB5,560 million, RMB271 million and RMB283 million), including pursuant to the continuing connected transaction agreements signed in 2000, the Fifth Supplementary Agreement and the Fourth Revised Memorandum of land use rights leasing contract on 24 August 2018, the amount of rental the Group paid to Sinopec Group Company for land and buildings are RMB5,402 million and RMB272 million (six-month period ended 30 June 2020: RMB5,558 million and RMB269 million).

As at 30 June 2021 and 31 December 2020, there was no guarantee given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, except for the guarantees disclosed in Note 61(b). Guarantees given to banks by the Group in respect of banking facilities to associates and joint ventures are disclosed in Note 61(b).

Note:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection, and management services.

56	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(3)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business, are as follows: (Continued)

Note (Continued):

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens and property maintenance.

(vii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(viii)
Interest income represents interest received from deposits placed with Sinopec Finance and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate.

(ix)	Interest expense represents interest charges on the loans obtained from Sinopec Group Company and fellow subsidiaries.

(x)	The Group obtained loans, discounted bills and others from Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the six-month period ended 30 June 2021. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive “Agreement for Mutual Provision of Products and Ancillary Services” (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months’ notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

•	the government-prescribed price;

•	where there is no government-prescribed price, the government-guidance price;

•	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

•	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive “Agreement for Provision of Cultural and Educational, Health Care and Community Services” with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

(c)
The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service station franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

(f)
On the basis of a series of continuing connected transaction agreements signed in 2000, the Company and Sinopec Group Company have signed the Fifth Supplementary Agreement and the Fourth Revised Memorandum of land use rights leasing contract on 24 August 2018, which took effect on 1 January 2019 and made adjustment to “Mutual Supply Agreement”, “Agreement for Provision of Cultural and Educational, Health Care and Community Services”, “Buildings Leasing Contract”, “Intellectual Property Contract” and “Land Use Rights Leasing Contract”, etc.

56	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(4)	Balances with Sinopec Group Company and fellow subsidiaries, associates and joint ventures
The balances with Sinopec Group Company and fellow subsidiaries, associates and joint ventures at 30 June 2020 and 31 December 2019 are as follows:

	The ultimate holding company		Other related companies
	At 30 June	At 31 December	At 30 June	At 31 December
	2021	2020	2021	2020
	RMB million	RMB million	RMB million	RMB million

Cash at bank and on hand	–	–	54,150	53,417
Accounts receivable	36	42	12,442	16,854
Receivables financing	–	–	591	760
Other receivables	–	–	12,637	18,062
Prepayments and other current assets	106	7	764	1,236
Other non-current assets	–	–	6,534	6,435
Bills payable	9	8	3,499	3,671
Accounts payable	238	122	15,106	19,004
Contract liabilities	42	41	5,642	5,899
Other payables	215	38	29,246	12,078
Other non-current liabilities	–	–	3,227	3,010
Short-term loans	–	–	8,009	4,642
Long-term loans (including current portion) (Note)	–	–	12,390	12,400
Lease liabilities (including current portion)	73,078	74,178	87,791	87,870

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 23 and Note 32.

As at and for the six-month period ended 30 June 2021, and as at and for the year ended 31 December 2020, no individually significant impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

(5)	Key management personnel emoluments
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	Six-month period ended 30 June
	2021	2020
	RMB thousand	RMB thousand

Short-term employee benefits	1,771	3,675
Retirement scheme contributions	120	165
Total	1,891	3,840

57	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in Note 3. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

57	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

(a)	Oil and gas properties and reserves
The accounting for the exploration and production segment’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. The Group has used the successful efforts method to account for oil and gas business activities. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense. These costs primarily include dry hole costs, seismic costs and other exploratory costs.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates. Oil and gas reserves have a direct impact on the assessment of the recoverability of the carrying amounts of oil and gas properties reported in the financial statements. If proved reserves estimates are revised downwards, the Group’s earnings could be affected by changes in depreciation expense or an immediate write-down of the carrying amount of oil and properties.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in the similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

(b)	Impairment for assets
If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with “CASs 8 – Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows. It is difficult to precisely estimate the fair value because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value of expected future cash flows, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to sales volume, selling price, amount of operating costs and discount rate. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sales volume, selling price, amount of operating costs and discount rate.

(c)	Depreciation
Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(d)	Measurement of expected credit losses
The Group measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions. The Group regularly monitors and reviews the assumptions used for estimating expected credit losses.

(e)	Allowance for diminution in value of inventories
If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories would be higher than estimated.

58	PRINCIPAL SUBSIDIARIES

The Company’s principal subsidiaries have been consolidated into the Group’s financial statements for the six-month period ended 30 June 2021. The following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group:

Full name of enterprise	Principal activities	Registered capital/ paid-up capital	Actual investment at 30 June 2021	Percentage of equity interest/ voting right held by the Group	Minority Interests at 30 June 2021
		million	million	%	RMB million

(a) Subsidiaries acquired through group restructuring:
China Petrochemical International Company Limited	Trading of petrochemical products	RMB1,400	RMB1,856	100.00	13
China International United Petroleum and Chemical Company Limited	Trading of crude oil and petrochemical products	RMB5,000	RMB6,585	100.00	5,234
Sinopec Catalyst Company Limited	Production and sale of catalyst products	RMB1,500	RMB2,424	100.00	260
Sinopec Yangzi Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB15,651	RMB15,651	100.00	–
Sinopec Lubricant Company Limited	Production and sale of refined petroleum products, lubricant base oil, and petrochemical materials	RMB3,374	RMB3,374	100.00	89
Sinopec Yizheng Chemical Fibre Limited Liability Company	Production and sale of polyester chips and polyester fibres	RMB4,000	RMB6,713	100.00	–
Sinopec Marketing Co. Limited (“Marketing Company”)	Marketing and distribution of refined petroleum products	RMB28,403	RMB20,000	70.42	79,286
Sinopec Kantons Holdings Limited (“Sinopec Kantons”)	Provision of crude oil jetty services and natural gas pipeline transmission services	HKD248	HKD3,952	60.33	4,950
Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical”)	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products	RMB10,824	RMB5,820	50.44	14,744
Fujian Petrochemical Company Limited (“Fujian Petrochemical”) (i)	Manufacturing of plastics, intermediate petrochemical products and petroleum products	RMB10,492	RMB5,246	50.00	7,013
(b) Subsidiaries established by the Group:
Sinopec International Petroleum Exploration and Production Limited (“SIPL”)	Investment in exploration, production and sale of petroleum and natural gas	RMB8,250	RMB8,250	100.00	5,814
Sinopec Overseas Investment Holding Limited (“SOIH”)	Investment holding of overseas business	USD1,662	USD1,959	100.00	–
Sinopec Chemical Sales Company Limited	Marketing and distribution of petrochemical products	RMB1,000	RMB1,165	100.00	108
Sinopec Great Wall Energy & Chemical Company Limited	Coal chemical industry investment management, production and sale of coal chemical products	RMB22,761	RMB22,795	100.00	(219)
Sinopec Beihai Refining and Chemical Limited Liability Company	Import and processing of crude oil, production, storage and sale of petroleum products and petrochemical products	RMB5,294	RMB5,240	98.98	128
ZhongKe (Guangdong) Refinery & Petrochemical Company Limited	Crude oil processing and petroleum products manufacturing	RMB6,397	RMB5,776	90.30	2,171
Sinopec Qingdao Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB5,000	RMB4,250	85.00	1,754
Sinopec-SK (Wuhan) Petrochemical Company Limited (“Sinopec-SK”)	Production, sale, research and development of ethylene and downstream byproducts	RMB7,193	RMB7,193	59.00	4,949
(c) Subsidiaries acquired through business combination under common control:
Sinopec Hainan Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB9,606	RMB12,615	100.00	–
Sinopec Qingdao Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB1,595	RMB7,233	100.00	–
Gaoqiao Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB10,000	RMB4,804	55.00	7,772
Sinopec Baling Petrochemical Co. Ltd. (“Baling Petrochemical”) (ii)	Crude oil processing and petroleum products manufacturing	RMB3,000	RMB3,000	55.00	2,239
(d) Subsidiaries acquired through business combination not under common control:
Shanghai SECCO	Production and sale of petrochemical products	RMB7,801	RMB7,801	67.60	4,170

*	The minority interests of subsidiaries which the Group holds 100% of equity interests at the end of the period are the minority interests of their subsidiaries.

Except for Sinopec Kantons and SOIH, which are incorporated in Bermuda and Hong Kong SAR, respectively, all of the above principal subsidiaries are incorporated and operate their businesses principally in the PRC.

Note:

(i)
The Group consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those return through its power over the entity.

(ii)	Please refer to Note 59 Change in the Scope of Consolidation.

58	PRINCIPAL SUBSIDIARIES (Continued)

Summarised financial information on subsidiaries with material minority interests

Set out below are the summarised financial information which the amount before inter-company eliminations for each subsidiary whose minority interests that are material to the Group.

Summarised consolidated balance sheet

	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons		Shanghai SECCO		Sinopec-SK
	At 30	At 31	At 30	At 31	At 30	At 31	At 30	At 31	At 30	At 31	At 30	At 31	At 30	At 31
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Current assets	200,909	172,352	21,762	22,620	18,728	17,305	1,776	1,582	4,038	4,373	14,294	10,431	4,821	3,639
Current liabilities	(215,943)	(201,678)	(397)	(475)	(17,049)	(15,232)	(502)	(458)	(433)	(924)	(5,850)	(2,783)	(5,610)	(6,377)
Net current (liabilities)/assets	(15,034)	(29,326)	21,365	22,145	1,679	2,073	1,274	1,124	3,605	3,449	8,444	7,648	(789)	(2,738)
Non-current assets	320,800	323,571	8,567	8,951	28,102	27,444	13,448	12,568	8,967	9,106	4,520	12,177	21,392	22,187
Non-current liabilities	(59,836)	(59,554)	(18,052)	(18,270)	(175)	(162)	(696)	(693)	(133)	(170)	(93)	(1,553)	(8,533)	(8,509)
Net non-current assets/(liabilities)	260,964	264,017	(9,485)	(9,319)	27,927	27,282	12,752	11,875	8,834	8,936	4,427	10,624	12,859	13,678

Summarised consolidated statement of comprehensive income and cash flow

Six-month period	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons		Shanghai SECCO		Sinopec-SK
ended 30 June	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Revenue	633,752	528,615	762	1,000	37,137	35,663	2,771	2,198	277	574	14,459	10,234	23,172	16,191
Net profit/(loss) for the period	12,969	5,025	643	343	1,249	(1,708)	1,025	(595)	558	552	2,328	661	974	(963)
Total comprehensive income	12,981	4,937	465	18	1,302	(1,718)	1,025	(595)	411	512	2,328	661	974	(948)
Comprehensive income attributable to minority interests	4,527	1,830	275	45	648	(847)	512	(298)	221	203	754	214	399	(332)
Dividends paid to minority interests	1,008	520	–	316	536	644	–	–	98	108	1,028	–	–	–
Net cash generated from/(used in) operating activities	15,743	42,614	282	232	(2,390)	(2,904)	87	11	(639)	155	1,735	67	751	178

59	CHANGE IN THE SCOPE OF CONSOLIDATION

Business combination under common control

Business combination under common control in 2020

Pursuant to the resolution passed at the Directors’ meeting on 28 October 2020, the Company entered into an Agreement with Sinopec Assets Management Corporation (“SAMC”) in relation to the formation of the Baling Petrochemical. According to the Agreement, the Company and SAMC subscribed capital contribution with the business of Baling area respectively and some cash. Related transactions have been completed by the end of 2020. After the capital injection the Company remained to hold 55% of Baling Petrochemical’s voting rights and was still able to control Baling Petrochemical.

As Sinopec Group Company controls both the Company and SAMC, the transaction described above between Sinopec and SAMC has been accounted as business combination under common control. Accordingly, the assets and liabilities of which SAMC subscribed have been accounted for at historical cost, and the consolidated financial statements of the Group prior to these acquisitions have been restated to include the results of operation and the assets and liabilities of Baling Branch of SAMC on a combined basis.

Baling Petrochemical is mainly engaged in the production and sales of petrochemicals, chemical fibers, fertilizers, fine chemical products and other chemical products.

60	COMMITMENTS

Capital commitments

At 30 June 2021 and 31 December 2020, the capital commitments of the Group are as follows:

	At 30 June	At 31 December
	2021	2020
	RMB million	RMB million

Authorised and contracted for (i)	115,260	171,335
Authorised but not contracted for	69,102	33,942
Total	184,362	205,277

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note:

(i)	The investment commitments of the Group is RMB9,135 million (31 December 2020: RMB13,172 million).

Commitments to joint ventures

Pursuant to certain of the joint venture agreements entered into by the Group, the Group is obliged to purchase products from the joint ventures based on market prices.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Natural Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Natural Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of the production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Natural Resources annually which are expensed.

Estimated future annual payments are as follows:

	At 30 June	At 31 December
	2021	2020
	RMB million	RMB million

Within one year	118	390
Between one and two years	76	99
Between two and three years	67	66
Between three and four years	63	63
Between four and five years	38	56
Thereafter	815	824
Total	1,177	1,498

The implementation of commitments in previous year and the Group’s commitments did not have material discrepancy.

61	CONTINGENT LIABILITIES

(a)
The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

(b)	At 30 June 2021 and 31 December 2020, the guarantees by the Group in respect of facilities granted to the parties below are as follows:

	At 30 June	At 31 December
	2021	2020
	RMB million	RMB million

Joint ventures (i)	6,035	6,390
Associates (ii)	6,760	8,450
Total	12,795	14,840

Note:

(i)
The Group provided a guarantee in respect to standby credit facilities granted to Zhongan United Coal Chemical Co., Ltd. (“Zhongan United”) by banks amount to RMB7,100 million. At 30 June 2021, the amount withdrawn by Zhongan United from banks and guaranteed by the Group was RMB6,035 million (31 December 2020: RMB6,390 million).

(ii)
The Group provided a guarantee in respect to standby credit facilities granted to Zhongtian Synergetic Energy by banks amount to RMB17,050 million. At 30 June 2021, the amount withdrawn by Zhongtian Synergetic Energy from banks and guaranteed by the Group was RMB6,760 million (31 December 2020: RMB8,450 million).

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss will occur, and recognises any such losses under guarantees when those losses are reliably estimable. At 30 June 2021 and 31 December 2020, the Group estimates that there is no need to pay for the guarantees. Thus no liabilities have been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material.

The Group recognised normal routine pollutant discharge fees of approximately RMB4,208 million in the consolidated financial statements for the six-month period ended 30 June 2021 (six-month period ended 30 June 2020: RMB3,605 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

62	SEGMENT REPORTING

Segment information is presented in respect of the Group’s operating segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i)	Exploration and production – which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining – which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution – which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)	Chemicals – which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

(v)	Corporate and others – which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating profit basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash at bank and on hand, long-term equity investments, deferred tax assets and other unallocated assets. Segment liabilities exclude short-term loans, non-current liabilities due within one year, long-term loans, debentures payable, deferred tax liabilities, other non-current liabilities and other unallocated liabilities.

62	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)
Reportable information on the Group’s operating segments is as follows:

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Income from principal operations
Exploration and production
External sales	67,727	48,011
Inter-segment sales	39,391	28,752
	107,118	76,763
Refining
External sales	80,079	50,194
Inter-segment sales	543,540	386,115
	623,619	436,309
Marketing and distribution
External sales	613,521	510,446
Inter-segment sales	2,967	2,282
	616,488	512,728
Chemicals
External sales	197,926	148,865
Inter-segment sales	30,025	25,786
	227,951	174,651
Corporate and others
External sales	272,727	260,979
Inter-segment sales	340,701	222,719
	613,428	483,698
Elimination of inter-segment sales	(956,624)	(677,341)
Consolidated income from principal operations	1,231,980	1,006,808
Income from other operations
Exploration and production	2,408	2,166
Refining	2,390	2,049
Marketing and distribution	18,682	17,073
Chemicals	5,232	4,041
Corporate and others	911	927
Consolidated income from other operations	29,623	26,256
Consolidated operating income	1,261,603	1,033,064

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Operating profit/(loss)
By segment
Exploration and production	5,218	(8,044)
Refining	39,177	(32,548)
Marketing and distribution	16,583	6,807
Chemicals	12,468	2,699
Corporate and others	1,646	(4,388)
Elimination	(12,860)	4,500
Total segment operating profit/(loss)	62,232	(30,974)
Investment income
Exploration and production	1,772	778
Refining	617	(1,704)
Marketing and distribution	887	1,354
Chemicals	4,891	(402)
Corporate and others	(3,277)	5,605
Total segment investment income	4,890	5,631
Less: Financial expenses	4,901	5,263
Add: Other income	1,244	2,467
Gains from changes in fair value	116	110
Asset disposal gains	281	104
Operating profit/(loss)	63,862	(27,925)
Add: Non-operating income	696	684
Less: Non-operating expenses	1,081	977
Profit/(loss) before taxation	63,477	(28,218)

62	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	At 30 June	At 31 December
	2021	2020
	RMB million	RMB million

Assets
Segment assets
Exploration and production	359,451	354,024
Refining	288,164	270,431
Marketing and distribution	383,640	373,430
Chemicals	204,830	189,678
Corporate and others	166,189	118,458
Total segment assets	1,402,274	1,306,021
Cash at bank and on hand	190,482	184,412
Long-term equity investments	199,652	188,342
Deferred tax assets	29,989	25,054
Other unallocated assets	30,567	29,976
Total assets	1,852,964	1,733,805
Liabilities
Segment liabilities
Exploration and production	163,601	157,430
Refining	77,998	135,046
Marketing and distribution	225,998	213,455
Chemicals	57,019	47,871
Corporate and others	200,623	117,684
Total segment liabilities	725,239	671,486
Short-term loans	37,649	20,756
Non-current liabilities due within one year	29,397	22,493
Long-term loans	43,149	45,459
Debentures payable	31,251	38,356
Deferred tax liabilities	10,572	8,124
Other non-current liabilities	18,804	17,942
Other unallocated liabilities	49,602	25,313
Total liabilities	945,663	849,929

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Capital expenditure
Exploration and production	23,965	20,470
Refining	7,887	9,536
Marketing and distribution	6,773	8,646
Chemicals	18,961	6,308
Corporate and others	355	221
	57,941	45,181
Depreciation, depletion and amortisation
Exploration and production	23,745	21,307
Refining	10,018	9,911
Marketing and distribution	11,459	11,529
Chemicals	7,557	7,114
Corporate and others	1,488	1,604
	54,267	51,465
Impairment losses on long-lived assets
Exploration and production	–	3
Refining	427	2
Marketing and distribution	52	75
Chemicals	50	2
Corporate and others	–	–
	529	82

62	SEGMENT REPORTING (Continued)

(2)	Geographical information

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial assets and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

External sales
Mainland China	973,328	785,959
Singapore	141,109	126,729
Others	147,166	120,376
	1,261,603	1,033,064

	At 30 June	At 31 December
	2021	2020
	RMB million	RMB million

Non-current assets
Mainland China	1,218,699	1,211,441
Others	45,742	36,782
	1,264,441	1,248,223

63	FINANCIAL INSTRUMENTS

Overview

Financial assets of the Group include cash at bank and on hand, financial assets held for trading, derivative financial assets, accounts receivable, receivables financing, other receivables and other equity instrument investments. Financial liabilities of the Group include short-term loans, derivative financial liabilities, bills payable, accounts payable, employee benefits payable, other payables, long-term loans, debentures payable and lease liabilities.

The Group has exposure to the following risks from its uses of financial instruments:

•	credit risk;

•	liquidity risk; and

•	market risk.

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, and set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

(i)	Risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions (including structured deposits) and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group’s accounts receivable relates to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. No single customer accounted for greater than 10% of total accounts receivable at 30 June 2021, except for the amounts due from Sinopec Group Company and fellow subsidiaries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations.

The carrying amounts of cash at bank and on hand, financial assets held for trading, derivative financial assets, accounts receivable, receivables financing and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

63	FINANCIAL INSTRUMENTS (Continued)

Credit risk (Continued)

(ii)	Impairment of financial assets

The Group’s primary type of financial assets that are subject to the expected credit loss model is accounts receivable, receivables financing and other receivables.

The Group’s cash deposits are placed only with large financial institutions with acceptable credit ratings, and there is no material impairment loss identified.

For accounts receivable, and receivables financing, the Group applies the “No.22 Accounting Standards for Business Enterprises – Financial instruments: recognition and measurement” simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all accounts receivable, and receivables financing.

To measure the expected credit losses, accounts receivable, and receivables financing have been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of sales over a period of 36 months before 30 June 2021 or 1 January 2021, respectively, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the accounts receivable, and receivables financing.

The detailed analysis of accounts receivable and receivables financing is listed in Note 8 and Note 9.

The Group’s other receivables are considered to have low credit risk, and the loss allowance recognised during the period was therefore limited to 12 months expected credit losses. The Group considers “low credit risk” for other receivables when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

Liquidity risk

Liquidity risk is the risk that the Group encounters short fall of capital when meeting its obligation of financial liabilities. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed capital conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligations as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the liquidity risk.

At 30 June 2021, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB444,011 million (31 December 2020: RMB443,966 million) on an unsecured basis, at a weighted average interest rate of 2.93% per annum (2020: 2.85%). At 30 June 2021, the Group’s outstanding borrowings under these facilities were RMB16,715 million (31 December 2020: RMB4,041 million) and were included in loans.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the balance sheet date) and the earliest date the Group would be required to repay:

	At 30 June 2021
	Carrying amount	Total contractual undiscounted cash flow	Within one year or on demand	More than one year but less than two years	More than two years but less than five years	More than five years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Short-term loans	37,649	38,385	38,385	–	–	–
Derivative financial liabilities	6,947	6,947	6,947	–	–	–
Bills payable	11,260	11,260	11,260	–	–	–
Accounts payable	216,268	216,268	216,268	–	–	–
Other payables and employee benefits payable	117,803	117,803	117,803	–	–	–
Non-current liabilities due within one year	29,397	30,516	30,516	–	–	–
Short-term corporate bonds	27,999	28,260	28,260	–	–	–
Long-term loans	43,149	46,387	1,019	18,334	24,131	2,903
Debentures payable	31,251	35,460	861	28,806	388	5,405
Lease liabilities	171,945	300,598	–	13,283	38,419	248,896
Total	693,668	831,884	451,319	60,423	62,938	257,204

63	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk (Continued)

	At 31 December 2020
	Carrying amount	Total contractual undiscounted cash flow	Within one year or on demand	More than one year but less than two years	More than two years but less than five years	More than five years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Short-term loans	20,756	20,950	20,950	–	–	–
Derivative financial liabilities	4,826	4,826	4,826	–	–	–
Bills payable	10,394	10,394	10,394	–	–	–
Accounts payable	151,262	151,262	151,262	–	–	–
Other payables and employee benefits payable	91,681	91,681	91,681	–	–	–
Non-current liabilities due within one year	22,493	23,880	23,880	–	–	–
Short-term corporate bonds	3,018	3,024	3,024	–	–	–
Long-term loans	45,459	49,074	936	4,638	41,009	2,491
Debentures payable	38,356	44,791	1,240	8,044	29,514	5,993
Lease liabilities	172,306	313,126	–	15,456	43,513	254,157
Total	560,551	713,008	308,193	28,138	114,036	262,641

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s short-term and long-term capital requirements.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a)	Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts denominated in USD. The Group enters into foreign exchange contracts to manage currency risk exposure.

Included primarily in short-term and long-term debts and lease liabilities are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

The Group

	At 30 June	At 31 December
	2021	2020
	million	million

Gross exposure arising from loans and lease liabilities
US Dollar	38	22

A 5 percent strengthening/weakening of Renminbi against the following currencies at 30 June 2021 and 31 December 2020 would have increased/decreased net profit for the period of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2020.

The Group

	At 30 June	At 31 December
	2021	2020
	RMB million	RMB million

US Dollar	12	5

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

63	FINANCIAL INSTRUMENTS (Continued)

Market risk (Continued)

(b)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term loans. Loans carrying interest at variable interest rates and at fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term loans of the Group are disclosed in Note 23 and Note 32, respectively.

At 30 June 2021, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net profit for the period by approximately RMB272 million (31 December 2020: decrease/increase RMB245 million). This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the balance sheet date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2020.

(c)	Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps contracts, to manage a portion of such risk.

At 30 June 2021, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. At 30 June 2021, the fair value of such derivative hedging financial instruments is derivative financial assets of RMB24,257 million (31 December 2020: RMB12,353 million) and derivative financial liabilities of RMB6,868 million (31 December 2020: RMB4,808 million).

At 30 June 2021, it is estimated that a general increase/decrease of USD10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would decrease/increase the Group’s net profit for the period by approximately RMB5,823 million (31 December 2020: increase/decrease RMB3,592 million), and increase/decrease the Group’s other comprehensive income by approximately RMB4,137 million (31 December 2020: increase/decrease RMB10,379 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2020.

Fair values

(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy. With the fair value of each financial instrument categorised in its entirely based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

•
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 30 June 2021

The Group

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million

Assets
Financial assets held for trading:
– Structured deposits	–	–	3,988	3,988
Derivative financial assets:
– Derivative financial assets	9,583	14,971	–	24,554
Receivables financing:
– Receivables financing	–	–	9,686	9,686
Other equity instrument investments:
– Other Investments	155	–	1,379	1,534
	9,738	14,971	15,053	39,762
Liabilities
Derivative financial liabilities:
– Derivative financial liabilities	2,046	4,901	–	6,947
	2,046	4,901	–	6,947

63	FINANCIAL INSTRUMENTS (Continued)

Fair values (Continued)

(i)	Financial instruments carried at fair value (Continued)

At 31 December 2020

The Group

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million

Assets
Financial assets held for trading:
– Structured deposits
– Equity investments, listed and at quoted market price	1	–	–	1
Derivative financial assets:
– Derivative financial assets	9,628	2,900	–	12,528
Receivables financing:
– Receivables financing	–	–	8,735	8,735
Other equity instrument investments:
– Other Investments	149	–	1,376	1,525
	9,778	2,900	10,111	22,789
Liabilities
Derivative financial liabilities:
– Derivative financial liabilities	2,471	2,355	–	4,826
	2,471	2,355	–	4,826

During the six-month period ended 30 June 2021, there was no transfer between instruments in Level 1 and Level 2.

Management of the Group uses discounted cash flow model with inputted interest rate and commodity index, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits and receivables financing classified as Level 3 financial assets.

(ii)	Fair values of financial instruments carried at other than fair value

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristic and maturities range from 0.28% to 4.65% (31 December 2020: from 0.77% to 4.65%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2021 and 31 December 2020:

	At 30 June	At 31 December
	2021	2020
	RMB million	RMB million

Carrying amount	73,798	76,674
Fair value	72,426	74,282

The Group has not developed an internal valuation model necessary to estimate the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure and the terms of the borrowings.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 30 June 2021 and 31 December 2020.

64	BASIC AND DILUTED EARNINGS/(LOSSES) PER SHARE

(i)	Basic earnings/(losses) per share

Basic earnings/(losses) per share is calculated by the net profit/(loss) attributable to equity shareholders of the Company and the weighted average number of outstanding ordinary shares of the Company:

	Six-month period ended 30 June
	2021	2020

Net profit/(loss) attributable to equity shareholders of the Company (RMB million)	39,153	(23,001)
Weighted average number of outstanding ordinary shares of the Company (million)	121,071	121,071
Basic earnings/(losses) per share (RMB/share)	0.323	(0.190)

The calculation of the weighted average number of ordinary shares is as follows:

	Six-month period ended 30 June
	2021	2020

Weighted average number of outstanding ordinary shares of the Company at 1 January (million)	121,071	121,071
Weighted average number of outstanding ordinary shares of the Company at 30 June (million)	121,071	121,071

(ii)	Diluted earnings/(losses) per share

There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share.

65	RETURN ON NET ASSETS AND EARNINGS/(LOSSES) PER SHARE

In accordance with “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares No.9 – Calculation and Disclosure of the Return on Net Assets and Earnings Per Share” (2010 revised) issued by the CSRC and relevant accounting standards, the Group’s return on net assets and earnings/(losses) per share are calculated as follows:

Six-month period ended 30 June	2021			2020
	Weighted average return on net assets	Basic losses per share	Diluted losses per share	Weighted average return on net assets	Basic earnings per share	Diluted earnings per share
	(%)	(RMB/Share)	(RMB/Share)	(%)	(RMB/Share)	(RMB/Share)

Net profit/(loss) attributable to the Company’s ordinary equity shareholders	5.19	0.323	0.323	(3.21)	(0.190)	(0.190)
Net profit/(loss) deducted extraordinary gains and losses attributable to the Company’s ordinary equity shareholders	5.10	0.317	0.317	(3.41)	(0.202)	(0.202)

66	NON-RECURRING PROFIT/LOSS ITEMS

Non-recurring profit/loss items	Six-month period ended 30 June 2021	Six-month period ended 30 June 2020
	(Profit)/loss (RMB Million)	(Profit)/loss (RMB Million)

Net profit on disposal of non-current assets	(281)	(89)
Donations	8	99
Government grants	(1,549)	(2,694)
Gains on holding and disposal of business and various investments	(166)	(42)
Other non-operating income and expenses, net	690	434
Net profit/(loss) acquired through business combination under common control during the reporting period	–	206
Subtotal	(1,298)	(2,086)
Tax effect	388	677
Total	(910)	(1,409)
Attributable to: Equity shareholders of the Company	(733)	(1,403)
Minority interests	(177)	(6)

REPORT OF THE INTERNATIONAL AUDITOR

REVIEW REPORT TO THE BOARD OF DIRECTORS OF CHINA PETROLEUM & CHEMICAL CORPORATION
(Incorporated in the People’s Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim financial report set out on page 103 to 134 which comprises the consolidated statement of financial position of China Petroleum & Chemical Corporation (the “Company”) as of 30 June 2021 and the related consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flow for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34, Interim Financial Reporting, issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of the interim financial report in accordance with International Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed term of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2021 is not prepared, in all material respects, in accordance with International Accounting Standard 34, Interim Financial Reporting.

KPMG
Certified Public Accountants

8th Floor, Prince’s Building
10 Chater Road
Central, Hong Kong

27 August 2021

(B)	FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
For the six-month period ended 30 June 2021
(Amounts in million, except per share data)

	Notes	Six-month period ended 30 June
		2021	2020
		RMB	RMB

Revenue
Revenue from primary business	3	1,231,980	1,006,808
Other operating revenues		29,623	26,256
		1,261,603	1,033,064
Operating expenses
Purchased crude oil, products and operating supplies and expenses		(947,242)	(835,004)
Selling, general and administrative expenses		(25,748)	(24,373)
Depreciation, depletion and amortisation		(54,267)	(51,465)
Exploration expenses, including dry holes		(4,846)	(4,465)
Personnel expenses		(45,010)	(38,476)
Taxes other than income tax	4	(120,866)	(108,711)
Impairment reversal/(losses) on trade and other receivables		55	(101)
Other operating (expenses)/income, net		(5,570)	7,872
Total operating expenses		(1,203,494)	(1,054,723)
Operating profit/(loss)		58,109	(21,659)
Finance costs
Interest expense		(7,658)	(8,083)
Interest income		2,662	2,267
Foreign currency exchange gains, net		95	553
Net finance costs		(4,901)	(5,263)
Investment income		114	65
Share of profits less losses from associates and joint ventures		11,133	8
Profit/(loss) before taxation		64,455	(26,849)
Income tax expense	5	(14,949)	5,791
Profit/(loss) for the period		49,506	(21,058)
Attributable to:
Shareholders of the Company		39,954	(21,844)
Non-controlling interests		9,552	786
Profit/(loss) for the period		49,506	(21,058)
Earnings/(losses) per share:
Basic	7	0.330	(0.180)
Diluted	7	0.330	(0.180)

Notes to the financial statements on pages 110 to 134 are parts of the interim condensed consolidated financial statements. Details of dividends payable to shareholders of the Company attributable to the profit for the period are set out in Note 6.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the six-month period ended 30 June 2021
(Amounts in million)

	Notes	Six-month period ended 30 June
		2021	2020
		RMB	RMB

Profit/(loss) for the period		49,506	(21,058)
Other comprehensive income:
Items that may not be reclassified subsequently to profit or loss
Equity investments at fair value through other comprehensive income		8	(30)
Total items that may not be reclassified subsequently to profit or loss		8	(30)
Items that may be reclassified subsequently to profit or loss
Share of other comprehensive income of associates and joint ventures		121	(1,781)
Cash flow hedges		8,640	(1,660)
Cost of hedging reserve		(40)	–
Foreign currency translation differences		(621)	1,059
Total items that may be reclassified subsequently to profit or loss		8,100	(2,382)
Total other comprehensive income		8,108	(2,412)
Total comprehensive income for the period		57,614	(23,470)
Attributable to:
Shareholders of the Company		47,938	(24,057)
Non-controlling interests		9,676	587
Total comprehensive income for the period		57,614	(23,470)

Notes to the financial statements on pages 110 to 134 are parts of the interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 30 June 2021
(Amounts in million)

	Notes	30 June	31 December
		2021	2020
		RMB	RMB

Non-current assets
Property, plant and equipment, net	8	580,689	589,247
Construction in progress	9	137,799	124,765
Right-of-use assets	10	268,240	266,368
Goodwill		8,609	8,620
Interest in associates		140,855	136,163
Interest in joint ventures		58,797	52,179
Financial assets at fair value through other comprehensive income	13	1,534	1,525
Deferred tax assets		29,989	25,054
Long-term prepayments and other assets	11	73,016	74,489
Total non-current assets		1,299,528	1,278,410
Current assets
Cash and cash equivalents		78,114	87,559
Time deposits with financial institutions		112,368	100,498
Financial assets at fair value through profit or loss		3,988	1
Derivative financial assets		24,554	12,528
Trade accounts receivable	12	71,843	35,587
Financial assets at fair value through other comprehensive income	13	9,686	8,735
Inventories		199,234	151,895
Prepaid expenses and other current assets		53,649	58,592
Total current assets		553,436	455,395
Current liabilities
Short-term debts	14	68,849	23,769
Loans from Sinopec Group Company and fellow subsidiaries	14	8,587	5,264
Lease liabilities	15	15,544	15,292
Derivative financial liabilities		6,947	4,826
Trade accounts payable and bills payable	16	227,528	161,656
Contract liabilities		127,920	126,160
Other payables		160,229	178,637
Income tax payable		8,391	6,586
Total current liabilities		623,995	522,190
Net current liabilities		70,559	66,795
Total assets less current liabilities		1,228,969	1,211,615
Non-current liabilities
Long-term debts	14	62,588	72,037
Loans from Sinopec Group Company and fellow subsidiaries	14	11,812	11,778
Lease liabilities	15	171,945	172,306
Deferred tax liabilities		10,572	8,124
Provisions		45,947	45,552
Other long-term liabilities		19,797	18,960
Total non-current liabilities		322,661	328,757
		906,308	882,858
Equity
Share capital	17	121,071	121,071
Reserves		643,137	620,423
Total equity attributable to shareholders of the Company		764,208	741,494
Non-controlling interests		142,100	141,364
Total equity		906,308	882,858

These financial statements have been approved and authorised for issue by the board of directors on 27 August 2021.

Ma Yongsheng	Shou Donghua
Director and President	Chief Financial Officer

Notes to the financial statements on pages 110 to 134 are parts of the interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six-month period ended 30 June 2020
(Amounts in million)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to shareholders of the Company	Non- controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at 31 December 2019	121,071	28,993	55,850	90,423	117,000	1,941	322,872	738,150	137,685	875,835
Contribution from SAMC in the Acquisition of Baling Branch of SAMC (Note 19)	–	737	–	–	–	–	59	796	673	1,469
Balance at 1 January 2020	121,071	29,730	55,850	90,423	117,000	1,941	322,931	738,946	138,358	877,304
(Loss)/profit for the period	–	–	–	–	–	–	(21,844)	(21,844)	786	(21,058)
Other comprehensive income	–	–	–	–	–	(2,213)	–	(2,213)	(199)	(2,412)
Total comprehensive income for the period	–	–	–	–	–	(2,213)	(21,844)	(24,057)	587	(23,470)
Amounts transferred to initial carrying amount of hedged items	–	–	–	–	–	234	–	234	45	279
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2019 (Note 6)	–	–	–	–	–	–	(23,004)	(23,004)	–	(23,004)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	(1,838)	(1,838)
Contributions to subsidiaries from non-controlling interests	–	–	–	–	–	–	–	–	2,363	2,363
Total contributions by and distributions to owners	–	–	–	–	–	–	(23,004)	(23,004)	525	(22,479)
Transaction with non-controlling interests	–	(70)	–	–	–	–	–	(70)	(69)	(139)
Total transactions with owners	–	(70)	–	–	–	–	(23,004)	(23,074)	456	(22,618)
Others	–	(27)	–	–	–	1,136	(1,076)	33	(14)	19
Balance at 30 June 2020	121,071	29,633	55,850	90,423	117,000	1,098	277,007	692,082	139,432	831,514

Notes to the financial statements on pages 110 to 134 are parts of the interim condensed consolidated financial statements.

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to shareholders of the Company	Non- controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at 1 January 2021	121,071	29,432	55,850	92,280	117,000	3,500	322,361	741,494	141,364	882,858
Profit for the period	–	–	–	–	–	–	39,954	39,954	9,552	49,506
Other comprehensive income	–	–	–	–	–	7,984	–	7,984	124	8,108
Total comprehensive income for the period	–	–	–	–	–	7,984	39,954	47,938	9,676	57,614
Amounts transferred to initial carrying amount of hedged items	–	–	–	–	–	(8,121)	–	(8,121)	(549)	(8,670)
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2020 (Note 6)	–	–	–	–	–	–	(15,739)	(15,739)	–	(15,739)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	(1,885)	(1,885)
Contributions to subsidiaries from non-controlling interests	–	–	–	–	–	–	–	–	559	559
Total contributions by and distributions to owners	–	–	–	–	–	–	(15,739)	(15,739)	(1,326)	(17,065)
Transaction with non-controlling interests	–	(1,384)	–	–	–	–	–	(1,384)	(6,818)	(8,202)
Total transactions with owners	–	(1,384)	–	–	–	–	(15,739)	(17,123)	(8,144)	(25,267)
Others	–	20	–	–	–	778	(778)	20	(247)	(227)
Balance at 30 June 2021	121,071	28,068	55,850	92,280	117,000	4,141	345,798	764,208	142,100	906,308

Note:

(a)	The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(b)
As at 30 June 2021, the amount of retained earnings available for distribution was RMB108,194 million (30 June 2020: RMB88,084 million), being the amount determined in accordance with CASs. According to the Articles of Association of the Company, the amount of retained earnings available for distribution to shareholders of the Company is lower of the amount determined in accordance with the accounting policies complying with CASs and the amount determined in accordance with the accounting policies complying with International Financial Reporting Standards (“IFRS”).

(c)
The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation (Note 1); and (ii) the difference between the considerations paid over or received the amount of the net assets of entities and related operations acquired from or sold to Sinopec Group Company and non-controlling interests.

(d)	The application of the share premium account is governed by Sections 167 and 168 of the PRC Company Law.

Notes to the financial statements on pages 110 to 134 are parts of the interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six-month period ended 30 June 2021
(Amounts in million)

	Notes	Six-month period ended 30 June
		2021	2020
		RMB	RMB

Net cash generated from operating activities	(a)	47,736	40,365
Investing activities
Capital expenditure		(49,236)	(48,003)
Exploratory wells expenditure		(6,787)	(5,106)
Purchase of investments, investments in associates and investments in joint ventures		(2,576)	(1,662)
Payments for financial assets at fair value through profit or loss		(6,650)	(4,700)
Proceeds from sale of financial assets at fair value through profit or loss		2,700	4,300
Proceeds from disposal of investments and investments in associates		4,937	1,207
Proceeds from disposal of property, plant, equipment and other non-current assets		502	1,522
Increase in time deposits with maturities over three months		(33,073)	(51,566)
Decrease in time deposits with maturities over three months		17,558	26,426
Interest received		1,595	1,081
Investment and dividend income received		3,316	2,744
Proceeds from/(payments of) other investing activities		1,923	(1,848)
Net cash used in investing activities		(65,791)	(75,605)
Financing activities
Proceeds from bank and other loans		170,144	403,021
Repayments of bank and other loans		(130,857)	(308,951)
Contributions to subsidiaries from non-controlling interests		302	3,267
Dividends paid by the Company		(15,739)	(23,004)
Distributions by subsidiaries to non-controlling interests		(1,203)	(918)
Interest paid		(2,239)	(3,487)
Payments made to acquire non-controlling interests		(1,410)	(1,117)
Repayments of lease liabilities		(9,408)	(7,786)
Proceeds from other financing activities		–	296
Payments of other financing activities		(528)	(97)
Net cash generated from financing activities		9,062	61,224
Net (decrease)/increase in cash and cash equivalents		(8,993)	25,984
Cash and cash equivalents at 1 January		87,559	60,438
Effect of foreign currency exchange rate changes		(452)	504
Cash and cash equivalents at 30 June		78,114	86,926

Notes to the financial statements on pages 110 to 134 are parts of the interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six-month period ended 30 June 2021
(Amounts in million)

(a)	Reconciliation from profit before taxation to net cash generated from operating activities

	Six-month period ended 30 June
	2021	2020
	RMB	RMB

Operating activities
Profit/(loss) before taxation	64,455	(26,849)
Adjustments for:
Depreciation, depletion and amortisation	54,267	51,465
Dry hole costs written off	2,640	3,287
Share of profits less losses from associates and joint ventures	(11,133)	(8)
Investment income	(114)	(65)
Interest income	(2,662)	(1,391)
Interest expense	7,658	7,629
Loss on foreign currency exchange rate changes and derivative financial instruments	520	1,651
Loss on disposal of property, plant, equipment and other non-current assets, net	63	111
Impairment losses on assets	926	11,667
Credit impairment (reversal)/losses	(55)	101
	116,565	47,598
Net changes from:
Accounts receivable and other current assets	(46,497)	(10,974)
Inventories	(47,769)	793
Accounts payable and other current liabilities	41,049	7,502
	63,348	44,919
Income tax paid	(15,612)	(4,554)
Net cash generated from operating activities	47,736	40,365

Notes to the financial statements on pages 110 to 134 are parts of the interim condensed consolidated financial statements

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six-month period ended 30 June 2021

1	PRINCIPAL ACTIVITIES AND ORGANISATION

Principal activities

China Petroleum & Chemical Corporation (the “Company”) is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the “Group”), engages in oil and gas and chemical operations in the People’s Republic of China (the “PRC”). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil and natural gas by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organisation

The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the “Reorganisation”) of China Petrochemical Corporation (“Sinopec Group Company”), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

As part of the Reorganisation, certain of Sinopec Group Company’s core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company on that date. The oil and gas and chemical operations and businesses transferred to the Company were related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sales of chemicals.

2	BASIS OF PREPARATION

This interim condensed consolidated financial report for the half-year reporting period ended 30 June 2021 has been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’.

The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2020 and any public announcements made by the Group during the interim reporting period.

(a)	New and amended standards and interpretations adopted by the Group

A number of new or amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these new or amended standards. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

3	REVENUE FROM PRIMARY BUSINESS

Revenue from primary business mainly represents revenue from the sales of refined petroleum products, chemical products, crude oil and natural gas.

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Gasoline	345,353	260,303
Diesel	226,152	205,806
Crude oil	204,510	199,035
Basic chemical feedstock	112,709	70,192
Synthetic resin	70,721	55,957
Kerosene	51,165	38,960
Natural gas	30,019	22,269
Synthetic fiber monomers and polymers	21,182	19,743
Others (i)	170,169	134,543
	1,231,980	1,006,808

Note:

(i)	Others are primarily liquefied petroleum gas and other refinery and chemical by-products and joint products.

4	TAXES OTHER THAN INCOME TAX

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Consumption tax	100,539	90,966
City construction tax	8,288	7,451
Education surcharge	6,128	5,454
Resources tax	3,004	2,237
Others	2,907	2,603
	120,866	108,711

5	INCOME TAX EXPENSE

Income tax expense in the consolidated income statement represents:

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Current tax
– Provision for the period	17,286	4,079
– Adjustment of prior years	36	349
Deferred taxation	(2,373)	(10,219)
	14,949	(5,791)

6	DIVIDENDS

Dividends payable to shareholders of the Company attributable to the period represent:

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Interim dividends declared after the date of the statement of financial position of RMB0.16 per share (2020: RMB0.07 per share)	19,371	8,475

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 27 August 2021, the directors authorised to declare the interim dividends for the year ended 31 December 2021 of RMB0.16 (2020: RMB0.07) per share totalling RMB19,371 million (2020: RMB8,475 million). Dividends declared after the date of the statement of financial position are not recognised as a liability at the date of the statement of financial position.

Dividends payable to shareholders of the Company attributable to the previous financial year, approved during the period represent:

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Final cash dividends in respect of the previous financial year, approved during the period of RMB0.13 per share (2020: RMB0.19 per share)	15,739	23,004

Pursuant to the shareholders’ approval at the Annual General Meeting on 25 May 2021, a final dividend of RMB0.13 per share totalling RMB15,739 million according to total shares on 16 June 2021 was approved. All dividends have been paid in June 2021.

Pursuant to the shareholders’ approval at the Annual General Meeting on 19 May 2020, a final dividend of RMB0.19 per share totalling RMB23,004 million according to total shares on 9 June 2020 was approved. All dividends have been paid in June 2020.

7	BASIC AND DILUTED EARNINGS/(LOSSES) PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2021 is based on profit attributable to ordinary shareholders of the Company of RMB39,954 million (six-month period ended 30 June 2020: loss of RMB21,844 million) and the weighted average number of shares of 121,071,209,646 (six-month period ended 30 June 2020: 121,071,209,646) during the period.

There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share.

8	PROPERTY, PLANT AND EQUIPMENT

			Equipment,
	Plants and	Oil and gas	machinery
	buildings	properties	and others	Total
	RMB million	RMB million	RMB million	RMB million

Cost:
Balance at 1 January 2020	130,234	727,552	1,016,794	1,874,580
Additions	341	582	1,427	2,350
Transferred from construction in progress	2,407	11,562	15,476	29,445
Reclassifications	330	(12)	(318)	–
Reclassified to other long-term assets	(46)	–	(262)	(308)
Disposals	(83)	(309)	(2,110)	(2,502)
Exchange adjustments	41	647	65	753
Balance at 30 June 2020	133,224	740,022	1,031,072	1,904,318
Balance at 1 January 2021	136,445	757,592	986,094	1,880,131
Additions	28	739	303	1,070
Transferred from construction in progress	2,016	14,967	18,114	35,097
Reclassifications	43	(32)	(11)	–
Invest into the joint ventures and associated companies	(1)	–	(5)	(6)
Reclassified to other long-term assets	(396)	(14)	(359)	(769)
Disposals	(263)	(188)	(3,596)	(4,047)
Exchange adjustments	(23)	(408)	(38)	(469)
Balance at 30 June 2021	137,849	772,656	1,000,502	1,911,007
Accumulated depreciation:
Balance at 1 January 2020	59,859	587,192	601,837	1,248,888
Depreciation for the period	2,165	14,113	24,573	40,851
Impairment losses for the period	–	–	30	30
Reclassifications	62	(5)	(57)	–
Other additions	94	–	78	172
Reclassified to other long-term assets	(20)	–	(27)	(47)
Written back on disposals	(40)	(1)	(1,691)	(1,732)
Exchange adjustments	20	612	37	669
Balance at 30 June 2020	62,140	601,911	624,780	1,288,831
Balance at 1 January 2021	62,297	620,720	607,867	1,290,884
Depreciation for the period	2,251	17,247	23,662	43,160
Impairment losses for the period	28	–	456	484
Reclassifications	111	(28)	(83)	–
Invest into the joint ventures and associated companies	–	–	(3)	(3)
Reclassified to other long-term assets	(57)	(5)	(39)	(101)
Written back on disposals	(196)	–	(3,485)	(3,681)
Exchange adjustments	(12)	(392)	(21)	(425)
Balance at 30 June 2021	64,422	637,542	628,354	1,330,318
Net book value:
Balance at 1 January 2020	70,375	140,360	414,957	625,692
Balance at 30 June 2020	71,084	138,111	406,292	615,487
Balance at 1 January 2021	74,148	136,872	378,227	589,247
Balance at 30 June 2021	73,427	135,114	372,148	580,689

The additions to oil and gas properties of the Group for the six-month period ended 30 June 2021 included RMB728 million (six-month period ended 30 June 2020: RMB582 million) of estimated dismantlement costs for site restoration.

At 30 June 2021 and 31 December 2020, the Group had no individual significant property, plant and equipment which have been pledged.

At 30 June 2021 and 31 December 2020, the Group had no individual significant property, plant and equipment which were temporarily idle or pending for disposal.

At 30 June 2021 and 31 December 2020, the Group had no individual significant fully depreciated property, plant and equipment which were still in use.

9	CONSTRUCTION IN PROGRESS

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Balance at 1 January	124,765	173,872
Additions	54,806	43,750
Dry hole costs written off	(2,640)	(3,287)
Transferred to property, plant and equipment	(35,097)	(29,445)
Reclassification to other long-term assets	(4,021)	(2,829)
Disposals and others	12	1
Exchange adjustments	(26)	(4)
Balance at 30 June	137,799	182,058

As at 30 June 2021, the amount of capitalised cost of exploratory wells included in construction in progress related to the exploration and production segment was RMB12,774 million (31 December 2020: RMB11,129 million). The geological and geophysical exploration costs paid during the period ended 30 June 2021 were RMB2,103 million (six-month period ended 30 June 2020: RMB1,084 million).

10	RIGHT-OF-USE ASSETS

	Land	Others	Total
	RMB million	RMB million	RMB million

Cost:
Balance at 1 January 2021	253,144	41,268	294,412
Additions	6,216	6,584	12,800
Decreases	(1,863)	(1,718)	(3,581)
Balance at 30 June 2021	257,497	46,134	303,631
Accumulated depreciation:
Balance at 1 January 2021	17,563	10,481	28,044
Additions	5,046	3,392	8,438
Decreases	(150)	(941)	(1,091)
Balance at 30 June 2021	22,459	12,932	35,391
Net book value:
Balance at 1 January 2021	235,581	30,787	266,368
Balance at 30 June 2021	235,038	33,202	268,240

11	LONG-TERM PREPAYMENTS AND OTHER ASSETS

	30 June	31 December
	2021	2020
	RMB million	RMB million

Operating rights of service stations	30,935	31,856
Prepayment to Sinopec Group Company and fellow subsidiaries	2,976	2,801
Prepayments for construction projects to third parties	9,280	5,861
Others (i)	29,825	33,971
	73,016	74,489

Note:

(i)	Others mainly comprise catalyst expenditures and improvement expenditures of leased assets.

The cost of operating rights of service stations is charged to expense on a straight-line basis over the respective periods of the rights. The movement of operating rights of service stations is as follows:

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Operating rights of service stations
Cost:
Balance at 1 January	53,567	53,549
Additions	345	115
Decreases	(176)	(47)
Balance at 30 June	53,736	53,617
Accumulated amortisation:
Balance at 1 January	21,711	19,536
Additions	1,148	1,146
Decreases	(58)	(16)
Balance at 30 June	22,801	20,666
Net book value at 30 June	30,935	32,951

12	TRADE ACCOUNTS RECEIVABLE

	30 June	31 December
	2021	2020
	RMB million	RMB million

Amounts due from third parties	63,122	22,536
Amounts due from Sinopec Group Company and fellow subsidiaries	4,689	12,120
Amounts due from associates and joint ventures	7,803	4,791
	75,614	39,447
Less: Loss allowance for expected credit losses	(3,771)	(3,860)
	71,843	35,587

The ageing analysis of trade accounts receivable (net of loss allowance for expected credit losses) is as follows:

	30 June	31 December
	2021	2020
	RMB million	RMB million

Within one year	70,640	34,509
Between one and two years	1,034	931
Between two and three years	100	64
Over three years	69	83
	71,843	35,587

Loss allowance for expected credit losses are analysed as follows:

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Balance at 1 January	3,860	1,848
Provision for the period	14	149
Written back for the period	(50)	(30)
Written off for the period	(13)	(9)
Others	(40)	14
Balance at 30 June	3,771	1,972

Sales are generally on cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

These receivables relate to a wide range of customers for whom there is no recent history of default.

Information about the impairment of trade accounts receivable and the Group’s exposure to credit risk can be found in Note 22.

13	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	30 June	31 December
	2021	2020
	RMB million	RMB million

Non-current assets
Unlisted equity instruments	1,379	1,376
Listed equity instruments	155	149
	1,534	1,525
Current assets
Trade accounts receivable and bills receivable (i)	9,686	8,735

Note:

(i)
As at 30 June 2021, bills receivable and certain trade accounts receivable were classified as financial assets at fair value through other comprehensive income, as relevant business model is achieved both by collecting contractual cash flows and selling of these assets.

14	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

Short-term debts represent:

	30 June	31 December
	2021	2020
	RMB million	RMB million

Third parties’ debts
Short-term bank loans	29,640	16,111
RMB denominated	29,570	16,111
United States Dollar (“USD”) denominated	70	–
Short-term other loans	–	3
RMB denominated	–	3
Current portion of long-term bank loans	4,210	4,637
RMB denominated	4,187	4,613
USD denominated	23	24
Current portion of long-term corporate bonds	7,000	–
RMB denominated	7,000	–
	11,210	4,637
Corporate bonds (i)	27,999	3,018
RMB denominated	27,999	3,018
	68,849	23,769
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	8,009	4,642
RMB denominated	739	1,141
USD denominated	6,981	3,298
Hong Kong Dollar (“HKD”) denominated	59	31
European Dollar denominated	230	172
Current portion of long-term loans	578	622
RMB denominated	578	622
	8,587	5,264
	77,436	29,033

The Group’s weighted average interest rates on short-term loans were 2.50% (31 December 2020: 2.53%) per annum at 30 June 2021. The above borrowings are unsecured.

14	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Long-term debts represent:

	Interest rate and final maturity	30 June	31 December
		2021	2020
		RMB million	RMB million

Third parties’ debts
Long-term bank loans
RMB denominated	Interest rates ranging from 1.08% to	35,470	38,226
	3.73% per annum at 30 June 2021
	with maturities through 2039
USD denominated	Interest rates at 1.55% per annum at 30 June 2021	77	92
	with maturities through 2030
		35,547	38,318
Corporate bonds
RMB denominated	Fixed interest rates ranging from 2.20% to	26,982	26,977
	4.90% per annum at 30 June 2021
	with maturities through 2023
USD denominated	Fixed interest rates ranging from 3.13% to	11,269	11,379
	4.25% per annum at 30 June 2021
	with maturities through 2043
		38,251	38,356
Total third parties’ long-term debts		73,798	76,674
Less: Current portion		(11,210)	(4,637)
		62,588	72,037
Long-term loans from Sinopec Group Company and fellow subsidiaries
RMB denominated	Interest rates ranging from 1.08% to	11,115	11,013
	5.23% per annum at 30 June 2021
	with maturities through 2037
USD denominated	Interest rates at 1.60% per annum at 30 June 2021	1,275	1,387
	with maturities through 2027
Less: Current portion		(578)	(622)
		11,812	11,778
		74,400	83,815
Short-term and long-term bank loans, short-term other loans and loans from Sinopec Group Company and fellow subsidiaries are primarily unsecured and carried at amortised cost.

Note:

(i)
The total amount of the 180-day corporate bonds issued on 4 February 2021 is RMB5 billion with a fixed rate at 2.50% per annum; the total amount of the 119-day corporate bonds issued on 4 March 2021 is RMB11 billion with a fixed rate at 2.65% per annum; the total amount of the 180-day corporate bonds issued on 25 March 2021 is RMB3 billion with a fixed rate at 2.64% per annum; the total amount of the 120-day corporate bonds issued on 29 March 2021 is RMB8 billion with a fixed rate at 2.45% per annum; the total amount of the 60-day corporate bonds issued on 16 June 2021 is RMB1 billion with a fixed rate at 2.25% per annum.

These corporate bonds are carried at amortised cost.

15	LEASE LIABILITIES

	30 June	31 December
	2021	2020
	RMB million	RMB million

Lease liabilities
Current	15,544	15,292
Non-current	171,945	172,306
	187,489	187,598

16	TRADE ACCOUNTS PAYABLE AND BILLS PAYABLE

	30 June	31 December
	2021	2020
	RMB million	RMB million

Amounts due to third parties	200,924	132,136
Amounts due to Sinopec Group Company and fellow subsidiaries	8,169	11,384
Amounts due to associates and joint ventures	7,175	7,742
	216,268	151,262
Bills payable	11,260	10,394
Trade accounts payable and bills payable measured at amortised cost	227,528	161,656

The ageing analysis of trade accounts payable and bills payable is as follows:

	30 June	31 December
	2021	2020
	RMB million	RMB million

Within 1 month or on demand	203,919	146,295
Between 1 month and 6 months	18,596	9,665
Over 6 months	5,013	5,696
	227,528	161,656

17	SHARE CAPITAL

	30 June	31 December
	2021	2020
	RMB million	RMB million

Registered, issued and fully paid
95,557,771,046 listed A shares (31 December 2020: 95,557,771,046) of RMB1.00 each	95,558	95,558
25,513,438,600 listed H shares (31 December 2020: 25,513,438,600) of RMB1.00 each	25,513	25,513
	121,071	121,071

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB1.00 each and offer not more than 19.5 billion shares with a par value of RMB1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HKD1.59 per H share and USD20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 state-owned ordinary shares of RMB1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB1.00 each at RMB4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2010, the Company issued 88,774 listed A shares with a par value of RMB1.00 each, as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants.

During the year ended 31 December 2011, the Company issued 34,662 listed A shares with a par value of RMB1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2012, the Company issued 117,724,450 listed A shares with a par value of RMB1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

On 14 February 2013, the Company issued 2,845,234,000 listed H shares (“the Placing”) with a par value of RMB1.00 each at the Placing Price of HKD8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD24,042,227,300.00 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD23,970,100,618.00.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings, and 1 share transferred from the share premium for every 10 existing shares.

During the year ended 31 December 2013, the Company issued 114,076 listed A shares with a par value of RMB1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

17	SHARE CAPITAL (Continued)

During the year ended 31 December 2014, the Company issued 1,715,081,853 listed A shares with a par value of RMB1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2015, the Company issued 2,790,814,006 listed A shares with a par value of RMB1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimises the structure of the Group’s capital, which comprises of equity and debts. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to shareholders of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 30 June 2021, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 8.9% (31 December 2020: 10.2%) and 51.1% (31 December 2020: 49.1%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Note 14 and 18, respectively.

There were no changes in the management’s approach to capital management of the Group during the period. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

18	COMMITMENTS AND CONTINGENT LIABILITIES

Capital commitments

At 30 June 2021 and 31 December 2020, capital commitments of the Group are as follows:

	30 June	31 December
	2021	2020
	RMB million	RMB million

Authorised and contracted for (i)	115,260	171,335
Authorised but not contracted for	69,102	33,942
	184,362	205,277

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note:

(i)	The investment commitments of the Group is RMB9,135 million (31 December 2020: RMB13,172 million).

Commitments to joint ventures

Pursuant to certain of the joint venture agreements entered into by the Group, the Group is obliged to purchase products from the joint ventures based on market prices.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Natural Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Natural Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Natural Resources annually which are expensed.

18	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Exploration and production licenses (Continued)

Estimated future annual payments are as follows:

	30 June	31 December
	2021	2020
	RMB million	RMB million

Within one year	118	390
Between one and two years	76	99
Between two and three years	67	66
Between three and four years	63	63
Between four and five years	38	56
Thereafter	815	824
	1,177	1,498

Contingent liabilities

At 30 June 2021 and 31 December 2020, the guarantees by the Group in respect of facilities granted to the parties below are as follows:

	30 June	31 December
	2021	2020
	RMB million	RMB million

Joint ventures (ii)	6,035	6,390
Associates (iii)	6,760	8,450
	12,795	14,840

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss will occur, and recognises any such losses under guarantees when those losses are reliably estimable. At 30 June 2021 and 31 December 2020, the Group estimates that there is no need to pay for the guarantees. Thus no liability has been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

Note:

(i)
The Group provided a guarantee in respect to standby credit facilities granted to Zhongan United Coal Chemical Co., Ltd. (“Zhongan United”) by banks amount to RMB7,100 million. At 30 June 2021, the amount withdrawn by Zhongan United from banks and guaranteed by the Group was RMB6,035 million (31 December 2020: RMB6,390 million).

(ii)
The Group provided a guarantee in respect to standby credit facilities granted to Zhongtian Synergetic Energy Company Limited (“Zhongtian Synergetic Energy”) by banks amount to RMB17,050 million. As at 30 June 2021, the amount withdrawn by Zhongtian Synergetic Energy and guaranteed by the Group was RMB6,760 million (31 December 2020: RMB8,450 million).

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material.

The Group paid normal routine pollutant discharge fees of approximately RMB4,208 million in the consolidated financial statements for the six-month period ended 30 June 2021 (six-month period ended 30 June 2020: RMB3,605 million).

Legal contingencies

The Group is defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

19	BUSINESS COMBINATION

Pursuant to the resolution passed at the Directors’ meeting on 28 October 2020, the Company entered into an Agreement with Sinopec Assets Management Corporation (“SAMC”) in relation to the formation of Sinopec Baling Petrochemical Co. Ltd (“Baling Petrochemical”). According to the Agreement, the Company and SAMC subscribed capital contribution with the business of Baling area respectively and some cash. After the capital injection, the Company remained to hold 55% of Baling Petrochemical’s voting rights and was still able to control Baling Petrochemical.

As Sinopec Group Company controls both the Company and SAMC, the transaction described above between Sinopec and SAMC has been accounted as business combination under common control. Accordingly, the assets and liabilities of which SAMC subscribed have been accounted for at historical cost, and the consolidated financial statements of the Group prior to these acquisitions have been restated to include the results of operation and the assets and liabilities of Baling Branch of SAMC on a combined basis.

Baling Petrochemical is mainly engaged in the production and sales of petrochemicals, chemical fibers, fertilizers, fine chemical products and other chemical products.

The financial condition as at 31 December 2020 and results of operation for the six-month period ended 30 June 2020 previously reported by the Group have been restated.

20	RELATED PARTY TRANSACTIONS

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to control or common control. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures

The Group is part of a larger group of companies under Sinopec Group Company, which is controlled by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business are as follows:

	Note	Six-month period ended 30 June
		2021	2020
		RMB million	RMB million

Sales of goods	(i)	136,079	106,817
Purchases	(ii)	95,876	65,233
Transportation and storage	(iii)	6,966	3,820
Exploration and development services	(iv)	15,046	11,395
Production related services	(v)	14,707	10,615
Ancillary and social services	(vi)	642	1,556
Agency commission income	(vii)	97	67
Interest income	(viii)	381	422
Interest expense	(ix)	196	573
Net deposits placed with related parties	(viii)	733	10,941
Net funds obtained from related parties	(x)	6,241	55,961

The amounts set out in the table above in respect of the six-month periods ended 30 June 2021 and 2020 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

Included in the transactions disclosed above, for the six-month period ended 30 June 2021 are: a) purchases by the Group from Sinopec Group Company and fellow subsidiaries amounting to RMB82,512 million (six-month period ended 30 June 2020: RMB53,639 million) comprising purchases of products and services (i.e. procurement, transportation and storage, exploration and development services and production related services) of RMB75,926 million (six-month period ended 30 June 2020: RMB45,475 million), ancillary and social services provided by Sinopec Group Company and fellow subsidiaries of RMB642 million (six-month period ended 30 June 2020: RMB1,556 million), lease charges for land, buildings and others paid by the Group of RMB5,402 million, RMB423 million and RMB74 million (six-month period ended 30 June 2020: RMB5,558 million, RMB269 million and RMB208 million), respectively and interest expenses of RMB196 million (six-month period ended 30 June 2020: RMB573 million); and b) sales by the Group to Sinopec Group Company and fellow subsidiaries amounting to RMB25,596 million (six-month period ended 30 June 2020: RMB31,879 million), comprising RMB25,179 million (six-month period ended 30 June 2020: RMB31,418 million) for sales of goods, RMB381 million (six-month period ended 30 June 2020: RMB422 million) for interest income and RMB36 million (six-month period ended 30 June 2020: RMB39 million) for agency commission income.

20	RELATED PARTY TRANSACTIONS (Continued)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)

For the six-month period ended 30 June 2021, no individually significant right-of-use assets were leased from Sinopec Group Company and fellow subsidiaries, associates and joint ventures by the Group. The interest expense recognised for the six-month period ended 30 June 2021 on lease liabilities in respect of amounts due to Sinopec Group Company and fellow subsidiaries, associates and joint ventures was RMB3,730 million (six-month period ended 30 June 2020: RMB4,122 million).

For the six-month period ended 30 June 2021, the amount of rental the Group paid to Sinopec Group Company and fellow subsidiaries, associates and joint ventures for land, buildings and others are RMB5,404 million, RMB425 million and RMB151 million (six-month period ended 30 June 2020: RMB5,560 million, RMB271 million and RMB283 million), including pursuant to the continuing connected transaction agreements signed in 2000, the Fifth Supplementary Agreement and the Fourth Revised Memorandum of land use rights leasing contract on 24 August 2018, the amount of rental the Group paid to Sinopec Group Company for land and buildings are RMB5,402 million and RMB272 million (six-month period ended 30 June 2020: RMB5,558 million and RMB269 million).

As at 30 June 2021 and 31 December 2020, there was no guarantee given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, except for the guarantees disclosed in Note 18.

Note:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management, environmental protection and management services.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens and property maintenance.

(vii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(viii)
Interest income represents interest received from deposits placed with Sinopec Finance Company Limited (“Sinopec Finance”) and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 30 June 2021 was RMB54,150 million (31 December 2020: RMB53,417 million).

(ix)	Interest expense represents interest charges on the loans obtained from Sinopec Group Company and fellow subsidiaries.

(x)	The Group obtained loans, discounted bills and others from Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the six-month period ended 30 June 2021. The terms of these agreements are summarised as follows:

•
The Company has entered into a non-exclusive “Agreement for Mutual Provision of Products and Ancillary Services” (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six-months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

(1)	the government-prescribed price;

(2)	where there is no government-prescribed price, the government-guidance price;

(3)	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

(4)	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

20	RELATED PARTY TRANSACTIONS (Continued)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)

•
The Company has entered into a non-exclusive “Agreement for Provision of Cultural and Educational, Health Care and Community Services” with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as described in the above Mutual Provision Agreement.

•
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

•
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

•
The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

•
On the basis of a series of continuing connected transaction agreements signed in 2000, the Company and Sinopec Group Company have signed the Fifth Supplementary Agreement and the Fourth Revised Memorandum of land use rights leasing contract on 24 August 2018, which took effect on 1 January 2019 and made adjustment to “Mutual Supply Agreement”, “Agreement for Provision of Cultural and Educational, Health Care and Community Services”, “Buildings Leasing Contract”, “Intellectual Property Contract” and “Land Use Rights Leasing Contract”, etc.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures included in the following accounts captions are summarised as follows:

	30 June	31 December
	2021	2020
	RMB million	RMB million

Trade accounts receivable	12,478	16,896
Financial assets at fair value through other comprehensive income	591	760
Prepaid expenses and other current assets	13,507	19,305
Long-term prepayments and other assets	6,534	6,435
Total	33,110	43,396
Trade accounts payable and bills payable	18,852	22,805
Contract liabilities	5,684	5,940
Other payables	29,461	12,116
Other long-term liabilities	3,227	3,010
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	8,587	5,264
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	11,812	11,778
Lease liabilities (including to be paid within one year)	160,869	162,048
Total	238,492	222,961

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 14.

As at and for the six-month period ended 30 June 2021, and as at and for the year ended 31 December 2020, no individually significant impairment losses for bad and doubtful debts were recognised in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

20	RELATED PARTY TRANSACTIONS (Continued)

(b)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensation is as follows:

	Six-month period ended 30 June
	2021	2020
	RMB’000	RMB’000

Short-term employee benefits	1,771	3,675
Retirement scheme contributions	120	165
	1,891	3,840

(c)	Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. As at 30 June 2021 and 31 December 2020, the accrual for the contribution to post-employment benefit plans was not material.

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organisations (collectively referred as “state-controlled entities”).

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities, include but not limited to the followings:

•	sales and purchases of goods and ancillary materials;

•	rendering and receiving services;

•	lease of assets;

•‧	depositing and borrowing money; and

•	uses of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled.

21	SEGMENT REPORTING

Segment information is presented in respect of the Group’s business segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i)	Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining, which processes and purifies crude oil, that is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)	Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

(v)	Corporate and others, which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

21	SEGMENT REPORTING (Continued)

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating profit basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for interest in associates and joint ventures, non-current financial assets at fair value through other comprehensive income, deferred tax assets, cash and cash equivalents, time deposits with financial institutions and other unallocated assets. Segment liabilities exclude short-term debts, income tax payable, long-term debts, loans from Sinopec Group Company and fellow subsidiaries, deferred tax liabilities and other unallocated liabilities.

Information of the Group’s reportable segments is as follows:

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Revenue from primary business
Exploration and production
External sales	67,727	48,011
Inter-segment sales	39,391	28,752
	107,118	76,763
Refining
External sales	80,079	50,194
Inter-segment sales	543,540	386,115
	623,619	436,309
Marketing and distribution
External sales	613,521	510,446
Inter-segment sales	2,967	2,282
	616,488	512,728
Chemicals
External sales	197,926	148,865
Inter-segment sales	30,025	25,786
	227,951	174,651
Corporate and others
External sales	272,727	260,979
Inter-segment sales	340,701	222,719
	613,428	483,698
Elimination of inter-segment sales	(956,624)	(677,341)
Revenue from primary business	1,231,980	1,006,808
Other operating revenues
Exploration and production	2,408	2,166
Refining	2,390	2,049
Marketing and distribution	18,682	17,073
Chemicals	5,232	4,041
Corporate and others	911	927
Other operating revenues	29,623	26,256
Revenue	1,261,603	1,033,064

21	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Result
Operating profit/(loss)
By segment
– Exploration and production	6,233	(6,002)
– Refining	39,398	(31,689)
– Marketing and distribution	16,068	8,664
– Chemicals	13,005	3,036
– Corporate and others	(3,735)	(168)
– Elimination	(12,860)	4,500
Total segment operating profit/(loss)	58,109	(21,659)
Share of profits/(losses) from associates and joint ventures
– Exploration and production	1,472	737
– Refining	596	(1,688)
– Marketing and distribution	1,606	313
– Chemicals	4,933	(407)
– Corporate and others	2,526	1,053
Aggregate share of profits from associates and joint ventures	11,133	8
Investment income
– Exploration and production	47	42
– Refining	(5)	(56)
– Marketing and distribution	7	9
– Chemicals	(42)	2
– Corporate and others	107	68
Aggregate investment income	114	65
Net finance costs	(4,901)	(5,263)
Profit/(loss) before taxation	64,455	(26,849)

	30 June	31 December
	2021	2020
	RMB million	RMB million

Assets
Segment assets
– Exploration and production	359,451	354,024
– Refining	288,164	270,431
– Marketing and distribution	383,640	373,430
– Chemicals	204,830	186,033
– Corporate and others	166,189	118,458
Total segment assets	1,402,274	1,302,376
Interest in associates and joint ventures	199,652	188,342
Financial assets at fair value through other comprehensive income	1,534	1,525
Deferred tax assets	29,989	25,054
Cash and cash equivalents, time deposits with financial institutions	190,482	188,057
Other unallocated assets	29,033	28,451
Total assets	1,852,964	1,733,805
Liabilities
Segment liabilities
– Exploration and production	169,964	163,588
– Refining	80,228	136,869
– Marketing and distribution	244,266	234,309
– Chemicals	58,141	49,497
– Corporate and others	202,104	119,215
Total segment liabilities	754,703	703,478
Short-term debts	68,849	23,769
Income tax payable	8,391	6,586
Long-term debts	62,588	72,037
Loans from Sinopec Group Company and fellow subsidiaries	20,399	17,042
Deferred tax liabilities	10,572	8,124
Other unallocated liabilities	21,154	19,911
Total liabilities	946,656	850,947

21	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

Capital expenditure
Exploration and production	23,965	20,470
Refining	7,887	9,536
Marketing and distribution	6,773	8,646
Chemicals	18,961	6,308
Corporate and others	355	221
	57,941	45,181
Depreciation, depletion and amortisation
Exploration and production	23,745	21,307
Refining	10,018	9,911
Marketing and distribution	11,459	11,529
Chemicals	7,557	7,114
Corporate and others	1,488	1,604
	54,267	51,465
Impairment losses on long-lived assets
Exploration and production	–	3
Refining	427	2
Marketing and distribution	52	75
Chemicals	50	2
Corporate and others	–	–
	529	82

(2)	Geographical information

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million

External sales
Mainland China	973,328	785,959
Singapore	141,109	126,729
Others	147,166	120,376
	1,261,603	1,033,064

	30 June	31 December
	2021	2020
	RMB million	RMB million

Non-current assets
Mainland China	1,218,699	1,211,441
Others	45,742	36,782
	1,264,441	1,248,223

22	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview

Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, financial assets at fair value through profit or loss, derivative financial assets, trade accounts receivable, amounts due from Sinopec Group Company and fellow subsidiaries, amounts due from associates and joint ventures, financial assets at fair value through other comprehensive income (“FVOCI”) and other receivables. Financial liabilities of the Group include short-term debts, loans from Sinopec Group Company and fellow subsidiaries, derivative financial liabilities, trade accounts payable and bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, amounts due to associates and joint ventures, other payables, long-term debts and lease liabilities.

The Group has exposure to the following risks from its uses of financial instruments:

•	credit risk;

•	liquidity risk; and

•‧	market risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, and set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management controls and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

(i)	Risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions (including structured deposits) and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. No single customer accounted for greater than 10% of total trade accounts receivable at 30 June 2021, except the amounts due from Sinopec Group Company and fellow subsidiaries. Management performs ongoing credit evaluations of the Group’s customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, financial assets at fair value through profit or loss, derivative financial assets, trade accounts receivable, financial assets at FVOCI and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

(ii)	Impairment of financial assets

The Group’s primary type of financial assets that are subject to the expected credit loss model is cash deposits, trade accounts receivable and bills receivable and other receivables.

The Group’s cash deposits are placed only with large financial institutions with acceptable credit ratings, and there is no material impairment loss identified.

For trade accounts receivable and financial assets at FVOCI, the Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade accounts receivable and financial assets at FVOCI.

To measure the expected credit losses, trade accounts receivable and financial assets at FVOCI have been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of sales over a period of 36 months before 30 June 2021 or 1 January 2021, respectively, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

The detailed analysis of trade accounts receivable, based on which the Group generated its payment profile is listed in Notes 12.

All of the entity’s other receivables are considered to have low credit risk, and the loss allowance recognised during the period was therefore limited to 12 months expected losses. The Group considers ‘low credit risk’ for other receivables when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

22	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Management prepares monthly cash flow budget to ensure that the Group will always have sufficient liquidity to meet its financial obligations as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the Group’s liquidity risk.

As at 30 June 2021, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB444,011 million (31 December 2020: RMB443,966 million) on an unsecured basis, at a weighted average interest rate of 2.93% per annum (2020: 2.85%). As at 30 June 2021, the Group’s outstanding borrowings under these facilities were RMB16,715 million (31 December 2020: RMB4,041 million) and were included in debts.

The following table sets out the remaining contractual maturities at the date of the statement of financial position of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the date of the statement of financial position) and the earliest date the Group would be required to repay:

	30 June 2021
		Total
		contractual	Within	More than 1	More than 2
	Carrying	undiscounted	1 year or	year but less	years but less	More than
	amount	cash flow	on demand	than 2 years	than 5 years	5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Short-term debts	68,849	70,260	70,260	–	–	–
Long-term debts	62,588	68,955	1,670	46,431	14,738	6,116
Loans from Sinopec Group Company and fellow subsidiaries	20,399	21,507	8,825	709	9,781	2,192
Lease liabilities	187,489	316,819	16,221	13,283	38,419	248,896
Derivative financial liabilities	6,947	6,947	6,947	–	–	–
Trade accounts payable and bills payable	227,528	227,528	227,528	–	–	–
Other payables	119,868	119,868	119,868	–	–	–
	693,668	831,884	451,319	60,423	62,938	257,204

	31 December 2020
		Total
		contractual	Within	More than 1	More than 2
	Carrying	undiscounted	1 year or	year but less	years but less	More than
	amount	cash flow	on demand	than 2 years	than 5 years	5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Short-term debts	23,769	25,280	25,280	–	–	–
Long-term debts	72,037	80,562	1,339	11,753	60,414	7,056
Loans from Sinopec Group Company and fellow subsidiaries	17,042	17,978	5,512	929	10,109	1,428
Lease liabilities	187,598	329,083	15,957	15,456	43,513	254,157
Derivative financial liabilities	4,826	4,826	4,826	–	–	–
Trade accounts payable and bills payable	161,656	161,656	161,656	–	–	–
Other payables	93,623	93,623	93,623	–	–	–
	560,551	713,008	308,193	28,138	114,036	262,641

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s short-term and long-term capital requirements.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

22	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Market risk (Continued)

(a)	Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in USD. The Group enters into foreign exchange contracts to manage its currency risk exposure.

Included primarily in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	30 June	31 December
	2021	2020
	Million	Million

Gross exposure arising from loans
USD	38	22

A 5 percent strengthening/weakening of RMB against the following currencies at 30 June 2021 and 31 December 2020 would have increased/decreased profit for the period of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the date of the statement of financial position and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2020.

	30 June	31 December
	2021	2020
	RMB million	RMB million

USD	12	5

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity within the Group.

(b)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries. Debts bearing interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term debts, and loans from Sinopec Group Company and fellow subsidiaries of the Group are disclosed in Note 14.

As at 30 June 2021, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s profit for the period by approximately RMB272 million (31 December 2020: decrease/increase by approximately RMB245 million). This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the date of the statement of financial position with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2020.

(c)	Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps contracts, to manage a portion of this risk.

As at 30 June 2021, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. As at 30 June 2021, the fair value of such derivative hedging financial instruments is derivative financial assets of RMB24,257 million (31 December 2020: RMB12,353 million) and derivative financial liabilities of RMB6,868 million (31 December 2020: RMB4,808 million)

As at 30 June 2021, it is estimated that a general increase/decrease of USD10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would decrease/increase the Group’s profit for the period by approximately RMB5,823 million (31 December 2020: increase/decrease RMB3,592 million), and increase/decrease the Group’s other reserves by approximately RMB4,137 million (31 December 2020: increase/decrease RMB10,379 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the date of the statement of financial position and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2020.

22	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values

(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the date of the statement of financial position across the three levels of the fair value hierarchy defined in IFRS 7, ‘Financial Instruments: Disclosures’, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

•
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 30 June 2021

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million

Assets
Financial assets at fair value through profit or loss:
– Structured deposits	–	–	3,988	3,988
Derivative financial assets:
– Derivative financial assets	9,583	14,971	–	24,554
Financial assets at fair value through other comprehensive income:
– Equity instruments	155	–	1,379	1,534
– Trade accounts receivable and bills receivable	–	–	9,686	9,686
	9,738	14,971	15,053	39,762
Liabilities
Derivative financial liabilities
– Derivative financial liabilities	2,046	4,901	–	6,947
	2,046	4,901	–	6,947

At 31 December 2020

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million

Assets
Financial assets at fair value through profit or loss:
– Equity investments, listed and at quoted market price	1	–	–	1
Derivative financial assets:
– Derivative financial assets	9,628	2,900	–	12,528
Financial assets at fair value through other comprehensive income:
– Equity instruments	149	–	1,376	1,525
– Trade accounts receivable and bills receivable	–	–	8,735	8,735
	9,778	2,900	10,111	22,789
Liabilities
Derivative financial liabilities
– Derivative financial liabilities	2,471	2,355	–	4,826
	2,471	2,355	–	4,826

During the six-month period ended 30 June 2021, there was no transfer between instruments in Level 1 and Level 2.

Management of the Group uses discounted cash flow model with inputted interest rate and commodity index, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits and trade accounts receivable and bills receivable classified as Level 3 financial assets.

22	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values (Continued)

(ii)	Fair values of financial instruments carried at other than fair value

The disclosures of the fair value estimates, and their methods and assumptions of the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IFRS 9 and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristic and maturities range from 0.28% to 4.65% (31 December 2020: 0.77% to 4.65%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2021 and 31 December 2020:

	30 June	31 December
	2021	2020
	RMB million	RMB million

Carrying amount	73,798	76,674
Fair value	72,426	74,282

The Group has not developed an internal valuation model necessary to estimate the fair values of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, the Group’s existing capital structure and the terms of the borrowings.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 30 June 2021 and 31 December 2020.

23	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the interim consolidated financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of such policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the interim consolidated financial statements. Management believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the interim consolidated financial statements.

23	ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Oil and gas properties and reserves

The accounting for the exploration and production’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimates of proved and proved developed reserves also change. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in relation to depreciation rates. Oil and gas reserves have a direct impact on the assessment of the recoverability of the carrying amounts of oil and gas properties reported in the financial statements. If proved reserves estimates are revised downwards, earnings could be affected by changes in depreciation expense or an immediate write-down of the property’s carrying amount.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment loss and future dismantlement costs. Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating units are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price, amount of operating costs and discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price, amount of operating costs and discount rate.

Depreciation

Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

23	ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Measurement of expected credit losses

The Group measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions. The Group regularly monitors and reviews the assumptions used for estimating expected credit losses.

Allowance for diminution in value of inventories

If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

24	STANDARDS ISSUED BUT NOT YET EFFECTIVE

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2021 and earlier application is permitted. The Group has not early adopted any of the forthcoming new or amended standards in preparing these condensed consolidated interim financial statements.

(C)	DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH THE ACCOUNTING POLICIES COMPLYING WITH CASS AND IFRS (UNAUDITED)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with CASs and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i)	GOVERNMENT GRANTS

Under CASs, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(ii)	SAFETY PRODUCTION FUND

Under CASs, safety production fund should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the shareholders’ equity under CASs and the total equity under IFRS are analysed as follows:

	Note	30 June	31 December
		2021	2020
		RMB million	RMB million

Shareholders’ equity under CASs		907,301	883,876
Adjustments:
Government grants	(i)	(993)	(1,018)
Total equity under IFRS*		906,308	882,858

Effects of major differences between the net (loss)/profit under CASs and the profit/(loss) for the period under IFRS are analysed as follows:

	Note	Six-month period ended 30 June
		2021	2020
		RMB million	RMB million

Net profit/(loss) under CASs		48,528	(22,427)
Adjustments:
Government grants	(i)	25	28
Safety production fund	(ii)	953	1,346
Others		–	(5)
Profit/(loss) profit for the period under IFRS*		49,506	(21,058)

*	The figures are extracted from the consolidated financial statements prepared in accordance with the accounting policies complying with IFRS.

INDEX OF DOCUMENTS FOR INSPECTION

The following documents will be available for inspections during the normal business hours after 27 August 2021(Friday) at the registered address of Sinopec Corp. upon the requests by the relevant regulatory authorities or shareholders in accordance with the Articles of Association of Sinopec Corp. or relevant laws or regulations:

1	The original interim report for the first half of 2021 signed by Mr. Ma Yongsheng, the Director and President;

2
The original financial statements and consolidated financial statements of Sinopec Corp. for the six-month period ended 30 June 2021 prepared in accordance with the CASs and IFRS, signed by Mr. Ma Yongsheng, the Director and President, and Ms. Shou Donghua, the Chief Financial Officer and head of the accounting department of Sinopec Corp.;

3	The original report on review of the above financial statements signed by the auditors; and

4	Copies of disclosure documents published by Sinopec Corp. in the newspapers designated by the CSRC during the reporting period.

By Order of the Board
Ma Yongsheng
Director, President

Beijing, PRC, 27 August 2021

If there is any inconsistency between the Chinese and English version of this interim report, the Chinese version shall prevail.

Announcement 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION
In accordance with the overall development strategy of China Petroleum & Chemical Corporation (the “Company”) and in order to accelerate the construction of a “One Foundation of energy and resources, Two Wings of clean fuels and advanced chemicals, and Three Growth Engines in new energy, new materials and new economy” industrial structure as well as orderly boost new energy projects such as hydrogen energy supply centre, hydrogen refuelling station and battery charging and swapping station, the Company proposes to revise the scope of business in the Articles of Association (the “Articles of Association”) of the Company (the “Amendments”). In this regard:
In Article 13 of the Articles of Association, the following content is proposed to be added to the Company’s scope of business (subject to the approval of the company registration authority on the specific items): “Hydrogen energy businesses and related services such as production, storage, transportation and sales of hydrogen; manufacturing and sales of equipment for hydrogen production, refuelling and storage. Power businesses and related services such as power supply; motor vehicle charging; operation of new energy power generation facilities such as solar power generation and wind power generation facilities, as well as new energy vehicle charging facilities; battery sales; battery swapping for new energy vehicle.”
The Company held the second meeting of the eighth session of the board of directors (the “Board”) on 27 August 2021. The proposal on amendments to the Articles of Association was reviewed and approved, whereby the Amendments were approved. The secretary to the Board was authorised to represent the Company in handling the relevant formalities for application, approval, disclosure, registration and filing requirements for amendments to the Articles of Association (including textual amendments in accordance with the requirements of the relevant regulatory authorities). The Amendments are subject to the approval at the first extraordinary general meeting for the year 2021 of the Company (the “EGM”). A circular containing, among other things, details of the Amendments and a notice of the EGM, will be despatched to the holders of H shares of the Company in due course.
By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors
1

Beijing, the PRC
27 August 2021

As of the date of this announcement, directors of the Company are: Ma Yongsheng#, Zhao Dong*, Yu Baocai#, Liu Hongbin#, Ling Yiqun#, Li Yonglin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

# Executive Director
*Non-executive Director
+Independent Non-executive Director

2

Announcement 4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS AND
DISCLOSEABLE TRANSACTIONS
Reference is made to the circular of Sinopec Corp. dated 7 September 2018 in relation to the continuing connected transactions between the Company and Sinopec Group. At Sinopec Corp.’s first extraordinary general meeting of 2018, the Independent Shareholders approved, among other things, the Major Continuing Connected Transactions, and the annual caps for three years ending 31 December 2021 for the Major Continuing Connected Transactions and the Non-Major Continuing Connected Transactions.

Sinopec Corp. anticipates that the continuing connected transactions with Sinopec Group will continue after 31 December 2021. In respect of the continuing connected transactions commencing from 1 January 2022, Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Sixth Supplemental Agreement on 27 August 2021, pursuant to which, amendments were made to the terms of certain Continuing Connected Transactions under the Mutual Supply Agreement and the Properties Leasing Agreement.

Pursuant to the Hong Kong Listing Rules and the Shanghai Listing Rules, China Petrochemical Corporation, holding approximately 68.31% of the total issued share capital of Sinopec Corp., and its associates will constitute connected persons of Sinopec Corp. As such, the continuing transactions between the Company and Sinopec Group constitute continuing connected transactions of Sinopec Corp. under Chapter 14A of the Hong Kong Listing Rules. Sinopec Corp. shall comply with the reporting, announcement and Independent Shareholders’ approval (if necessary) requirements in respect of such continuing connected transactions. In addition, the deposit services to be provided by Sinopec Financial Institutions to the Company will also constitute discloseable transactions under Chapter 14 of the Hong Kong Listing Rules.

Sinopec Corp. will seek the approval of Independent Shareholders in respect of the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps), and, in accordance with the requirements of the SSE, the Non-Major Continuing Connected Transactions and the Exempted Continuing Connected Transactions (including the relevant proposed caps). A circular containing, among other things, (i) further details of the Continuing Connected Transactions, (ii) a letter from the Independent Board Committee and (iii) a letter from the IFA, will be dispatched and/or notified to the Shareholders within 15 business days after the date of this announcement.

1

1.	BACKGROUND
Reference is made to the circular of Sinopec Corp. dated 7 September 2018 in relation to the continuing connected transactions between the Company and Sinopec Group. At Sinopec Corp.’s first extraordinary general meeting of 2018, the Independent Shareholders approved, among other things, the Major Continuing Connected Transactions, and the annual caps for three years ending 31 December 2021 for the Major Continuing Connected Transactions and the Non-Major Continuing Connected Transactions.
Sinopec Corp. anticipates that the continuing connected transactions with Sinopec Group will continue after 31 December 2021. In respect of the continuing connected transactions commencing from 1 January 2022, Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Sixth Supplemental Agreement on 27 August 2021, pursuant to which, amendments were made to the terms of certain Continuing Connected Transactions under the Mutual Supply Agreement and the Properties Leasing Agreement.
2.	RENEWAL OF CONTINUING CONNECTED TRANSACTIONS AND DISCLOSEABLE TRANSACTIONS
(I)	Mutual Supply Agreement
1.	Signing Date and Term
Sinopec Corp. and China Petrochemical Corporation entered into the Mutual Supply Agreement on 3 June 2000 and the Continuing Connected Transactions Fifth Supplemental Agreement on 24 August 2018, the term of which ends on 31 December 2021. Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Sixth Supplemental Agreement dated 27 August 2021 to amend certain terms of the Mutual Supply Agreement including extending the Mutual Supply Agreement to 31 December 2024.
2.	Scope of Service
The following transactions are contemplated under the Mutual Supply Agreement:
(1)	Products and services provided by the Company, including
(a)
Crude oil, natural gas, refined and petrochemical products and by-products, semi-finished products, coal, steel, water, electricity, gas, heat, measurements, quality inspection, other related or similar products and services, and guarantee;

(b)	Financial services including entrusted loan to the Connected Subsidiaries.
(2)	Products and services provided by Sinopec Group, including:
(a)
Supply: fresh water, chemical water, recycled water, industrial air, hydrogen, nitrogen, electricity, steam, heat supply, materials and equipment parts, chemical raw materials, precious metals, the sourcing of crude oil and natural gas (including crude oil and natural gas from overseas), and other related or similar products and services;

(b)	Storage and transportation: railway, vehicular transport, water transport, pipeline transmission, loading and unloading, wharves, warehousing and other related or similar services;
(c)	Ancillary production: well drilling, well surveying, well logging, exploration and development testing, technological research, communication, fire control, security guards,
2

public security, chemical examination, material examination, information, pressure containers and pipelines inspection, metering inspection, computer services, equipment research, airports, feasibility study, design, construction, installation, production of electromechanical instruments, inspection and maintenance of equipment devices and electrical equipment meters, projects supervision, environmental protection, repair and maintenance of roads, bridges and culverts and slope protection, flood control and other related or similar services;
(d)
Training and auxiliary services[1]: staff training, culture and sports, newspapers and magazines, radio and TV, office and factory property management, canteens, dormitories, commuting, re-employment service centres and other related or similar services;

(e)
Others: deposit and loan service, loan guarantee service, agent services in the collection and payment of administrative services fees, labour services, asset leasing, insurance, insurance agency service, entrusted loans, foreign exchange services, settlement services and other intermediary services, sharing services including finance, human resources, business travelling and information technology etc., and other related or similar services.

Specifically, the financial and insurance services provided by Sinopec Group to the Company, which mainly include the followings:
(i)	Deposit services provided as part of the settlements process. The annual caps for such transactions have been proposed on page 13 of this announcement;
(ii)
Loan services, as such loans will be on normal commercial terms and the Company does not provide any security in connection with such loan, such transactions will be fully exempted continuing connected transactions;

(iii)
Loan guarantee services, as such transactions will be on normal commercial terms and the Company does not provide any security in connection with such guarantee, such transactions will be fully exempted continuing connected transactions;

(iv)	Finance sharing services, the annual cap for such transactions have been included in the proposed caps for products and services provided by Sinopec Group to the Company;
(v)	Insurance services, the annual cap for such transactions have been included in the proposed caps for products and services provided by Sinopec Group to the Company; and
(vi)
Insurance agency service, entrusted loans, foreign exchange services, settlement service and other intermediary services. The proposed annual caps for such transactions have been included in the proposed annual caps for products and services provided by Sinopec Group to the Company.

Pursuant to the Mutual Supply Agreement, the Company and Sinopec Group will supply each other with crude oil, natural gas and utilities (i.e. water, electricity, steam, industrial air, etc.). Such mutual supply will bring convenience and flexibility to both parties’ production and operation. In particular:
___________________________
[1]
The term of the Cultural, Educational, Hygiene and Auxiliary Service Agreement will expire on 31 December 2021, and will not be renewed due to the significant decrease in the service scale after the separation and transfer of assets and business such as the Three Supplies and One Industry Assets etc. Cultural and educational services related or similar to training and auxiliary services thereunder will be incorporated into the Mutual Supply Agreement.

3

(I)
In terms of crude oil, on one hand, according to relevant regulations in China, overseas crude oil purchases require relevant qualifications, which Sinopec Group lacks. China International United Petroleum and Chemical Company Limited, being a subsidiary of Sinopec Corp., has the relevant qualifications and is a leading crude oil trading company in China. By purchasing crude oil from China International United Petroleum and Chemical Company Limited, Sinopec Group can ensure stable production and operation. On the other hand, the Company purchases a large amount of crude oil from overseas every year in order to meet its production and operation demands, a small portion of which is overseas equity crude oil of Sinopec Group. In addition, taking into account factors such as transport time, market demand, and the crude oil’s adaptability to facilities, the Company will purchase crude oil from Sinopec Group’s commercial petroleum storage company in the same region from time to time;

(II)
In terms of natural gas, on one hand, since Sinopec Group has demands for natural gas as raw material, fuel and for other uses whereas the Company is engaged in natural gas exploration and production, Sinopec Group needs to purchase natural gas from the Company for production and operation. On the other hand, since some of the Company’s gas-consuming member enterprises and the Company’s natural gas exploration and production member enterprises are located in different regions, a small number of the Company’s member enterprises need to occasionally purchase a small amount of natural gas for production and operation from Sinopec Group in order to reduce costs;

(III)
In terms of utilities, utilities in some regions belong to the Company while utilities in some other regions belong to Sinopec Group. Under circumstances where member enterprises of the Company and Sinopec Group are located in the same region, one party will purchase the utility products belonging to the other party so as to satisfy its production and operation demands and to ensure its stable operation.

3.	Pricing Policy
The transactions conducted under Mutual Supply Agreement shall be priced in accordance with the following terms:
(1)	government-prescribed price;
(2)	where there is no government-prescribed price but government guidance price exists, the government guidance price will apply;
(3)	where there is neither a government-prescribed price nor a government guidance price, the market price will apply; or
(4)
where none of the above is applicable, the price is to be agreed between relevant parties for the provision of the above products or service, which shall be the reasonable cost incurred in providing the same plus 6% or less of such cost.

In particular:
(1)	Government-prescribed price (including government guidance price)
Applicable to gasoline, diesel, nature gas, liquefied gas, water supply, electricity supply and heating supply (plus diversion costs in respect of water, electricity and heating supply). The government pricing for different products and services is determined based on the following:
4

Types of product/service with government-prescribed price	Primary basis for price determination

Refined oil products (i.e. gasoline and diesel)
According to the Circular on Further Improving the Issues Concerning the Pricing Formation Mechanism of Refined Oil (Fa Gai Jia Ge [2016] No.64) (《關於進一步完善成品油價格形成機制有關問題的通知》(發改價格[2016]64號)) issued by the NDRC on 13 January 2016, government guidance price shall be applied for the retail price and wholesale price of gasoline and diesel, as well as the supply price of gasoline and diesel to special users such as social wholesale enterprises, railway and transportation etc.; government-prescribed price shall be applied for the supply price of gasoline and diesel to the national reserve and other entities, and the factory price of aviation gasoline. The price of gasoline and diesel may be adjusted every ten working days with reference to the changes in the international market price of crude oil. The NDRC prescribes the maximum retail price of gasoline and diesel for all provinces (autonomous regions, municipalities) or central cities, and the supply price of gasoline and diesel to the national reserve and other entities, as well as the factory price of aviation gasoline. The price adjustment for refined oil products is subject to the documents issued by the relevant national competent authorities for pricing.

Natural gas
In recent years, the state has continued to promote natural gas market reform. According to the Circular on the Adjustment Reducing of the Gate Station Prices of Non-residential Natural Gas and Further Promoting Price Marketisation Reform Prices (Fa Gai Jia Ge [2015] No.2688) (《關於降低非居民用天然氣門站價格並進一步推進價格市場化改革的通知》（發改價格[2015] 2688號) issued by the NDRC on November 2015, the price for natural gas used by non-residents was converted from the highest gate station price management to the benchmark gate station price management. The supplying party and requisitioning party can negotiate and determine the price within the range of up to 20%, down to unlimited range based on the benchmark gas station price. In 2016, the NDRC loosened its hold on the price of fertiliser-used gas and the price associated with gas storage facilities. In September 2017, considering the downward adjustment of natural gas pipeline price, the gas station price of natural gas used by non-residents was reduced by RMB 0.1 per square. At the end of May 2018, the NDRC released the Circular on Adjustment Rationalising of the Gas Station Price of Natural Gas used by Residents (《關於理順居民用氣門站價格的通知》) to rationalise the gate station price of natural gas used by residents by increasing it, thus realising the integration of gas prices used by residents and non-residents. The price for gas used by residents after the integration will rise starting from 10 June 2019.

Water supply	Subject to the regulations of the relevant local government authorities of commodity prices.

5

Power supply
Pursuant to the Circular of the NDRC on Reducing the On-Grid Price for Coal-fired Power and Electricity Prices for Industrial and Commercial Use (Fa Gai Jia Ge [2015] No.748) (《國家發展改革委關於降低燃煤發電上網電價和工商業用電價格的通知》(發改價格[2015]748號)), electricity supply is subject to the government-prescribed price. For diverted power supply, the price should be government-prescribed price plus diversion cost.

Heating supply	Subject to the regulations of the relevant local government authorities of commodity.

(2)	Relevant market price (including tender price)
Applicable to crude oil, refined oil products (jet fuel, light chemical feedstock, lubricant, heavy oil etc.), chemical products, coal, asset leasing, machinery repairs, transportation, warehousing, material procurement and so on. The relevant market price for each of the products is determined as per below:
Types of product/service with relevant market price	Primary basis for price determination

Crude oil	The relevant market price of crude oil is determined with reference to crude oil quoted prices on international markets, such as Brent, Dubai and Oman.

Refined oil products (jet fuel, light chemical feedstock, lubricant, heavy oil)
The relevant market price of jet fuel is determined in accordance with the CIF cum tax price for jet fuel imports from the Singapore market; the relevant market price of light chemical feedstock is determined in accordance with the CIF cum tax price for naphtha imports from Japan and Singapore markets; the relevant market price of lubricant is determined by referring to the quotations on the relevant domestic price websites for lubricant; the relevant market price of heavy oil is determined in accordance with the CIF cum tax price for imports of 180C heavy oil from Singapore market. Such product prices in Singapore and Japan markets are publicly available.

Chemical products	The relevant market price is determined in accordance with the order price or contract price of external sales, taking into account factors such as freight rate and quality.

Coal
The market price is determined through price enquiry and comparison on the relevant price websites and by tender through the e-commerce system in accordance with the type of coal and the quality requirements.

Asset leasing, machinery repairs, transportation, warehousing and materials procurement, etc.
The relevant market price is determined through price enquiry and comparison on the relevant price websites or by referring to the prices of similar transactions in surrounding markets or by tender through the e-commerce system.

6

The Company has established procedures and internal control system for pricing and terms of the continuing connected transactions. Please refer to pages 10-11 of this announcement.
(3)	Agreed price (determined as reasonable cost incurred plus reasonable profit2)
Types of product/service with agreed price	Primary basis for price determination

Steam, industrial water, industrial air, hydrogen, nitrogen, oxygen and other utility products
Prices for connected transactions are determined as reasonable cost plus reasonable profit. Reasonable cost mainly refers to the comparable average cost of similar enterprises in proximity and reasonable profit margin is determined with reference to bank lending rates. For products and services with prices determined by agreement, the supplier will provide a cost list, the purchaser will conduct comparison with the comparable average cost of similar enterprises in proximity or the cost of same type of products of the Company to determine the reasonable cost for ascertaining the price of connected transaction. The price of connected transactions, once determined and signed, shall not be changed by either party unilaterally.

Finance, human resources, business travelling, information technology and other sharing services
The connected transaction price is determined at a reasonable cost plus a reasonable profit. The reasonable cost is determined on the basis of FTE (full-time labour equivalent). The cost and tax are used as the cost benchmark, and the profit rate is controlled within 6% to determine the price of the sharing services. The price of connected transactions, once determined and signed, shall not be changed by either party unilaterally.

Training and auxiliary services
The connected transaction price is determined at a reasonable cost plus a reasonable profit. The cost and tax are used as the cost benchmark, and the profit rate is controlled within 6% to determine the price of the services.

(4)	For certain products or services, the following pricing principles are adopted
Types of product/service	Primary basis for price determination

Well drilling, well surveying, well logging and other petroleum engineering services
The connected transactions are determined, via public tendering[3] with reference to design budget and commissioned construction work content, which are dependent on the geological block, well type, and depth of well. If no public tendering has been made, price is determined based on professional fixed unit price[4] of petroleum engineering published by Sinopec Group. For engineering design, construction and installation of building and inspection and maintenance projects, the price is determined via public tendering with reference to the unit price of project budget and pricing standards set by relevant government department or Sinopec Group.

___________________________
[2]	6% or less of such cost.
[3]
The Company has established a tender management committee (or special group) for sending bidding invitations to qualified suppliers to participate in public tender or invitation tender according to the specific conditions of the project, and observes the principles of openness, fairness, economy, safe protection and timely supply in evaluating the tenders submitted adopting the lowest bid price method or comprehensive evaluation method to determine the specific supplier.

[4]
The preparation method and composition of professional fixed unit price of petroleum engineering is determined in accordance with the industry pricing rules. Sinopec Corp. has taken the lead in formulating the professional fixed unit price of petroleum engineering published by Sinopec Group. The values used in pricing a project are determined in accordance with factors such as zone plots of different geological conditions, well types, well depth and the level of average advanced cost.

7

Deposit services
The interest rate of the deposit services provided by Sinopec Finance shall be determined in accordance with the relevant interest rate as promulgated by the People’s Bank of China. For deposit services provided by Sinopec Financial Institutions to the Company, the interest rates of the relevant deposit will be not lower than those provided by independent third parties for the deposits of the same nature and the same maturity.

Insurance and other financial services
The price shall be determined based on the prices prescribed by government authorities including, among others, People’s Bank of China and CBIRC, and the fee charging standards published by the aforementioned relevant regulatory authorities and are negotiated on arm’s length with reference to the fee rates charged by major insurance companies for similar insurance products and/or commercial banks for comparable services provided to the Company.

Financial services including entrusted loan
Financial services including entrusted loan are provided by the Company based on the interest rate and relevant charging standards announced by People’s Bank of China with reference to the market prices.

(II)	Land Use Rights Leasing Agreement
Sinopec Corp. and China Petrochemical Corporation entered into the Land Use Rights Leasing Agreement on 3 June 2000 and the Land Use Rights Leasing Agreement Fourth Amendment Memo on 24 August 2018. The leased land will mainly be used for main production facilities, ancillary production facilities of the Company and certain petrol stations operated by Sinopec Corp.
The leased land can be categorised into the following two types:
(1) authorised land for operation; and
(2) assigned land.
The members of Sinopec Group agreed to lease land parcels to the Company with an aggregate area of approximately 410 million square metres with the annual rent for leased land parcels of RMB 14 billion. The rent payable under the Land Use Rights Leasing Agreement is determined taking into consideration various factors, including the area of the land parcels, their locations and the remaining terms of the use. According to the Land Use Rights Leasing Agreement, the rent may be adjusted every three years, and any such adjusted rent shall not be higher than the prevailing market rent as confirmed by an independent valuer.
Regarding authorised land for operation owned by members of Sinopec Group, land for industrial use is leased for a term of 50 years, while land for commercial use is leased for a term of 40 years. Regarding the land parcels with land use right assigned to members of Sinopec Group, they are leased for a term up to the expiry of the respective land use right certificates. The term of the lease in each land parcel commenced from 1 January 2000. The Company may require members of Sinopec Group to renew the term of the lease by giving them notice twelve months before the expiry of the lease. Members of Sinopec Group shall, upon receipt of the said notice and before the expiry of the lease, make best efforts to obtain all government approvals and complete all the procedures with relevant governmental authorities required for the renewal of the land use right.
8

(III)	Safety Production Insurance Fund (the “SPI Fund”)
With the approval of the Ministry of Finance, China Petrochemical Corporation has established the SPI Fund. The SPI Fund currently provides property insurance covering the operations of the Company.
Pursuant to the SPI Fund Document, Sinopec Corp. is required to pay twice a year an insurance premium amounting to a maximum of 0.2% (a statutory requirement by the PRC Government) of the historical value of the fixed assets and the average month-end inventory value for the previous six months of the Company. After the receipt by China Petrochemical Corporation of the premium from Sinopec Corp., China Petrochemical Corporation will refund 20% of the paid premium to Sinopec Corp. if Sinopec Corp. pays the semi-annual premium on time according to the SPI Fund Document (the “Refund”). The Refund would equal to 17% of the paid premium if Sinopec Corp. fails to pay the semi-annual premium on time. The Refund shall be used by Sinopec Corp. in dealing with accidents and potential risks and safety measures, in safety education and training, in preventing major accidents and potential risks, and as rewards to units and individuals who have made a special contribution to safety production.
(IV)	Properties Leasing Agreement
On 3 June 2000, Sinopec Corp. and China Petrochemical Corporation entered into Properties Leasing Agreement, with effective from 1 January 2000 for a term of 20 years. Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Fifth Supplemental Agreement on 24 August 2018 to amend the term of the Properties Leasing Agreements. Pursuant to the Continuing Connected Transactions Fifth Supplemental Agreement, the term of the amended Properties Leasing Agreements was extended to 31 December 2021. The leased properties are used for ancillary production facilities, offices premises and petrol stations operated by the Company. Under the Properties Leasing Agreement, Sinopec Group has agreed to lease certain properties to the Company. The rent payable under the Properties Leasing Agreement is determined taking into consideration various factors, including the area of the properties involved, their locations and the nature and purpose of use of the properties. The rent may be adjusted once a year, and any adjusted rent shall not be higher than the prevailing market rent as confirmed by an independent valuer. Property taxes, land use fees and other statutory taxes or fees in relation to the properties shall be borne by Sinopec Group.
The Company may require Sinopec Group to renew the term of the lease by giving written notice six months before the expiry of the lease. Since the Properties Leasing Agreements will expire on 31 December 2021, Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Sixth Supplemental Agreement on 27 August 2021 to amend the term of the Properties Leasing Agreements. Pursuant to the Continuing Connected Transactions Sixth Supplemental Agreement, the term of the amended Properties Leasing Agreements is extended to 31 December 2024. In addition, the Company can increase the leasing scope and area of the properties in the agreements according to the Company’s actual production and operation needs.
If China Petrochemical Corporation is in negotiation to sell a property, which has been leased to the Company, to a third party, the Company shall have a pre-emptive right to purchase such property under the same terms.
(V)	Intellectual Property License Agreements
Sinopec Corp. and China Petrochemical Corporation entered into the Intellectual Property License Agreements on 3 June 2000. Each of the Intellectual Property License Agreements is for a term of 10 years commencing from 1 January 2000. On 21 August 2009, Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Second Supplemental Agreement, pursuant to which, the term of each of the Intellectual Property License Agreements was extended to 31 December 2019. On 24 August 2018, Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Fifth Supplemental Agreement, pursuant to which, the term of each of the Intellectual Property License Agreements was extended to 31 December 2029.
9

While the intellectual property rights under the Intellectual Property License Agreements are granted to the Company at nil consideration, Sinopec Corp. shall, before 31 December of each year, pay all such expenses which are payable by China Petrochemical Corporation in respective year according to relevant laws and regulations for maintaining the validity of relevant trademarks, patents and computer software.
3.	PROCEDURES AND INTERNAL CONTROL SYSTEM FOR PRICING AND TERMS OF THE CONTINUING CONNECTED TRANSACTIONS
The Company has established a series of internal control system in order to ensure that the pricing mechanism and terms of the above continuing connected transactions are fair and reasonable and no less favourable than the terms provided by any independent third party, as well as in the interest of the Company and its Shareholders as a whole. Such system mainly includes:
(I)	The transactions contemplated under the connected transactions agreements are conducted on a non-exclusive basis;
(II)
As for the pricing mechanism of the Company’s procurement and/or sales of products or services from Sinopec Group, according to the Company’s procurement and sales measures, if there is no government-prescribed price or government-guided price, the Company will actively obtain information about market price through various channels, such as taking into consideration the transaction prices of at least two comparable transactions of the Company with independent third parties for the same period and transactions among independent third parties for the same period, conducting market price research through various independent industry information providers (such as industry websites), and participating in activities organised by leading industry organisations. Market price information will also be provided to other departments and subsidiaries of Sinopec Corp. so as to assist in pricing of relevant continuing connected transactions. Such price is determined by parties involved (i.e. the subsidiaries of Sinopec Corp. and the subsidiaries of China Petrochemical Corporation) on normal commercial terms with reference to aforementioned price information. For products and services with agreed prices, for the purpose of ascertaining the connected transaction prices, the supplier will provide a cost list, while the purchaser will compare the comparable average cost of similar companies in proximity or the cost of same type of products to determine reasonable cost. For the Company, such price is subject to the approval of the financial department of Sinopec Corp. The price of connected transactions, once determined and signed, shall not be changed by either party unilaterally;

(III)
As for the Company’s procurement process of relevant products or services, according to the Company’s procurement measures, the Company will request suppliers, including Sinopec Group and other independent suppliers, to provide price quotations in respect of the requested services or products. Following the receipt of quotations, the Company will compare the quotations and negotiate the terms of quotations with suppliers. The Company will confirm supplier selection after taking into account factors such as price quotations, quality of the products or services, particular needs of parties involved, technical advantages of the supplier, ability of the supplier in performing the contracts and providing follow-up services, and qualifications and relevant experiences of the supplier;

(IV)
The Company’s internal control and risk management departments will conduct regular internal assessments on the internal control measures every year to examine the completeness and effectiveness of internal control measures in respect of connected transactions. The legal and contract management departments of the Company will conduct prudent reviews of the connected transaction contracts, while the departments executing relevant contracts will monitor the connected transaction amounts in a timely manner;

10

(V)
The Company will implement connected transactions in accordance with the internal control procedures, and review the accounting statements on connected transactions submitted by relevant subsidiaries on a monthly basis. Review and analysis on the connected transaction statements and price implementation are conducted on a quarterly basis, and analysis report on the implementation of connected transactions will be prepared to recommend rectification measures for any issues identified;

(VI)
The Board will review the implementation of the continuing connected transactions on an annual basis, and review the financial report, which included the implementation of the continuing connected transactions, on a half-year basis mainly in respect of matters such as: whether the Company and relevant connected parties performed the continuing connected transaction agreement during relevant period; whether the actual transaction amounts incurred are within the annual caps as approved at the general meeting. The independent non-executive directors report their performance of duties at general meeting on an annual basis, and particularly express their opinions on whether the continuing connected transactions exceed relevant caps as approved at the general meeting, whether the continuing connected transactions are performed pursuant to the agreements, and whether the continuing connected transactions are fair and reasonable and in the interests of the shareholders of Sinopec Corp. as a whole;

(VII)
The board of supervisors of Sinopec Corp. will supervise the continuing connected transactions, and review the annual financial report and interim financial report, which include the implementation of the continuing connected transactions, on an annual basis. It will also review the domestic and overseas compliance of the connected transactions entered into between the Company and connected parties in respective year, whether the prices are fair and reasonable, and whether there are any acts which are detrimental to the interests of the Company and the Shareholders;

(VIII)
The Audit Committee of Sinopec Corp. will review the annual financial statements, annual report, interim financial statements and interim report, which include the implementation of the continuing connected transactions, and express opinion on the connected transactions conducted during relevant periods mainly in respect of matters such as: whether the connected transactions are fair, and whether the actual connected transaction amounts incurred are within the annual caps;

(IX)
The external auditor of the Company will conduct interim review and annual audit for each year, express opinions on the implementation of the pricing policies and whether the actual connected transaction amounts incurred are within relevant annual caps for respective year pursuant to the Hong Kong Listing Rules, issue relevant letter to the Board and submit the same to the Stock Exchange.

By implementing the above internal control measures and procedures, the Directors consider that the Company has established sufficient internal control measures to ensure the pricing basis of the connected transactions will be on market terms and be conducted on normal commercial terms, and will be fair and reasonable to the Company and the Shareholders as a whole.
4.	HISTORICAL FIGURES AND EXISTING CAPS
The historical figures and caps of the aforementioned continuing connected transactions for the past two financial years and the six months ended 30 June 2021 are set out below:
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		Historical Amount (RMB100 million)
Continuing Connected Transactions	Caps for 2021	2019	2020	The six months ended 30 June 2021

1. Mutual Supply Agreement

(1) Products and services (except for financial services) provided by the Company to Sinopec Group	2,999	1,598	1,328	650
(2) Financial services including entrusted loan provided by the Company to the Connected Subsidiaries	-	-	-	-
(3) Products and services (except for financial services) provided by Sinopec Group to the Company [5]	4,930	2,696	2,358	1,301
(4) Maximum daily amount of deposits and total accrued interests of the deposit service provided by Sinopec Financial Institutions to the Company[6]	800	765.8	785.6	752.2
2. Land Use Rights Leasing Agreement

Annual land rent payable by the Company to Sinopec Group[7]	140	113.3	110.86	54.02
___________________________
[5]
The historical transaction amount under the Cultural, Educational, Hygiene and Auxiliary Service Agreement amounted to RMB3.097 billion, RMB3.126 billion and RMB0.642 billion for 2019, 2020 and the six months ended 30 June 2021, respectively.

[6]	The maximum daily amount of deposits and total accrued interests refer to the maximum amount of deposits and accrued interests thereof at any point of time in one day.
[7]
Historical transaction amount is calculated based on the annual land rent payable by the Company to Sinopec Group. As International Financial Reporting Standards 16 Lease has taken effect on 1 January 2019, for 2019, 2020 and the six months ended 30 June 2021, the amount of the total value of right-of-use assets of leased lands under the Land Use Rights Leasing Agreement amounted to RMB31 billion, RMB20.687 billion and RMB5.277 billion, respectively. The right-of-use assets were recognised based on the leasing conditions of lands from 2019 to 2021. The amount of right-of-use assets corresponding to the leased land in the Company’s 2019 and 2020 annual reports and 2021 interim report is based on the aforementioned period and confirmed after taking into consideration of the renewal option.

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3. SPI Fund Document

Annual premium payable by the Company[8]	33	21.78	21.81	11.27
4. Properties Leasing Agreement

Annual property rent payable by the Company to Sinopec Group[9]	7.3	5.09	5.65	2.72
As at the date of this announcement, none of the above annual caps had been exceeded.
5.	PROPOSED ANNUAL CAPS FOR THE CONTINUING CONNECTED TRANSACTIONS
(I)	Sinopec Corp. proposes the annual caps for the Continuing Connected Transactions for the years from 2022 to 2024 as follows:
	Proposed annual caps for the year ended 31 December (RMB100 million)
Continuing Connected Transactions	2022	2023	2024

1. Mutual Supply Agreement

(1) Products and services (except for financial services) provided by the Company to Sinopec Group	1,891	2,007	2,095
(2) Financial services including entrusted loan provided by the Company to the Connected Subsidiaries	100	100	100
(3) Products and services (except for deposit services) provided by Sinopec Group to the Company	3,597	3,733	3,877
(4) Maximum daily amount of deposits and total accrued interests of the deposit service provided by Sinopec Financial Institutions to the Company	800	800	800
2. Land Use Rights Leasing Agreement

Annual value of right-of-use assets of lands leased by the Company from Sinopec Group	383.05	249.40	133.65
___________________________
[8]
After excluding the return of payments to Sinopec Corp. by Sinopec Group pursuant to the rules for implementation of the SPI Fund Document, in 2019, 2020 and the six months ended 30 June 2021, the actual aggregate amount paid by Sinopec Corp. to Sinopec Group were RMB871 million, RMB878 million and RMB525 million, respectively.

[9]
Historical transaction amount is calculated based on the annual properties rent payable by the Company to Sinopec Group. As International Financial Reporting Standards 16 Lease has taken effect as at 1 January 2019, for 2019, 2020 and the six months ended 30 June 2021, the amount of the total value of right-of-use assets of leased lands under the Land Use Rights Leasing Agreement amounted to RMB1.393 billion, RMB1.054 billion and RMB0.266 billion, respectively. The right-of-use assets were recognised based on the leasing conditions of properties from 2019 to 2021. The amount of right-of-use assets corresponding to the leased properties in the Company’s 2019 and 2020 annual reports and 2021 interim report was based on the aforementioned period and confirmed after taking into consideration of the renewal option.

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3. SPI Fund Document

Annual premium payable by the Company	33	33	33
4. Properties Leasing Agreement

Annual value of right-of-use assets of properties leased by the Company from Sinopec Group	38.30	24.94	13.37

(II)	The following are the basis for the proposed annual caps for each type of Continuing Connected Transactions:
Continuing Connected Transactions	Basis for the proposed annual caps

1. Mutual Supply Agreement

(1) Products and services (except for financial services) provided by the Company to Sinopec Group
The proposed annual caps for 2022 to 2024 have decreased as compared to the annual caps for 2019 to 2021, with the following major factors taken into consideration:
(i)       The Company assumed that the prices of crude oil for 2022-2024 will be USD80/barrel, USD85/barrel and USD85/barrel, respectively, which are lower than the prices of crude oil used when determining the caps for 2019-2021 (USD90/barrel, USD95/barrel and USD95/barrel) by about 11%, and the prices of chemical products and refined oil products will also decrease accordingly based on the decline in prices of crude oil. Due to the decline in commodity prices, it is expected that the transaction amount between the Company and Sinopec Group will decrease significantly.
(ii)      With the mergers and acquisitions of the Company, Sinopec Baling Petrochemical Company Limited has become a Connected Subsidiary of Sinopec Corp. since 2020, and Sinopec Hainan Refining and Chemical Company Limited and Sinopec Zhanjiang Dongxing Petrochemical Company Limited have ceased to be the Connected Subsidiaries of Sinopec Corp. It is expected that the total transaction amount between the Company and the Connected Subsidiaries will drop significantly.
(iii)     Based on (a) the transaction amounts and the utilisation rates of the annual caps over the past three years; and (b) taking into account the significance of the Company’s sales of products and services to Sinopec Group under the Mutual Supply Agreement to the Company’s revenue, the business development of the Company and Sinopec Group, as well as the volatility of crude oil, natural gas, petrochemical products, exchange rates and others, the Company believes that the transaction caps should be flexible to accommodate various maximum possibilities under contemplation.

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(2) Financial services including entrusted loan provided by the Company to the Connected Subsidiaries
The following major factors were taken into consideration for the proposed annual caps for 2022 to 2024:
(i)      Based on (a) the Connected Subsidiaries’ expected business development and corresponding capital needs in view of the companies’ development plans and the market trend; (b) the relatively sufficient funds of the Company; (c) the capital market situation in the regions where the Connected Subsidiaries are located; (d) the Company’s pricing policy for providing entrusted loans and other financial services; (e) the expected interest on the entrusted loans; and (f) taking into account the uncertainties of products, capital markets and the progress of development of the relevant business, the Company believes that the transaction caps should be flexible to accommodate various maximum possibilities under contemplation.
(ii)     the Connected Subsidiaries are consolidated in the financial statements of the Company. Providing financial services such as entrusted loans with reference to market prices can help the Company improve capital utilisation efficiency.

(3) Products and services (except for deposit services) provided by Sinopec Group to the Company
The proposed annual caps for 2022 to 2024 have decreased as compared to the annual caps for 2019 to 2021, with the following major factors taken into consideration:
(i)       The Company assumed that the prices of crude oil for 2022-2024 will be USD80/barrel, USD85/barrel and USD85/barrel, respectively, which are lower than the prices of crude oil used when determining the caps for 2019-2021 (USD90/barrel, USD95/barrel and USD95/barrel) by about 11%, and the prices of chemical products and refined oil products will also decrease accordingly based on the decline in prices of crude oil. Due to the decline in commodity prices, it is expected that the transaction amount between the Company and Sinopec Group will decrease significantly.
(ii)     With the mergers and acquisitions of the Company, Sinopec Baling Petrochemical Company Limited has become a Connected Subsidiary of Sinopec Corp. since 2020, and Sinopec Hainan Refining and Chemical Company Limited and Sinopec Zhanjiang Dongxing Petrochemical Company Limited have ceased to be the Connected Subsidiaries of Sinopec Corp. It is expected that the total transaction amount between the Company and the Connected Subsidiaries will drop significantly.
(iii)    The Company has strengthened the exploration and development of crude oil and natural gas and extended the downstream chemical industry chain. It is expected that the Company’s purchase of related products and services will increase to a certain extent.
(iv)     Based on (a) the transaction amounts and the utilisation rates of the annual caps over the past three years; and (b) taking into account the significance of the Company’s sales of products and services to Sinopec Group under the Mutual Supply Agreement to the Company’s revenue, the business development of the Company and Sinopec Group, as well as the volatility of crude oil, natural gas, petrochemical products, exchange rates and others, the Company believes that the transaction caps should be flexible to accommodate various maximum possibilities under contemplation.

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(4) Deposit services provided by Sinopec Financial Institutions to the Company
The proposed annual caps for 2022 to 2024 remain unchanged as compared to the annual caps for 2019 to 2021, mainly taking into consideration of the transaction amounts and the utilisation rates of the annual caps over the past three years, as well as the future business development and scale of fund settlement of the Company.

2. Land Use Rights Leasing Agreement

Annual value of right-of-use assets of lands leased by the Company from Sinopec Group
Since International Financial Reporting Standards 16 was effective on 1 January 2019, pursuant to the requirements of the Stock Exchange, the Company changed the basis of determination of the proposed annual cap for the period from 2022 to 2024 with reference to the annual value of right-of-use assets relating to land lease. The annual value of right-of-use assets is mainly based on the recognition of the current value of the minimum lease payment and the measurement of the corresponding lease liability.

The proposed annual caps of land leasing for 2022 to 2024 are based on: (1) the corresponding total value of right-of-use assets relating to land lease for 2022 to 2024; (2) the annual land rent payable by the Company to Sinopec Group (the “Expected Land Rent Payment”) is approximately RMB14 billion; (3) the discount rate is determined based on the interest rate of the incremental borrowings of the Company.

The Expected Land Rent Payment for 2022 to 2024 remain unchanged as compared to the rent caps of land lease for 2019 to 2021.

3. SPI Fund Document

Annual premium payable by the Company
The proposed annual caps for 2022 to 2024 remain unchanged as compared to the annual cap for 2021, mainly taking into consideration the following factors: the transaction figures of the past three years, the historical average growth rate of fixed assets and inventory size caused by the amount of fixed assets and the scale of business expansion as of 30 June 2021.

4. Properties Leasing Agreement

Annual value of right-of-use assets of properties leased by the Company from Sinopec Group
Since International Financial Reporting Standards 16 was effective on 1 January 2019, pursuant to the requirements of the Stock Exchange, the Company changed the basis of determination of the proposed annual cap for the period from 2022 to 2024 with reference to the annual value of right-of-use assets relating to property lease. The annual value of right-of-use asset is mainly based on the recognition of the current value of the minimum lease payment and the measurement of the corresponding lease liability.

The proposed annual caps of property leasing for 2022 to 2024 are based on: (1) the corresponding total value of right-of-use assets relating to property leasing for 2022 to 2024; (2) the annual payment of property rent by the Company to Sinopec Group (the “Expected Property Rent Payment”) is approximately RMB1.4 billion; (3) the discount rate is determined based on interest rate of the incremental borrowings of the Company.

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The Expected Property Rent Payment for 2022 to 2024 has increased as compared to the rent caps of property lease for 2019 to 2021, mainly taking into consideration, among others, the transaction amounts and the utilisation rates of the annual caps over the past three years, the future possible scale of increase in the property rents in the PRC, and the potential new property leases to be entered into between the Company and Sinopec Group.

6.	REASONS AND BENEFITS FOR THE CONTINUING CONNECTED TRANSACTIONS
Sinopec Group operated with the Company as an integrated organisation prior to the reorganisation of China Petrochemical Corporation and the establishment of Sinopec Corp., and a number of intra-group transactions were conducted every year. After the reorganisation and the listing of the shares of Sinopec Corp. on both the Stock Exchange and the SSE, a number of transactions conducted or to be conducted between the Company and Sinopec Group that are necessary for businesses development of the Company constituted continuing connected transactions under the Hong Kong Listing Rules and/or the Shanghai Listing Rules.
The Board is of the view that entering into the Continuing Connected Transactions is essential to the continuation of the Company’s business, and is and will be beneficial to the Company’s business operation and growth, and will reduce unnecessary risks which may arise in the course of operation. This is mainly reflected in:
(I)	Sinopec Group has advantages in various aspects, with a good reputation and a gigantic scale. The Company has established a long-term cooperative relationship with Sinopec Group;
(II)
The engineering technology, production and financial services provided by Sinopec Group to the Company have competitive advantages in the domestic industry. Compared with other service providers, there are significant empirical, technological and cost advantages;

(III)
The petroleum industry has its unique technological and quality requirements, and the oil and gas engineering and technological services provided by Sinopec Group are of higher standards within the industry, which can satisfy the technological and quality standards of the projects invested in and operated by the Company. At the same time, high quality services can also reduce safety and environmental protection risks of the Company significantly;

(IV)	The shared services provided by Sinopec Group to the Company can lower the cost through centralised processing and can help the Company to improve management refinement and operational efficiency;
(V)
The land and properties leased by the Company from Sinopec Group is necessary for the Company’s continuous and stable operation, and the rent thereof is no higher than the then market rent confirmed by the independent valuer.

As for financial services, Sinopec Financial Institutions focus on serving China Petrochemical Corporation and its subsidiaries, with the institutions’ strong financial capabilities, providing efficient financial services for the Company’s domestic and overseas business. The reasons and benefits of financial services are as follows:
(I)
Realising centralised treasury management, improving treasury management efficiency: In the ordinary course of business, the Company’s members trade internally, while the Company trades with China Petrochemical Corporation and its associates. Sinopec Financial Institutions are platforms for internal settlement, financing and treasury management of the Company and Sinopec Group, and the

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relevant subsidiaries and associates usually open a settlement account in Sinopec Financial Institutions. Sinopec Financial Institutions provide deposits and other financial services to the Company to facilitate settlement within the members of the Company and between the Company and members of Sinopec Group (some of them are customers of the Company) and shorten the time required for transfer and turnover of funds. Compared with opening bank accounts by Sinopec Group and the Company separately in independent commercial banks, clearing and settlement between both sides would be more efficient. Sinopec Financial Institutions will enable the Company to lower the cost by improving the efficiency of the internal settlement and help to realise optimisation of cost and operational efficiency. The Company’s centralised deposit of funds in Sinopec Financial Institutions would enable the Company to have access to a centralised managed pool of domestic and offshore funds service, and the Company is able to withdraw cash to satisfy the flexible requirements of treasury timely at any time without limitation. The Company is also entitled to choose early termination of deposits in Sinopec Financial Institutions. Meanwhile, the Company may, at its sole discretion, deposit its funds into Sinopec Financial Institutions or independent domestic or overseas commercial banks without any restrictions;
(II)
Familiar with the Company’s business: Since Sinopec Financial Institutions mainly provide financial services to China Petrochemical Corporation and its subsidiaries, they have accumulated in-depth knowledge in related industries such as oil and gas, refining and petrochemical industries over the years. Sinopec Financial Institutions are familiar with the capital structure, business operation, capital requirements and cash flow pattern of the Company, enabling it to better forecast the capital requirements of the Company. Therefore, Sinopec Financial Institutions can provide flexible, convenient and low cost service to the Company at any time, while it will be difficult for independent commercial banks to provide equivalent services;

(III)
Offering favourable commercial terms: As professional/centralised treasury management platforms, Sinopec Financial Institutions generally can offer Sinopec Corp. terms and interest rates no less favourable as compared to the services of the same nature and the same maturity from major commercial banks. Under normal circumstances, the deposit interest rate offered by Sinopec Financial Institutions will be no lower than that offered by major commercial banks for the deposits of the same nature and the same maturity. The loan interest rate will be no higher than that offered by major commercial banks for the loans of the same nature and the same maturity;

(IV)
Implementing internal control and risk management measures, guarantee the security of capital: The Company, Sinopec Finance and Sinopec Century Bright have taken various internal control and risk control measures for financial services so as to guarantee the security of capital and to ensure the Company’s interests. Sinopec Financial Institutions have strict internal control system and risk management system established by Sinopec Group. Such regulations, internal control and risk control measures include but not limited to the followings:

1.
Sinopec Finance is a major domestic non-banking financial institution under the supervision of the CBIRC. The Beijing Bureau, being the dispatched agency of CBIRC, conducts daily supervision on Sinopec Finance, as well as on-site and off-site inspections. Meanwhile, Sinopec Century Bright holds the Money Lenders License issued by Hong Kong Government, and is supervised by the Hong Kong Government, the Companies Registry and other relevant regulatory authorities in Hong Kong;

2.
In order to regulate the connected transactions between the Company and Sinopec Finance, Sinopec Corp. and Sinopec Finance formulated the Risk Control System on Connected Transactions between China Petroleum & Chemical Corporation and Sinopec Finance Co., Ltd., which covers the relevant risk control system and the risk management plan to prevent financial risks of the Company and to ensure that the deposits of the Company in the Sinopec Finance can be utilised at the Company’s discretion. Meanwhile, in order to regulate connected transactions between the Company and Sinopec Century Bright, Sinopec Century Bright is able

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to ensure the safety of the Company’s deposits placed with it by strengthening its internal risk control and receiving various supports from Sinopec Group. Sinopec Group has issued a number of internal rules, including Internal Control Regulations, the Rules for Implementation of Overseas Capital Management Methods and the Provisional Methods for Overseas Fund Platform Management, to impose strict rules on Sinopec Century Bright for providing overseas financial services to each business under Sinopec Group. Sinopec Century Bright has also established the Rules for the Implementation of the Internal Control System. The formulation of such management systems has strengthened the control over internal risks, and secured the safety of the deposits of the Company in Sinopec Century Bright;
3.
According to the regulatory requirements, Sinopec Finance has established a complete corporate governance structure with board of directors and board of supervisors, which can facilitate the stable operation and effective supervision of Sinopec Finance. In accordance with relevant regulatory requirements of the CBIRC, Sinopec Finance has established an internal control system which covers all business areas, dynamically updated annually according to business needs, and through measures such as audit inspections. Sinopec Finance has ensured an effective internal control and a strict implementation of rules and regulations. Sinopec Finance has established a relatively completed risk management organisation structure, and the risk controls have been implemented. All regulatory indicators are in line with regulatory requirements. According to relevant regulations, Sinopec Century Bright carries out internal control assessment every quarter and risk evaluations when necessary;

4.
As the controlling shareholder of Sinopec Finance, China Petrochemical Corporation undertakes that in case of an emergency where the Sinopec Finance has difficulties making payments, China Petrochemical Corporation will increase the capital of Sinopec Finance based on actual needs in order to solve payment difficulties. At the same time, as the sole shareholder of Sinopec Century Bright, China Petrochemical Corporation entered into a keep-well agreement with Sinopec Century Bright, under which China Petrochemical Corporation undertakes that it will ensure that the repayment obligations of Sinopec Century Bright can be fulfilled through various channels if Sinopec Century Bright encounters any repayment difficulties. In respect of liquidity, the credit rating of China Petrochemical Corporation is higher than many enterprises, and even banks. Sinopec Finance, as a major domestic non-bank financial institution, is under the supervision of CBIRC, and has achieved the regulatory requirements as determined by regulatory indicators over the years. Sinopec Century Bright was granted credit rating of A/A2 from Standard & Poor’s and Moody’s, respectively;

5.
Sinopec Corp. holds 49% equity interest in Sinopec Finance. The majority of the directors in Sinopec Finance was appointed by Sinopec Corp. to oversee its operations. Each of Sinopec Finance and Sinopec Century Bright shall provide sufficient information, including various financial indicators (as well as annual and interim financial reports), quarterly so that the Company can monitor the financial conditions of Sinopec Finance and Sinopec Century Bright continuously. Sinopec Finance publicly disclose its annual report and financial information (http://www.sfc.sinopec.com/en/info/info.html);

6.
Sinopec Finance and Sinopec Century Bright shall monitor the maximum daily amount of deposits (including accrued interests) of the Company to ensure that relevant amount do not exceed the applicable annual caps; and

7.
In the course of annual audit for Sinopec Corp., the auditor will review and express opinions on the connected transactions between the Company, Sinopec Finance and Sinopec Century Bright, while Sinopec Corp. will timely perform the information disclosure obligations according to the requirements of Hong Kong Listing Rules.

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The aforesaid internal control and risk management measures will be able to mitigate potential financial risks of the Company to greatest extent, and safeguard the interests of Sinopec Corp. and its Shareholders. The Directors are of the view that the above internal control and risk management measures are adequate and effective in monitoring relevant deposit transactions in all material respects.
In addition, the Board has considered the risks associated with the use of deposit services provided by Sinopec Financial Institutions mainly including: (1) risks commonly faced by the banking industry; and (2) risks arising from the fact that Sinopec Financial Institutions are the financial institutions controlled by Sinopec Group. After taking into account various factors as disclosed above, the Directors are of the view that the Company actually faces no greater risks commonly faced by the banking industry for the use of deposit services provided by Sinopec Financial Institutions. For the risks arising from the fact that Sinopec Financial Institutions are the financial institutions controlled by Sinopec Group (e.g. the possible liquidation of Sinopec Group or diversion of fund by Sinopec Group etc.), the Directors are of the view that such risks are either remote or can be minimised/avoided by control and risk management measures as disclosed above. As such, having regarded such disadvantages/risks, the Directors still consider that it is in the interests of the Company and its Shareholders as a whole to use those financial services.
The Continuing Connected Transactions of the Company are conducted in the ordinary and usual course of business of the Company. Such transactions will continue to be conducted on an arm’s length basis and on terms that are fair and reasonable to the Company. Directors of the Company (including independent non-executive directors) believe that the Continuing Connected Transactions have been conducted on the basis of normal commercial terms or better terms, fair and reasonable, and are in the interests of the Company and Shareholders as a whole, and the proposed annual caps of the Continuing Connected Transactions are fair and reasonable, and are in the interests of the Company and Shareholders as a whole.
7.	THE HONG KONG LISTING RULES AND THE SHANGHAI LISTING RULES REQUIREMENTS
Pursuant to the Hong Kong Listing Rules and the Shanghai Listing Rules, China Petrochemical Corporation, holding approximately 68.31% of the total issued share capital of Sinopec Corp., and its associates will constitute connected persons of Sinopec Corp. As such, the continuing transactions between the Company and Sinopec Group constitute continuing connected transactions of Sinopec Corp. under Chapter 14A of the Hong Kong Listing Rules. Sinopec Corp. shall comply with the reporting, announcement and Independent Shareholders’ approval (if necessary) requirements in respect of such continuing connected transactions. In addition, the deposit services to be provided by Sinopec Financial Institutions to the Company will also constitute discloseable transactions under Chapter 14 of the Hong Kong Listing Rules.
	Continuing Connected Transactions		Hong Kong Listing Rules Requirements

(1)	Major Continuing Connected Transactions
	1.	Mutual Supply Agreement (exclusive of provision of financial services including entrusted loan by the Company to the Connected Subsidiaries)
As the proposed annual caps of each of the transactions exceed 5% of the applicable percentage ratios, it is therefore subject to the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

	2.	Land Use Rights Leasing Agreement

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(2)	Non-Major Continuing Connected Transactions
	3.	SPI Fund Document
As the proposed annual caps of each of the transactions are less than 5% but more than 0.1% of the applicable percentage ratios, the relevant transactions are subject to the reporting and announcement requirements under Chapter 14A of the Hong Kong Listing Rules but will be exempt from independent shareholders’ approval requirements.

	4.	Properties Leasing Agreement
	5.	Provision of financial services including entrusted loan by the Company to the Connected Subsidiaries under the Mutual Supply Agreement

(3)	Exempted Continuing Connected Transactions
	6.	Intellectual Property License Agreements
As Sinopec Corp. estimates that the annual fee payable by the Company to Sinopec Group for such transactions will be less than 0.1% of each of the applicable percentage ratios, the relevant transactions will be exempt from reporting, announcement and independent shareholders’ approval requirements.

The transactions under 1 to 6 above (including the relevant proposed caps) will be subject to the announcement and independent shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules.
8.	APPROVAL BY THE BOARD AND INDEPENDENT SHAREHOLDERS
On 27 August 2021, the second meeting of the eighth session of the Board was convened by way of onsite meeting, at which non-connected Directors approved the Renewal of Continuing Connected Transactions (including the relevant proposed caps). Connected Directors, namely Ma Yongsheng, Zhao Dong, Yu Baocai, Liu Hongbin, Ling Yiqun and Li Yonglin, are abstained from voting on relevant resolutions. Save as disclosed above, none of the Directors has any material interest in the abovementioned transactions.
According to the requirements of the Hong Kong Listing Rules, an Independent Board Committee has been formed, which will advise the Independent Shareholders in respect of the fairness and the reasonableness of the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps), and whether such transactions are in the interests of Sinopec Corp. and its Shareholders as a whole. Furthermore, the Independent Board Committee will advise Shareholders on how to vote, taking into account the recommendations of the IFA. To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, no member of the Independent Board Committee has any material interest in the Continuing Connected Transactions.
Somerley has been appointed as the IFA to advise the Independent Board Committee and the Independent Shareholders in respect of, among other things, the fairness and reasonableness of the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) and whether such transactions are in the interests of Sinopec Corp. and its Shareholders as a whole, and to advise the Independent Shareholders on how to vote. The IFA will also advise on the duration of the Land Use Rights Leasing Agreement and the SPI Fund Document in accordance with 14A.52 of the Hong Kong Listing Rules.
Sinopec Corp. will convene the EGM for the Independent Shareholders to approve the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps), and, also in accordance with the requirements of the Shanghai Stock Exchange, the Renewal of Continuing Connected Transactions (including the relevant proposed caps). China Petrochemical Corporation and its associates, holding approximately 68.77% of the total share capital of Sinopec Corp. including China Petrochemical Corporation holding approximately 68.31% of the share capital of Sinopec Corp. and Sinopec Century Bright (an overseas wholly-owned subsidiary of China Petrochemical Corporation) through HKSCC Nominees Limited holding approximately 0.46% of the share capital of Sinopec Corp., will abstain from voting at the EGM in respect of the ordinary resolution to approve the above matters.
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9.	GENERAL INFORMATION
Sinopec Corp. is one of the largest integrated energy and chemical companies in China. Its principal operations include the exploration and production, pipeline transportation and sale of petroleum and natural gas; the production, sale, storage and transportation of petroleum refining products, petrochemical products, coal chemical products, synthetic fibre and other chemical products; the import and export, including an import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.
China Petrochemical Corporation is a company established under the laws of the PRC with limited liability, and a state-authorized investment organization. Its controlling shareholder is the State. Its principal operations include: exploration, exploitation, storage and transportation (including pipeline transportation), sales and comprehensive utilization of oil and natural gas; oil refining; wholesale and retail of refined oil products; production, sales, storage, transportation of petrochemical products, gas-based chemicals, coal chemical products and other chemical products; industrial investment and investment management; production, sales, storage and transportation of energy products such as new energy and geothermal energy; design, consultation, construction and installation of petroleum and petrochemical engineering projects; repairing and maintenance of petroleum and petrochemical equipment; R&D, manufacturing and sales of electrical and mechanical equipment; production and sale of electricity, steam, water and industrial gas; research, development, application and consulting services of technology, e-commerce, information and alternative energy products; proprietary and agency import and export of relevant products, commodities and technologies; foreign project contracting, bidding and purchasing, and labour export; international storage and logistics business.
10.	DEFINITIONS
In this announcement, unless otherwise indicated in the context, the following expressions have the meaning set out below:
“amended Continuing Connected Transactions Agreements”	collectively refer to the Mutual Supply Agreement and the Properties Leasing Agreement amended by the Continuing Connected Transactions Sixth Supplemental Agreement dated 27 August 2021;

“amended Mutual Supply Agreement”	the Mutual Supply Agreement amended by the Continuing Connected Transactions Sixth Supplemental Agreement dated 27 August 2021;

“associates”	has the meaning under the Hong Kong Listing Rules;

“Board”	the board of directors of Sinopec Corp.;

“CBIRC”	China Banking and Insurance Regulatory Commission;

“China Petrochemical Corporation”	China Petrochemical Corporation, being the controlling shareholder of Sinopec Corp.;

“Company”	Sinopec Corp. and its subsidiaries;
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“Computer Software License Agreement”	the computer software license agreement dated 3 June 2000 (as amended) regarding the granting of license by Sinopec Group to the Company to use certain computer software of Sinopec Group;

“Continuing Connected Transactions”	the Exempted Continuing Connected Transactions, the Non-Major Continuing Connected Transactions and the Major Continuing Connected Transactions;

“Continuing Connected Transactions Fifth Supplemental Agreement”	the agreement dated 24 August 2018 entered into between Sinopec Corp. and China Petrochemical Corporation regarding the amendments of the terms of the Continuing Connected Transactions;

“Continuing Connected Transactions Second Supplemental Agreement”	the agreement dated 21 August 2009 entered into between Sinopec Corp. and China Petrochemical Corporation regarding the amendments of the terms of the continuing connected transactions;

“Continuing Connected Transactions Sixth Supplemental Agreement”	the agreement dated 27 August 2021 entered into between Sinopec Corp. and China Petrochemical Corporation regarding the amendments of the terms of the Continuing Connected Transactions;

“Connected Subsidiaries”
the subsidiaries of Sinopec Corp. in which China Petrochemical Corporation and its associates hold at least 10% of the direct interest (excluding any indirect interest in the subsidiaries of Sinopec Corp. held by China Petrochemical Corporation and its associates through the Company), and any subsidiaries of such subsidiaries;

“Cultural, Educational, Hygiene and Auxiliary Service Agreement”	the amended Cultural, Educational, Hygiene and Community Services Agreement dated 24 August 2018;

“Cultural, Educational, Hygiene and Community Services Agreement”
the cultural, educational, hygiene and community services agreement dated 3 June 2000 and the supplemental agreement dated 26 September 2000 (as amended) regarding the provision of, inter alia, certain cultural, educational, hygiene and community services. And the agreement was further revised as Cultural, Educational, Hygiene and Auxiliary Service Agreement pursuant to the Continuing Connected Transactions Fifth Supplemental Agreement dated 24 August 2018;

“Directors”	the directors of Sinopec Corp.;

“EGM”
the first extraordinary general meeting of 2021 of Sinopec Corp. to be held for Independent Shareholders to consider and approve the Renewal of Continuing Connected Transactions (including the relevant proposed caps);

“Exempted Continuing Connected Transactions”	the transactions contemplated under the Intellectual Property License Agreements;

“Hong Kong”	Hong Kong Special Administrative Region;
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“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“IFA” or “Somerley”
Somerley Capital Limited, a corporation licensed under the Securities and Futures Ordinance to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities, appointed as independent financial adviser to advise the Independent Board Committee and Independent Shareholders;

“Independent Board Committee”	an independent board committee of the Board comprising all independent non-executive Directors, namely Mr. Cai Hongbin, Mr. Ng, Kar Ling Johnny, Ms. Shi Dan and Mr. Bi Mingjian;

“Independent Shareholders”	the shareholders of Sinopec Corp. other than China Petrochemical Corporation and its associates;

“Intellectual Property License Agreements”	the Trademarks License Agreement, the Computer Software License Agreement and the Patents and Proprietary Technology License Agreement;

“Land Use Rights Leasing Agreement”	the land use rights leasing agreement dated 3 June 2000 (as amended) regarding the leasing of certain land use rights by Sinopec Group to the Company;

“Land Use Rights Leasing Agreement Fourth Amendment Memo”	the memo dated 24 August 2018 regarding the amendments to the Land Use Rights Leasing Agreement;

“Major Continuing Connected Transactions”
the transactions relating to the sales and supply of products and services, deposit service provided by the Sinopec Financial Institutions to the Company under the Mutual Supply Agreement and relating to the land use rights leasing under the Land Use Rights Leasing Agreement, subject to the Independent Shareholders’ approval under the Hong Kong Listing Rules;

“Ministry of Finance”	the Ministry of Finance of the PRC;

“Mutual Supply Agreement”
the mutual supply agreement dated 3 June 2000 and the Supplemental agreement dated 26 September 2000 (as amended) regarding the provision of a range of products and services from time to time (1) by Sinopec Group to the Company; and (2) by the Company to Sinopec Group;

“NDRC”	the National Development and Reform Commission；

“Non-Major Continuing Connected Transactions”
the transactions contemplated under the SPI Fund Document and the Properties Leasing Agreement, and the financial services including entrusted loan provided by the Company to the Connected Subsidiaries under the Mutual Supply Agreement;

“Patents and Proprietary Technology License Agreement”
the patents and proprietary technology license agreement dated 3 June 2000 (as amended) regarding the granting of license by Sinopec Group to the Company to use certain patents and proprietary technology of Sinopec Group;

“PRC” or “China”
the People’s Republic of China, for the purpose of this announcement, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan Region of the People’s Republic of China;

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“Properties Leasing Agreement”	the properties leasing agreement dated 3 June 2000 (as amended) regarding the leasing of certain properties by Sinopec Group to the Company;

“Renewal of Continuing Connected Transactions”	renewal of the Continuing Connected Transactions pursuant to the amended Continuing Connected Transactions Agreements;

“Renewal of Major Continuing Connected Transactions”	renewal of the Major Continuing Connected Transactions pursuant to the amended Continuing Connected Transactions Agreements;

“RMB”	the lawful currency of the PRC;

“Shanghai Listing Rules”	the Share Listing Rules of Shanghai Stock Exchange;

“Shares”	the ordinary shares of RMB1.00 each in the share capital of Sinopec Corp., including the A Shares and H Shares;

“Shareholders”	the shareholders of Sinopec Corp.;

“Sinopec Century Bright”	Sinopec Century Bright Capital Investment Limited, a wholly-owned subsidiary of China Petrochemical Corporation;

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability;

“Sinopec Finance”	Sinopec Finance Co., Ltd, a subsidiary of China Petrochemical Corporation jointly established with Sinopec Corp.;

“Sinopec Financial Institutions”	Sinopec Finance and Sinopec Century Bright;

“Sinopec Group”	(i) China Petrochemical Corporation and its associates (other than Sinopec Corp. and its subsidiaries except for those mentioned in (ii)); and (ii) Connected Subsidiaries;

“SPI Fund Document”
Safety Production Insurance Fund Document, a document jointly issued in 1997 by the Ministry of Finance and the ministerial level enterprise of China Petrochemical Corporation and its associated company before the industry reorganisation in 1998 (Cai Gong Zi 1997 No. 268) relating to the payment of insurance premium by Sinopec Corp. to the China Petrochemical Corporation;

“SSE”	the Shanghai Stock Exchange;

“Stock Exchange” or “Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;
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“Three Supplies and One Industry Assets”	assets related to water supply, community power supply, community gas supply (heating supply) and property management; and

“Trademarks License Agreement”	the trademarks license agreement dated 3 June 2000 (as amended) regarding the granting of license by Sinopec Group to the Company to use certain trademarks of Sinopec Group.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC
27 August 2021

As of the date of this announcement, directors of the Company are: Ma Yongsheng#, Zhao Dong*, Yu Baocai#, Liu Hongbin#, Ling Yiqun#, Li Yonglin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

# Executive Director
*Non-executive Director
+Independent Non-executive Director

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: August 30, 2021